BANK OF CHINA 中国银行

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Beijing 2008

File No.82-35030

4 April 2007

BY COURIER

The Office of International Corporate Fi[redacted]
The Securities and Exchange Commissi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07022551

SUPPL

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Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Camela Lee at (852) 2846 2703.

PROCESSED
APR 16 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

4/11

Encl.

Annex A

List of Documents Furnished

1. Announcement regarding 2006 Estimated Results of the Bank published in newspapers in Hong Kong on 19 March 2007.
2. 2006 Annual Results of the Bank published in newspapers in Hong Kong on 23 March 2007.
3. Highlights of 2006 Annual Results of the Bank published in newspapers in Hong Kong on 23 March 2007.
4. Overseas regulatory announcement in Hong Kong, dated 23 March 2007, in relation to (1) Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited; and (2) Announcement Regarding Resolutions of the Board of Supervisors of Bank of China Limited.
5. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 March 2007 filed by the Bank with the Stock Exchange of Hong Kong Limited.
6. Announcement regarding 2006 Estimated Results of the Bank published in newspapers in the PRC on 19 March 2007.
7. Summary of the 2006 Annual Report of the Bank published in newspapers in the PRC on 23 March 2007.
8. Announcement Regarding Resolutions of the Board of Directors of the Bank published in newspapers in the PRC on 23 March 2007.
9. Announcement Regarding Resolutions of the Board of Supervisors of the Bank published in newspapers in the PRC on 23 March 2007.

Brief Descriptions of Documents for which No English Language Translation, Version or Summary Has Been Prepared

1. Announcement in the PRC, dated 14 March 2007, announcing resolutions passed at the meeting of Board of Supervisors held on 9 March 2007.

2. Overseas regulatory announcement in Hong Kong, dated 14 March 2007, announcing resolutions passed at the meeting of Board of Supervisors held on 9 March 2007.

South China Morning Post
Date : 19 MAR 2007
File No. 82-35030
RECEIVED
2007 APR 11 A 9:45

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

ANNOUNCEMENT
2006 Estimated Results

The Bank currently estimates that its net profit for the year 2006 is expected to exceed the net profit for the year 2005 by more than 50%.

The financial information of the Bank for 2006 referred to in this announcement is not audited by the auditors of the Bank, and may be different from the audited financial information. Potential investors of the Bank should exercise caution when dealing in the shares of the Bank.

On 16 March 2007, the Bank received a notification issued by the Ministry of Finance and the State Administration of Taxation (Cai Shui [2007] No. 40) on the aggregate amount of salaries paid by the Bank to its employees that is allowable as a deductible expense for computing the Bank's income tax for 2006. Accordingly, the Bank's total income tax expense is expected to be reduced by approximately RMB4,600 million.

The Bank conducted an estimate of the Bank's consolidated financial information for 2006 in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions issued by the Ministry of Finance of the People"s Republic of China (the "PRC GAAP"), and the Bank currently estimates that its net profits under both PRC GAAP and International Financial Reporting Standards for the year 2006 are expected to exceed the corresponding net profits for the year 2005 by more than 50%. For reference purposes, the audited net profit attributable to equity holders of the Bank reported under International Financial Reporting Standards for the year 2005 was RMB25,921 million, and the net profit under PRC GAAP was RMB27,492 million.

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 18 March 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
\# *Independent non-executive directors*

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File No. 82-35030

South China Morning Post

Date : 23 Mar 2007

中國銀行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

2006 Annual Results Announcement

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to announce the audited results of the Bank and its subsidiaries (the "Group") for the year ended 31 December 2006.

1 CORPORATE INFORMATION

1.1	Place of Listing:	A share: The Shanghai Stock Exchange H share: The Stock Exchange of Hong Kong Limited
1.2	Stock Name and Stock Code:	A share: Bank of China, 601988 H share: Bank of China, 3988
1.3	Registered Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Office Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Post code:	100818
	Website:	http://www.boc.cn
	E-mail:	bocir@bank-of-china.com
1.4	Secretary to the Board of Directors:	YEUNG Jason Chi Wai
	Office Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Post code:	100818
	Telephone:	8610-66596688
	Fax:	8610-66594568
	E-mail:	bocir@bank-of-china.com
1.5	Listing Affairs Representatives:	LUO Nan
	Office Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Post code:	100818
	Telephone:	8610-66594626
	Fax:	8610-66594568
	E-mail:	bocir@bank-of-china.com

2 SUMMARY OF BUSINESS DATA

(Note: The following is prepared in accordance with International Financial Reporting Standards)

Unit: RMB million

	Note	2006	2005	2004	2003(note 1)
Results of operations					
Net interest income		121,371	101,008	88,435	76,597
Non-interest income		27,007	24,098	27,378	17,599
Operating income	2	148,378	125,106	115,813	94,196
Loan impairment losses		(12,342)	(11,486)	(23,812)	(18,100)
Operating expenses and others		(68,731)	(59,984)	(54,879)	(46,080)
Operating profit		67,305	53,636	37,122	30,016
Profit before income tax		67,937	53,811	37,263	29,947
Profit after tax		48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank		42,830	25,921	22,301	23,615
Total dividend		10,154	14,112	14,200	—
Balance sheet items					
Total assets		5,327,653	4,740,048	4,265,221	3,973,280
Loans and advances to customers, net		2,337,726	2,152,112	2,072,919	1,921,861
Investment securities	3	1,892,482	1,683,313	1,321,646	1,104,105
Total liabilities		4,914,697	4,484,529	4,037,314	3,751,434
Due to customers		4,091,118	3,699,464	3,338,448	3,033,364
Capital and reserves attributable to the equity holders of the Bank		382,917	226,419	200,755	196,820
Number of ordinary shares in issue					
Average (shares, million)	4	236,055	186,425	186,390	186,390
Year-end (shares, million)		253,839	209,427	186,390	186,390
Per share					
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted)		0.18	0.14	0.12	0.13
Dividend per share (before tax, RMB)	5	0.04	0.07	0.08	—
Net assets per share (RMB)	6	1.51	1.08	1.08	1.06
Key financial ratios					
Return on average total assets (%)	7	0.96	0.70	0.66	0.74
Return on average equity (%)	8	14.06	12.14	11.22	12.00
Net interest spread (%)	9	2.28	2.21	2.14	2.08
Net interest margin (%)	10	2.45	2.33	2.24	2.16
Loan-deposit ratio (%)	11	59.45	60.42	64.33	71.24
Non-interest income to operating income (%)	12	18.20	19.26	23.64	18.68
Cost to income (%)		46.32	47.95	47.39	48.92
Cost to income (%) (excluding business and other taxes, %)		41.97	43.41	43.08	44.70
Capital adequacy ratios					
Core capital adequacy ratio (%)		11.44	8.08	8.48	N/A
Capital adequacy ratio (%)		13.59	10.42	10.04	N/A

months, 876,623,531 shares were placed with a lock-up period of three months and 876,623,469 shares with a lock-up period of six months to the offline investors, and 3,454,547,000 shares were not subject to selling restriction. The shares placed to offline investors have been unfrozen and allowed to be tradable on the stock exchange on 5 October 2006 and 5 January 2007 respectively.

IV. By the end of 31 December 2006, the Bank has issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

V. "Selling restriction" in the above-mentioned table refers to A Shares issued by the Bank only.

VI. In the report period, the Bank has not issued bonus shares or transferred shares from the surplus reserve.

3.2 Shareholder Information in the Report Period

3.2.1 *Number of Shareholders and Shareholdings Issuance and Listing of Shares*

The Bank successfully floated H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 issued in the IPO and 3,835,288,000 shares issued by exercise of over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on Shanghai Stock Exchange on 5 July. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the fully diluted total equity. RMB20 billion was raised in the offering.

The IPOs of H-Share and A-Share account for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

3.2.2 *Shareholder Information at the End of the Report Period*

As of 31 December 2006, the Bank had 846,127 shareholders, of which, there were 378,972 holders of H Shares, and 467,155 holders of A Shares.

3.2.3 *Top ten shareholders as of 31 December 2006*

No.	Shareholder's name	Type of Shareholder	Type of shares	Number of shares held	Proportion in total share capital (%)	Shares pledged or frozen shares
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%	
2	HKSCC Nominees Limited	Foreign	H	30,262,318,674	11.92%	
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%	
4	Asia Financial Holdings Pte. Ltd	Foreign	H	10,471,368,118	4.13%	
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%	
6	UBS AG	Foreign	H	3,377,860,684	1.33%	
7	Asian Development Bank	Foreign	H	506,679,102	0.20%	
8	The Bank of Tokyo-Mitsubishi UFJ Ltd.	Foreign	H	473,052,000	0.19%	
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%	
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%	
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%	

The number of shares held by H share shareholders is that recorded in the Register of Members as kept by the H Share Registrar of the Bank.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor the existence of connected relations among the above-mentioned shareholders.

Top ten holders of A Shares not subject to selling restriction as at 31 December 2006

(Unit: Share)

No.	Shareholder's name	Number of shares not subject to trading moratorium	Class of shares
1	ICBC — Southern Securities Investment Fund for Stocks with Good Performance and Growth	210,000,000	A
2	Agricultural Bank of China — Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	96,629,963	A
3	ICBC — Lion Value Growth Stock Securities Investment Fund	73,469,700	A
4	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	62,858,475	A
5	ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	49,869,579	A
6	ICBC — E Fund Value Selective Stock Securities Investment Fund	42,000,000	A
7	China Pacific Life Insurance Co., Ltd — traditional-ordinary insurance products	35,179,154	A
8	Tiance Investment Management and Consulting (Shanghai) Co., Ltd	31,575,159	A
9	China Life Insurance Company Limited — traditional-ordinary insurance products-005L-CT001 SH	27,058,100	A
10	Xinghe Securities Investment Fund	25,843,028	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

3.3 Issue of Subordinated Bonds and Use of Proceeds

The purpose for the Bank's issue of the subordinated bonds was to effectively mitigate liquidity risk and optimize the maturity structure of assets and liabilities. The Bank plans to utilize the long-term funds raised by the issuance to grant long and medium-term loans, especially those for high-quality infrastructure construction projects.

In the report period, the Bank has not issued subordinated bonds.

3.4 The Controlling Shareholder of the Bank

Central SAFE Investments Limited

Central SAFE Investments Limited (Huijin) is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB496.6125 billion. Its legal representative is Hu Xiaolian. On behalf of the state, Huijin performs the rights and obligations as an investor in the Bank, and implements the equity investment subject to the approval of the State Council and policies and arrangement relating to the state's reform of state-owned financial institutions. Huijin does not

	Note				
Identified impaired loans to gross loans (%)		[illegible]	[illegible]	[illegible]	[illegible]
Allowance for loan impairment losses		94,293	83,153	74,769	239,039
Allowance for loan impairment losses to identified impaired loans (%)		91.34	75.92	63.16	66.73
Allowance for loan impairment losses to gross loans (%)		3.88	3.72	3.48	11.06
Credit cost (%)	13	0.53	0.52	1.11	N/A
Human resources					
Number of employees of the Group (person)	14	232,632	229,742	238,672	241,401
Credit ratings					
Moody's		A2	A2	A2	A2
Standard & Poor's		BBB+	BBB+	BBB–	BB+
Fitch Ratings		A	A–	BBB+	BBB+
Exchange rate					
USD/RMB year-end middle rate		7.8087	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		10.2665	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		1.0047	1.0403	1.0637	1.0657
Share price (year-end closing price)					
Bank of China (601988.SH, RMB per ordinary share)		5.43	N/A	N/A	N/A
Bank of China (3988.HK, HKD per ordinary share)		4.27	N/A	N/A	N/A
BOC Hong Kong (Holdings) Limited (2388.HK, HKD per ordinary share)		21.15	14.95	14.85	14.60

On 26 August 2004, the Bank converted its form of ownership into a joint stock commercial bank and Bank of China Limited was formed and registered in Beijing. On 1 June and 5 July 2006, the Bank's shares were successfully listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange, respectively, being the first bank in China dually listed in the international and domestic capital markets. The Bank remains a state-controlled joint stock commercial bank.

Note 1 The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gain on the disposal of BOCHK shares of RMB7.4 billion.

Note 2 Operating income comprises net interest income and non-interest income. Non-interest income includes net fee and commission income, net trading (losses)/gains, net (losses)/gains on investment securities and other operating income.

Note 3 Investment securities include available-for-sale securities, held-to-maturity securities, loans and receivables and trading assets and other financial instruments at fair value through profit or loss.

Note 4 Average number of ordinary shares in issue represents the weighted average number of ordinary shares in issue during the period.

Note 5 Dividend per share = total dividend ÷ number of ordinary shares in issue at the year-end

Note 6 Net assets per share = capital and reserves attributable to the equity holders of the Bank at the year-end ÷ number of ordinary shares in issue at the year-end.

Note 7 Return on average total assets = profit after tax ÷ average total assets. Average total assets = (total assets at the beginning of the year + total assets at the year-end) ÷ 2.

Note 8 Return on average equity = profit attributable to the equity holders of the Bank ÷ average owner's equity. Average owner's equity (excluding minority interest) = (owner's equity, excluding minority interest, at the beginning of the year + owner's equity, excluding minority interest, at the year-end) ÷ 2. As the total owner's equity (excluding minority interest) was less than zero at 1 January 2003, the ratio for the year 2003 is computed using total equity (excluding minority interest) at 31 December 2003.

Note 9 Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are the daily average balances derived from the Bank's management accounts (unaudited).

Note 10 Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balances are daily average balances derived from the Bank's management accounts (unaudited).

Note 11 Loan-deposit ratio = loan balance at year-end ÷ customer deposit balance at year-end.

Note 12 Non-interest income to operating income = non-interest income ÷ operating income. In 2006, excluding the losses from revaluation of foreign currency positions of RMB9.82 billion (2005: RMB4.746 billion), the non-interest income accounted for 23.28% (2005: 22.21%) of the total operating income.

Note 13 Credit cost = impairment losses on loans and advances ÷ average loans and advances to customers. Average loans and advances to customers = (loans and advances to customers at the beginning of the year + loans and advances to customers at the end of the year) ÷ 2.

Note 14 Number of employees of the Group includes temporary and contract staff.

3 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

3.1 Changes in Share Capital in the Report Period

(Unit: Share)

	1 January 2006		Increase/decrease in the report period					31 December 2006	
	Number	%	Issue of shares before IPO	Issue of H Shares	Issue of A Shares	Others	Sub-total	Number	%
I. Shares subject to selling restriction								173,487,740,209	68.34%
1. State-owned shares (promoters' shares)	174,128,718,217	83.15%				–2,803,313,477	–2,803,313,477	171,325,404,740	67.49%
2. Shares held by state-owned legal persons			8,514,415,652			–8,514,415,652	0		
3. Shares held by other domestic investors					3,038,959,000	–876,623,531	2,162,335,469	2,162,335,469	0.85%
Incl.:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4 Shares held by foreign investors	35,298,644,140	16.85%				–35,298,644,140	–35,298,644,140		
Incl.:									
Shares held by overseas legal persons	35,298,644,140	16.85%				–35,298,644,140	–35,298,644,140		
Shares held by overseas natural persons									
II. Shares not subject to selling restriction								80,351,421,800	31.66%
1. RMB-denominated ordinary shares					3,454,547,000	876,623,531	4,331,170,531	4,331,170,531	1.71%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares				29,403,878,000		46,616,373,269	76,020,251,269	76,020,251,269	29.95%
4 Others									
III. Total	209,427,362,357	100.00%	8,514,415,652	29,403,878,000	6,493,506,000	0	44,411,799,652	253,839,162,009	100.00%

I. The Bank issued 8,514,415,652 ordinary shares to National Council for Social Security Fund ("NCSSF") on 13 March 2006.

II. On 1 June 2006, the Bank completed a successful initial public offering of 25,568,590,000 H Shares and was listed on the Hong Kong Stock Exchange. On 9 June 2006, pursuant to the exercise of the over-allotment option, a further 3,835,288,000 H Shares were issued, thereby issuing in aggregate a total of 29,403,878,000 H shares. During the offering and listing of H Shares, 35,298,644,140 unlisted foreign shares held by overseas strategic investors of the Bank, 8,514,415,652 ordinary shares held by NCSSF, and 2,803,313,477 ordinary shares transferred by the promoter — Central SAFE Investments Limited ("Huijin") to NCSSF according to state provisions were all converted into H Shares and became listed on the Hong Kong Stock Exchange.

III. In June 2006, 6,493,506,000 A Shares were offered to the public. On 29 June 2006, the A shares offered to the public by the Bank and 171,325,404,740 ordinary shares held by the promoter-Huijin were registered as A shares. On 5 July 2006, the Bank's A Shares were listed on Shanghai Stock Exchange. Of the A Shares, 1,285,712,000 shares were placed to 14 strategic investors with a lock-up period of 18

4.1 Directors, Supervisors and Senior Management

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the report period (Thousand)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang	48	Male	Chairman	From August 2004 to August 2007	1,523.770	Yes
LI Lihui	54	Male	Vice Chairman and President	From August 2004 to August 2007	1,521.657	Yes
ZHANG Jinghua	50	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
YU Erniu	57	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHU Yan	50	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHANG Xinze	60	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
HONG Zhihua	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
HUANG Haibo	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
Sir Frederick Anderson GOODWIN	48	Male	Non-Executive Director	From January 2006 to January 2009	—	No
SEAH Lim Huat Peter	60	Male	Non-Executive Director	From June 2006 to June 2009	—	No
HUA Qingshan	53	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.831	Yes
LI Zaohang	51	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.235	Yes
Anthony Francis NEOH	60	Male	Independent Non-Executive Director	From August 2004 to August 2007	400	No
William Peter COOKE	73	Male	Independent Non-Executive Director	From December 2004 to December 2007	606.464	Yes
Patrick de SAINT-AIGNAN	58	Male	Independent Non-Executive Director	From January 2006 to January 2009	400	No
Alberto TOGNI	68	Male	Independent Non-Executive Director	From June 2006 to June 2009	145.833	No
LIU Ziqiang	58	Male	Chairman of Board of Supervisors	From August 2004 to August 2007	1,312.599	No
WANG Xueqiang	49	Male	Supervisor	From August 2004 to August 2007	878.334	No
LIU Wanming	48	Male	Supervisor	From August 2004 to August 2007	874.247	No
LI Chunyu	47	Male	Employee Supervisor	From December 2004 to December 2007	478.632	No
LIU Dun	43	Male	Employee Supervisor	From December 2004 to December 2007	422.972	No
ZHOU Zaiqun	54	Male	Executive Vice President	From August 2004 to August 2007	1,437.055	Yes
ZHANG Yanling	55	Female	Executive Vice President	From August 2004 to August 2007	1,313.222	Yes
ZHANG Lin	50	Female	Secretary of Party Discipline Committee	From August 2004 to August 2007	1,230.033	No
ZHU Min	54	Male	Executive Vice President	From August 2006 to August 2009	1,193.883	No
WANG Yongli	42	Male	Executive Vice President	From August 2006 to August 2009	1,187.267	No
YEUNG Jason Chi Wai	52	Male	Secretary to the Board of Directors	From November 2005 to November 2008	5,618.777	Yes
ZHU Xinqiang[1]	54	Male	Executive Assistant President	From November 2003 to August 2006	1,030.727	Yes
Lonnie DOUNN[2]	54	Male	Chief Credit Officer	From March 2005 to September 2006	7,915.785	No

1 Zhu Xinqiang resigned in August 2006 for personal reason.

2 Lonnie Dounn resigned in September 2006 for personal reason.

Note

(1) In the report period, none of the directors, supervisors or senior management holds the Bank's shares.

(2) Independent Non-Executive Directors' compensation is based on "the resolution of the fifth session of the first board of directors' meeting of the Bank". The supervisors' compensation is based on "the resolution of the second extraordinary meeting of shareholders of the Bank in 2005".

The annual compensation of Independent Non-Executive Directors and supervisors should be proposed by the Personnel and Remuneration Committee and submitted to the board of directors and shareholders' meeting for review and approval.

The compensation of the senior management is based on the Bank's *Management Measures on Remuneration of Senior Management*. The employee supervisors' compensation is based on staff salary control system.

(3) Non-Executive Director holding a position in a shareholder of the Bank does not receive any compensation from the Bank. They are remunerated by the respective shareholder entity where they hold a position.

4.2 Compensations for Directors, Supervisors and Senior Management in 2006

Our Executive Directors and Supervisors, who are also our employees and our senior management personnel, receive compensation in the form of salaries, bonuses, benefits in kind, contributions to pension schemes, as well as other pension through our contribution to their social insurance and housing plans. Our Independent Non-Executive Directors receive directors' fees and allowance. Our Non-Executive Directors do not receive any salary or directors' fees from us.

The aggregate fees and compensation paid by us to all our Directors, Supervisors and senior management members in 2006 were RMB32.1133 million. A total of RMB2.6 million was contributed for the social insurance, supplementary insurance expenses and housing fund for Directors, Supervisors and senior management members.

Compensation for Directors, Supervisors and the Senior Management in 2006

	RMB million
Total amount of Directors' fees and compensation	32.1133
Independent Non-Executive directors' fees and other income	1.5523

Compensation range	*Number of persons*
Above and including RMB7.00 million up to RMB7.99 million	1
Above and including RMB6.00 million up to RMB6.99 million	0
Above and including RMB5.00 million up to RMB5.99 million	1
Above and including RMB2.00 million up to RMB4.99 million	0
Above and including RMB1.00 million up to RMB1.99 million	11
RMB0.99 million and below	8

5 MANAGEMENT DISCUSSION AND ANALYSIS

5.1 Financial Review

Summary of financial position and results of operations of the Group for 2006

Profit after tax

For 2006, the Group earned a profit after tax of RMB48.3 billion, an increase of RMB16.7 billion (52.94%) compared to the prior year. Profit attributable to the equity holders of the Bank amounted to RMB42.8 billion, an increase of RMB16.9 billion (65.23%). These results exceeded the objectives in the budget approved by the Bank's shareholders and the profit forecast developed in connection with the Bank's initial public offering ("IPO") of its ordinary shares. The substantial improvement in profit after tax for the year was attributable to robust growth in operating income, improved operating efficiency, effective management of credit costs, and a decrease in the effective tax rate.

Earnings per share

In 2006, basic and diluted earnings per share was RMB0.18, an increase of RMB0.04 compared to the prior year. The capital raised in connection with the Bank's IPO in 2006, and the related listing of its ordinary shares on both the Hong Kong and Shanghai markets, further increased the Bank's capital base and ordinary shares outstanding. Benefiting from the Group's strong profits, both the basic and diluted earnings per share increased compared to the prior year.

ROA & ROE

During 2006, return on average total assets was 0.96%, the highest level in the past four years, and return on average shareholders' equity was 14.06%. These amounts reflected robust increases of 0.26 percentage points and 1.92 percentage points, respectively, as compared to 2005.

Revenue growth

The Group achieved operating income of RMB148.4 billion, an increase of RMB23.3 billion (18.60%) compared to the prior year. This increase was primarily due to the continued increase in the average balances of loans and investment securities, as well as an increase in average yields. At the same time, the Group intensified its focus on developing fee-based businesses, and there was continued improvement in net fee and commission income.

Non-interest income to operating income ratio

The Group recognized non-interest income of RMB27.0 billion in 2006, an increase of RMB2.9 billion (12.07%) compared to the prior year. The ratio of non-interest income to operating income was 18.20%, a decrease of 1.06 percentage points compared to the prior year. Excluding the effect of loss from revaluation of foreign currency positions, this ratio was 23.28%, an increase of 1.07 percentage points.

Cost to income ratio

The ratio of operating expenses and other items to operating income was 46.32%, a decrease of 1.63 percentage points compared to the prior year. Excluding business and other taxes, the ratio was 41.97%, a decrease of 1.44 percentage points compared to the prior year. This decrease was mainly due to the vigorous control of operating costs, as well as the robust growth in operating income.

Credit costs

The credit costs for 2006 were 0.53% of the average loans and advances, an increase of 0.01 percentage point compared to the prior year. While the Group has increased the size of its loan portfolio in recent years, credit costs have been maintained at a relatively low level. Improvement in asset quality, resulting from continuous improvements in the Group's credit risk management processes, and diligent efforts directed at disposing of non-performing assets contributed significantly to the Group's ability to control credit costs.

Identified impaired loans

At the end of 2006, identified impaired loans totaled RMB103.2 billion, a decrease of RMB6.3 billion compared to the end of 2005. The ratio of identified impaired loans to total loans and advances was 4.24%, a decrease of 0.66 percentage points compared to the end of 2005. The Group achieved its "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to total loans and advances.

Allowance for loan impairment losses

At the end of 2006, the allowance for loan impairment losses was RMB94.3 billion, an increase of RMB11.1 billion compared to the end of 2005. The ratio of the allowance for loan impairment losses to identified impaired loans was 91.34%, an increase of 15.42 percentage points compared to the prior year-end.

Capital adequacy ratio

At the end of 2006, the Group's capital adequacy ratio was 13.59% and its core capital adequacy ratio was 11.44%, representing increases of 3.17 percentage points and 3.36 percentage points, respectively, compared to those at the prior year-end. These ratios were the highest levels in recent years. This increase is primarily due to the significant core capital raised through the IPO and the decrease in the Group's net foreign currency exposure, which reduces the related market risk capital requirement.

Income Statement Analysis

Net interest income

In 2006, the Group's net interest income was RMB121.371 billion, an increase of RMB20.363 billion (20.16%) compared to the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. Domestically, interest rates related to interest-earning assets and interest-bearing liabilities are largely influenced by the benchmark interest rates and interest rate policy established by the People's Bank of China ("PBOC"). Significantly, the PBOC establishes floors benchmark interest rates for loans and ceilings benchmark interest rates for deposits denominated in RMB offered by domestic banks. Within the context of the framework established by the PBOC, the average interest rates of interest-earning assets and interest-bearing liabilities of the domestic operations are also influenced by other factors such as Chinese macro-economic changes, domestic competition, currency market liquidity and so on. Overseas rates are largely a function of foreign currency interest rate, local economic environment, financial market conditions and related fiscal policies.

The average balances and average interest rates[3] of interest-earning assets and interest-bearing liabilities related to the Group's are shown in the following tables:

Items	2006 Average balance	2006 Average interest rate (%)	2005 Average balance	2005 Average interest rate (%)
	(Unit: RMB million, other than the percentage)			
The Group				
Interest-earning assets				
Loans and advances to customers	2,353,694	5.48%	2,194,078	5.03%
Investment securities	1,895,643	3.54%	1,485,640	3.02%
Due from banks and other financial institutions[4]	710,323	2.70%	655,359	1.94%
Total	4,959,660	4.34%	4,335,077	3.87%
Interest-bearing liabilities				
Deposits from customers	4,070,308	1.96%	3,560,014	1.57%
Due to banks and other financial institutions[5]	373,811	1.51%	355,856	1.83%
Other borrowed funds	109,910	4.21%	115,843	3.90%
Total	4,554,029	2.06%	4,031,713	1.66%
Net interest spread		2.28%		2.21%

The impact of volume and interest rate[6] changes on consolidated net interest income are summarized in the following table:

Items	2006	2005	Change	Net interest income analysis: Volume	Net interest income analysis: Interest rate
	(Unit: RMB million)				
The Group					
Interest-earning assets					
Loans and advances to customers	128,934	110,313	18,621	8,029	10,592
Investment securities	67,195	44,938	22,257	12,382	9,875
Due from banks and other financial institutions[2]	19,205	12,697	6,508	1,066	5,442
Total	215,334	167,948	47,386	21,477	25,909
Interest-bearing liabilities					
Deposits from customers	79,939	55,914	24,025	8,012	16,013
Due to banks and other financial institutions[3]	9,393	6,512	2,881	329	2,552
Other borrowed funds	4,631	4,514	117	(231)	348
Total	93,963	66,940	27,023	8,110	18,913
Net interest income	121,371	101,008	20,363	13,367	6,996

3 Average balances of interest-earning assets and interest-bearing liabilities are the average daily balance derived from the Group's management accounts which have not been audited.

4 Due from banks and other financial institutions include balances with central banks and placements with banks and other financial institutions.

5 Due to banks and other financial institutions include due to central banks and placements from banks and other financial institutions.

6 Impact of volume changes on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of interest rate changes on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Changes caused by changes in both volume and rate have been allocated to rate.

The Group reported non-interest income of RMB27.007 billion, an increase of RMB2.909 billion (12.07%) compared to the prior year. Non-interest income accounted for 18.20% of total operating income, down 1.06 percentage points. Excluding the impact of translation losses related to the Group's net foreign currency exposure, this ratio was 23.28%, an increase of 1.07 percentage points.

Net fee and commission income

Through its global network, the Group provides its customers with a variety of fee-based products, including agency services, settlement and clearing, credit commitment, bank cards, fiduciary and other custodian services. The Group improved its product mix, not only to generate consistent revenue growth, but also to deepen and strengthen its client relationships by providing more diversified financial services to address a more diverse set of customer needs.

The Group earned net fee and commission income of RMB14.323 billion in 2006, an increase of RMB5.076 billion (54.89%) compared to the prior year.

During 2006, the Group launched a three-year plan to further develop and enhance its fee based services, in order to leverage its competitive advantage and reinforce its leading position in the domestic market. The key elements of this plan include: enhancement of the management and organization structure and deployment of adequate resources to more effectively support the delivery of fee-based products and services, principally through objective-based performance evaluation and remuneration; a reinvigorated focus on new product development, with particular emphasis on the areas of international and trade finance, wealth management products, services for Qualified Domestic Institutional Investors, and bank cards; improvement of communications among various business and functional departments, including product management departments and the front line departments, domestic and overseas operations, commercial banking, investment banking and insurance operations, to promote efficient service and cross-selling; further strengthening of pricing strategy including revision and broadening of new fee based services.

Net trading (losses)/gains

Unit: RMB million

	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	(2,290)	2,226	5,294	9,488
Net gains from interest rate instruments	492	1,753	2,294	(5,333)
Net gains from trading equity securities	324	130	(178)	3
Net (losses)/gains from precious metal transactions	(68)	150	1,271	(40)
Others	(2)	24	201	185
Total	(1,544)	4,283	8,882	4,303

The Group incurred a net trading loss of RMB1.544 billion in 2006. This loss arose principally from foreign exchange and foreign exchange products related to the continued appreciation of the RMB.

Net gains/losses from foreign exchange and foreign exchange products

The Group recognized net losses of RMB2.290 billion from foreign exchange and foreign exchange products during 2006. This loss reflects the net results of gains from foreign exchange transactions and losses from revaluation of foreign currency positions.

Gains from foreign exchange transactions

The volume of the Group's foreign exchange transactions grew steadily during the year, resulting in a gain of RMB7.530 billion. Domestically, the spread income derived from RMB/foreign exchange transactions amounted to RMB5.938 billion, an increase of RMB1.077 billion (22.16%) compared to the prior year. The increase was primarily attributable to the increase of the spread earned on RMB/foreign currency transactions compared to 2005.

Losses from revaluation of foreign currency positions

The Group reported a net loss of RMB9.82 billion which was attributable to its revaluation of its net foreign exchange positions in 2006. The composition of the Group's foreign exchange positions as of 31 December 2006 and the related revaluation gains and losses for the year are set out in the following table:

	Net foreign currency position as of 31 December 2006① On Balance Sheet	Off Balance Sheet	Total	Net gains/losses arising from the net foreign currency position reported in 2006① On Balance Sheet	Off Balance Sheet	Total
	Amount in USD Million			Amount in RMB Million		
1. Net foreign currency position relating to Huijin option						
(1) Foreign exchange option with Huijin	—	(18,000)			1,949	
(2) Foreign currency capital injected economically hedged by the Huijin option	18,000	—	—	(4,707)		(2,758)
2. Net foreign currency position relating to swap agreements						
(1) Spot transactions under foreign currency swap agreements	41,528	—	—	(6,730)	—	(4,508)
(2) Forward transactions under foreign currency swap agreements	—	(41,528)		—	2,722	
3. Structural position in foreign operations②	14,571		14,571			—
4. Other foreign currency position	11,588	4,109	15,697	(2,773)	219	(2,554)
	85,687	(55,419)	30,268	(14,210)	4,390	(9,820)
Less: Structural position in foreign operations②			(14,571)			
Net foreign currency position			15,697			

① Long and short positions of foreign currency are representing by positive and negative figures, respectively.

Gain and loss of revaluation and retranslation are representing by positive and negative figures, respectively.

② Translation losses related to the structural position of the Group's foreign operations are recognized as "Currency translation differences", a separate component of equity, which does not affect the consolidated profit and loss of the Group.

The following explains the key components presented in the above table:

1. Net foreign currency position relating to Huijin option

On 5 January 2005, the Bank entered into an option agreement with Huijin ("Huijin option"), to economically hedge a portion of its net foreign currency position arising from the foreign currency capital injection by Huijin. According to the terms of the agreement, the Bank acquired options to sell to Huijin USD, totaling USD18 billion, in tranches of no more than USD1.5 billion each at the beginning of each calendar month from 1 January to 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4.469 billion is payable by the Bank to Huijin in 12 equal monthly installments beginning from 1 January 2007. The gain from the change in the fair value of the Huijin option for 2006 amounted to RMB1.949 billion, which partially offset the RMB4.707 billion foreign exchange revaluation loss of the related on-balance sheet foreign currency exposure.

2. Net foreign currency position relating to swap agreements

Considering the surplus liquidity in the RMB capital markets, the lack of investment alternatives, and the favorable interest yields of foreign currency denominated financial assets, the Bank entered into a series of USD/RMB swap transactions to increase its income through investment in additional USD denominated financial assets. Under these agreements, the Bank bought USD in spot transactions and invested the funds in financial assets denominated in foreign currency to benefit from the favorable interest differentials, and bought back the RMB in the future at agreed exchange rates to effectively mitigate the Group's foreign currency risks. The swap transactions had no impact on the Group's net foreign currency position. As of 31 December 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion.

In 2006, the foreign exchange revaluation loss related to the USD currency positions through these spot transactions was RMB6.730

primarily attributable to the growth in the average balance as well as the average yield of interest-earning assets. In this regard, the average balance of interest-earning assets increased by 14.41% and reached RMB4,959.660 billion. The consolidated yield on interest-earning assets increased 47 basis points during 2006 to 4.34%.

Loans and advances to customers

The Group's interest income earned on loans and advances to customers was RMB128.934 billion, an increase of RMB18.621 billion (16.88%) as compared to the prior year. This increase reflects the judicious increase in loan balances during the year and an increase in both domestic and foreign currency yields. After cautiously taking risk and reward in consideration, the Group's average balance of loans and advances to customers reached RMB2,353.694 billion, representing an increase of 7.27% compared to the prior year. Continued increases in foreign currency yields (in particular the USD), the PBOC's increases in the RMB loan benchmark rate in April and August of 2006 pushed the combined yield on overseas and domestic loans to 5.48%, an increase of 45 basis points.

Investment securities

The Group's interest income earned on investment securities was RMB67.195 billion, an increase of RMB22.257 billion (49.53%) compared to the prior year. The growth was largely attributable to an intense focus on optimizing the mix of the Group's investment portfolio, including the IPO proceeds, in higher yielding securities. This deployment of excess liquidity resulted in an increase of 27.6% in the average balance of investment securities during the year to RMB1,895.643 billion. The Group has also continued to proactively manage the composition of its investment securities portfolio, taking into consideration continuing increases in the yields on securities denominated in foreign currencies, in particular the USD. The average yield of investment securities increased 52 basis points to 3.54% during the year.

The average yield of investment securities denominated in RMB was 2.35%, a decline of 6 basis points compared to the prior year. The decline was primarily attributable to the surplus liquidity in the RMB financial markets, pushing down the yields on RMB securities. The yield of one year PBOC bills decreased steadily from 2004, although the decline stabilized and began to rise from the third quarter of 2005. This effect was fully reflected in the Bank's earnings in 2006.

Due from banks and other financial institutions

The Group's interest income derived from due from banks and other financial institutions rose RMB6.508 billion (51.26%) to RMB19.205 billion. The increase was primarily due to the growth in customer deposits, a series of increases by the PBOC in deposit reserve requirements during the year from 7.5% to 9.0%, and continued increases in overseas interest rates particularly USD. The average yield on items due from banks and other financial institutions increased by 76 basis points during 2006 to 2.70%.

The Group continues its efforts to minimize the relative balance of this lower yielding asset class. At the end of 2006, the ratio of the average balance of items due from banks and other financial institutions to that of total interest-earning assets declined from 15.0% to 14.0%, or 1.0 percentage point compared to the prior year.

Interest expense

The Group's interest expense was RMB93.963 billion, an increase of RMB27.023 billion (40.37%) compared to the prior year. This increase was principally attributable to a 12.96% growth in the average balance of interest-bearing liabilities to RMB4,554.029 billion, as well as a 40 basis points increase in the average cost to 2.06%.

Deposits from customers

In 2006, the Group's interest expense for customer deposits was RMB79.939 billion, representing an increase of RMB24.025 billion (42.97%) compared to the prior year. The increase was primarily due to the Group's concerted efforts to expand its RMB customer deposit base, with the average balance of customer deposits increasing to RMB4,070.308 billion, an increase of 14.33% during the year and a rise of 39 basis points in the average cost on customer deposits to 1.96%. This increase in average cost was mainly attributable to: the continued rise in foreign interest rates, particularly USD interest rates; the effect of the PBOC's five upward adjustments of the benchmark interest rate for smaller balance foreign currency deposit during 2005, which was fully reflected during 2006; the PBOC's increase of the benchmark interest rate for RMB deposits in August 2006; and a rise in the proportion of fixed deposits in overseas operations to total deposits.

Due to banks and other financial institutions

The Group's interest expense for items due to banks and other financial institutions was RMB9.393 billion, an increase of RMB2.881 billion (44.24%) compared to the prior year. The increase was primarily due to the interest rate increases related to major foreign currencies, particularly the USD, which resulted in a rise of 68 basis points on the average yield and to 2.51%.

The average interest rate of items due to banks and other financial institutions denominated in RMB was 2.14%, a decrease of 33 basis points. During the year, the Group intensified its efforts at proactive liability management to minimize the balance of this relatively high yielding class of interest-bearing liabilities.

Other borrowed funds

Other borrowed funds include special purpose borrowings and bonds issued. Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects with special commercial purposes in PRC. The Group's interest expense for other borrowed funds was RMB4.631 billion, an increase of RMB0.117 billion (2.59%) compared to the prior year. The increase was mainly due to the rise in interest rates of major foreign currencies, in particular the USD. The average interest rate of other borrowed funds rose 31 basis points during the year to 4.21%.

Net interest margin

During 2006, the Group continued to improve the effectiveness of its asset and liability management, successfully reducing the proportions of relative low yielding assets to total assets and relative high cost liabilities to total liabilities. Due to continued increases in the interest rates of the major foreign currencies, in particular the USD, and the continued use of RMB/USD swap transactions, the Group's net interest margin rose by 12 basis points to 2.45%. RMB and foreign currency net interest margins of domestic operations, however, have experienced opposite trends.

Net interest margin (%)	2006	2005	2004	2003
Domestic operations: foreign currency business	3.21	2.43	1.71	1.54
Domestic operations: RMB business	2.24	2.38	2.72	2.64

Foreign currency net interest margin

The Group's foreign currency net interest margin rose 78 basis points to 3.21%. The Group entered into RMB/USD currency swap transactions attributable to its more active approach to its asset and liability management, the surplus liquidity in the market and the lack of RMB investment alternatives. These swap transactions resulted in the Group's earning additional USD interest income. The related swap costs were recognized under "Net trading (losses)/gain". And the change of net interest margin was also attributable to the continued increase in overseas interest rates, particularly USD.

RMB net interest margin

Although the PBOC's adjustments to the benchmark rates in RMB loans and deposits in 2006 had a positive impact on RMB net interest income, the RMB net interest margin narrowed compared to the prior year. The decline was primarily attributable to the changes in the domestic macro-economic environment and intensified competition in PRC capital markets led to a decline in the average yield of RMB investment securities and discounted bills compared to the prior year, and at the same time, the proportion of the average balance of such items to interest-earning assets denominated in RMB increased, which led to the average interest rate of interest-earning assets denominated in RMB declined from last year's 4.11% to this year's 4.01%. As aforesaid, the Bank entered into RMB/USD swap transactions to improve the income, but these swap transactions will result in a decline in RMB interest income.

Non-interest income

Unit: RMB million

	2006	2005	2004	2003
Net fee and commission income	14,323	9,247	8,557	7,353
Net trading income	(1,544)	4,283	8,882	4,303
Net gains/losses on investment securities	1,132	(582)	337	1,094
Other operating income	13,096	11,150	9,602	12,249
Total	27,007	24,098	27,378	24,999

Notes: Net gains of RMB7.4 billion on the disposal of BOCHK shares were included in Other operating income in year 2003.

As of 31 December 2006, other net foreign currency position of the Group amounted to USD15.7 billion which included a USD11.6 billion on-balance sheet position and a USD4.1 billion off-balance sheet position. The on-balance sheet position comprised primarily the unhedged portion of foreign currency capital contribution, foreign currency profits, foreign currency position retained for daily operation purposes.

During 2006, the foreign currency proceeds from the IPO and the foreign currency profits increased the Group's foreign currency position. However, the Bank sold approximately USD26.3 billion to the PBOC following the approval from the relevant authorities. As a result, the Group reduced its net foreign currency position from USD25.8 billion at 31 December 2005 to USD15.7 billion at 31 December 2006. In 2006, the net loss arising from this other net foreign currency position recognized was RMB2.554 billion; which was lower than that in 2005.

The Group will continue to actively manage its net foreign currency position in 2007 and the net foreign currency exposure will continue to decrease.

Cost/benefits discussion

The Bank recorded a foreign currency revaluation loss of RMB9.820 billion from its foreign currency position during 2006. However, it has benefited from the favorable interest differentials between foreign currency and RMB financial assets discussed above. By way of example, the average yield of our foreign currency denominated investment securities was 4.74%, which was higher than the average yield of 2.35% for RMB denominated investment securities, leading to a difference in yield of 2.39%. Management believes that the benefits from favorable interest differentials were greater than the foreign exchange revaluation loss aforesaid.

Net trading income from interest rate instruments

Net trading income from interest rate instruments was comprised primarily of realized and unrealized gains/losses related to the trading of debt securities and interest rate derivatives. In 2006, the Group reported a net gain of RMB0.492 billion from trading in interest rate instruments, a decrease of RMB1.261 billion or 71.93% compared to the prior year.

Net gains/losses from investment securities

Unit: RMB million

	2006	2005	2004	2003
De-recognition of available-for-sale securities	1,178	(606)	529	1,217
(Write-back)/provision for impairment losses	(46)	24	(192)	(123)
Total	1,132	(582)	337	1,094

The Group reported a net gain of RMB1.132 billion from investment securities in 2006, representing an increase of RMB1.714 billion. This was mainly attributable to the gain on disposal of RMB1.3 billion of equity securities originally acquired through domestic debt-for-equity swap arrangements with borrowers.

Other operating income

The Group's other operating income was RMB13.096 billion, an increase of RMB1.946 billion (17.45%) compared to the prior year. The increase was mainly attributable to the rapid development in our insurance business. In 2006, insurance premiums amounted to RMB7.708 billion, representing an increase of RMB2.471 billion (47.18%) compared to the prior year.

Impairment loss on loans and advances

In 2006, the Group's impaired loans and ratio of identified impaired loans to total loans both decreased, reflecting the improved credit quality of loans and advances. The Group continued to adopt a prudent loan provisioning policy. Impairment losses on loans and advances amounted to RMB12.342 billion in 2006, representing an increase of RMB0.856 billion compared to the prior year. In 2006, the credit cost was 0.53% of total loans, almost the same level as the prior year.

Operating expenses and others

The Group incurred operating expenses amounting to RMB68.731 billion, representing an increase of RMB8.747 billion (14.58%) compared to the prior year.

Staff costs amounted to RMB30.896 billion, representing an increase of RMB3.790 billion (13.98%) compared to the prior year. The increase in staff costs was mainly attributable to: an increase in domestic salary levels through the implementation of the new domestic Salary System in 2006, which assigned salary levels based on a consistent assessment of roles, responsibilities and market compensation levels, related increases for government mandated contributions, based on employee salary levels, to various employee welfare programs, labor union, and training initiatives which accounted for 14%, 2%, and 1.5% respectively of the staff salary costs have also increased.

General operating and administrative expenses mainly comprised postal fee, marketing fee, utility fee, printing expenses, maintenance fee, offices, regulatory expenses and other professional fees. In 2006, the general operating and administrative expenses was RMB14.603 billion, an increase of RMB1.352 billion (10.20%) compared to the prior year, consistent with the growth in the Group's business activities. These expenses also included regulatory fees of RMB0.992 billion paid to the China Banking Regulatory Commission (CBRC), which increased RMB0.066 billion compared to the prior year.

Insurance claims expense amounted to RMB7.484 billion, an increase of RMB3.331 billion (80.21%) compared to the prior year. As the life insurance business grew rapidly in 2006, the provision for insurance claims increased accordingly.

During 2006, the Group intensified its focus on cost control and management and the growth in operating income outpaced that of the general operating and administrative expenses. In 2006, the cost (excluding business and other taxes) to income ratio was 41.97%, representing a decrease of 1.44 percentage points compared to the prior year, indicating an improvement in the operating efficiency.

Income taxes

In 2006, the Group's income tax expense was RMB19.673 billion, representing a decrease of RMB2.580 billion (11.59%) compared to the prior year. The effective tax rate was 28.96%, representing a decrease of 12.39 percentage points compared to the prior year. The decrease in the effective tax rate was mainly due to the fact that pursuant to Cai Shui [2007] No. 40 "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by the Ministry of Finance and the State Administration of Taxation, the Group has obtained the approval for deduction of RMB15.669 billion of its domestic staff costs when determining the Group's 2006 taxable income, resulting in a decrease in tax expenses of RMB4.6 billion for 2006.

Balance Sheet Analysis

At the end of 2006, the Group's total assets were RMB5,327.653 billion, an increase of RMB587.605 billion (12.40%) compared to the prior year-end, and total liabilities were RMB4,914.697 billion, an increase of RMB430.168 billion (9.59%) compared to prior year-end.

Loans

Loan[7] was a key component of the Group's assets. At the end of 2006, the Group had a total loan portfolio of RMB2,432.019 billion, an increase of RMB196.754 billion (8.80%) compared to the prior year-end.

The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the loan portfolio.

[7] Including loans and advances to customers.

Corporate loans and Personal loans

Unit: RMB million

Group	2006		2005		2004		2003	
	Balance	%	Balance	%	Balance	%	Balance	%
Corporate loans	1,849,275	76.04%	1,712,262	76.60%	1,653,647	77.00%	1,777,507	82.26%
Personal loans	582,744	23.96%	523,003	23.40%	494,041	23.00%	383,393	17.74%
Total	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%

Investment Securities

The Group held investment securities totaling RMB1,892.482 billion at the end of 2006, an increase of RMB209.169 billion (12.43%) compared to the prior year-end. There was no significant impairment in the investment securities. The classification of the Group's investment securities portfolio at 31 December 2006 is as follows:

Unit: RMB million

Group	2006 Balance	%	2005 Balance	%	2004 Balance	%	2003 Balance	%
Trading assets and other financial instruments at fair value through profit or loss	115,323	6.12%	111,782	6.64%	92,124	6.97%	115,144	10.43%
Available-for-sale securities	815,178	43.07%	602,221	35.77%	357,587	27.06%	421,471	38.17%
Held-to-maturity securities, net	461,140	24.37%	607,459	36.09%	457,994	34.65%	215,175	19.49%
Securities classified as loans and receivables, net	500,336	26.44%	361,851	21.50%	413,941	31.32%	352,315	31.91%
Total	1,892,482	100.00%	1,683,313	100.00%	1,321,646	100.00%	1,104,105	100.00%

The percentage of securities classified as available-for-sale and as loans and receivables both increased during the year, while the percentage classified as held-to-maturity securities declined significantly. The percentage of the trading assets and other financial instruments at fair value through profit and loss maintained at similar level as prior year. The change in the classification mix of the investment securities portfolio principally related to the re-investment of funds received on the maturity of securities classified as held-to-maturity, into those classified as available-for-sale. Similarly, the Group increased its investment in securities with a shorter tenor, such as PBOC bills and commercial papers denominated in foreign currency. These changes provided the Group with more flexibility in managing its portfolio to achieve higher yields. As a result, the percentage of securities classified as loans and receivables increased.

Investment securities — Issuer Type

Unit: RMB million

Group	2006 Balance	%	2005 Balance	%	2004 Balance	%	2003 Balance	%
Government and government guaranteed	817,643	43.20%	794,413	47.19%	590,932	44.71%	430,903	39.01%
Financial institution	610,738	32.27%	475,878	28.27%	359,503	27.20%	318,744	28.85%
Public sector and quasi government	263,333	13.91%	263,007	15.62%	274,983	20.80%	275,178	24.91%
Corporate	187,856	9.93%	136,449	8.10%	84,253	6.37%	67,944	6.15%
Equity securities	13,064	0.69%	13,722	0.82%	12,167	0.92%	11,918	1.08%
Sub-total	1,892,634	100%	1,683,469	100%	1,321,838	100%	1,104,687	100%
Allowance for impairment losses	(152)		(156)		(192)		(582)	
Total	1,892,482		1,683,313		1,321,646		1,104,105	

Deposits from customers

The Group's deposits from customers totaled RMB4,091.118 billion at the end of 2006, an increase of RMB391.654 billion (10.59%) compared to the prior year-end. Of this increase, corporate and personal deposits increased by RMB180.025 billion and RMB194.171 billion, respectively.

Customer deposits by customer type

The following table sets forth the principal components of the Group's deposits from customers by customer type:

Unit: RMB million

Group	2006 Balance	%	2005 Balance	%	2004 Balance	%	2003 Balance	%
Corporate deposits								
Demand deposit	979,653	23.95%	836,763	22.62%	776,648	23.26%	679,524	22.40%
Time deposit	549,118	13.42%	511,983	13.84%	406,019	12.16%	332,606	10.96%
Sub-total	1,528,771	37.37%	1,348,746	36.46%	1,182,667	35.42%	1,012,130	33.36%
Personal deposits								
Demand deposit	770,583	18.83%	667,957	18.06%	697,028	20.88%	607,904	20.04%
Time deposit	1,645,914	40.23%	1,554,369	42.02%	1,351,692	40.49%	1,324,511	43.66%
Sub-total	2,416,497	59.06%	2,222,326	60.07%	2,048,720	61.37%	1,932,415	63.71%
Security and margin deposits	145,850	3.57%	128,392	3.47%	107,061	3.21%	88,819	2.93%
Total	4,091,118	100.00%	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%

During 2006, the Group continued to proactively manage its liability mix, while maintaining stable growth. In this regard, the proportion of generally low-interest bearing demand deposits, both corporate and personal, increased by 2.04 percentage points and 1.83 percentage points during the year.

Equity

The Bank substantially increased its capital base in recent years through, among other things, the capital contribution from Huijin at the end of 2003, the sale of equity to strategic investors during 2005, and the IPO in 2006. At the end of 2006, the Group's total shareholders' equity was RMB412.956 billion, representing an increase of RMB157.437 billion (61.61%) over the prior year-end. This increase was comprised of the following significant elements.

(1) On 13 March 2006, the Bank issued about 8.514 billion ordinary shares of par value of RMB1.00 each to National Council for Social Security Fund at a premium. The share premium (net of share issuance costs) of RMB1.481 billion was recognized in the capital reserve;

(2) On 1 June 2006 and 9 June 2006, the Bank issued about 29.404 billion H-shares of par value of RMB1.00 each through a global offering to Hong Kong and overseas investors at a premium. The share premium (net of share issuance costs) of RMB58.128 billion was recognized in the capital reserve;

(3) On 29 June 2006, the Bank issued 6.494 billion A-shares of par value of RMB1.00 each through an initial public offering to the domestic investors at a premium. The share premium (net of share issuance costs) of RMB12.958 billion was recognized in the capital reserve;

(4) In 2006, the Group's profit after tax amounted to RMB48.264 billion and profit attributable to equity holders of the Bank was RMB42.83 billion.

Please refer to the Consolidated Statement of Changes in Equity in the Financial Statements for additional details.

Segment reporting by geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to our business activities, along with information on the related assets and liabilities, in these three geographic areas are set forth in the following table:

Unit: RMB million

	Chinese mainland 2006	Chinese mainland 2005	Hong Kong & Macau 2006	Hong Kong & Macau 2005	Other overseas regions 2006	Other overseas regions 2005	Eliminations 2006	Eliminations 2005	Group 2006	Group 2005

5.2 Business Review

With an international network in 27 countries and regions, Bank of China's business scope operates encompasses three main business lines: commercial banking, investment banking and insurance. It has established correspondent banking relationships with 1,500 banks having a total of 47,000 branches worldwide. Through its global network, comprehensive range of services, the Bank has maintained a competitive advantage in the domestic banking market.

The following table sets forth our operating profit attributable to each of our principal lines of business for the periods indicated:

Unit: RMB million/except percentages

	2006 Amount	2006 Proportion	2005 Amount	2005 Proportion	2004 Amount	2004 Proportion	2003 Amount	2003 Proportion
Commercial banking	63,392	94.19%	49,735	92.73%	34,902	94.02%	31,022	82.92%
Investment banking	1,055	1.57%	274	0.51%	338	0.91%	337	0.90%
Insurance	581	0.86%	334	0.62%	266	0.72%	196	0.52%
Others	2,769	4.11%	3,293	6.14%	1,616	4.35%	5,861	15.66%
Elimination	–492	–0.73%	—	—	—	—	—	—
Total	67,305	100.0%	53,636	100.0%	37,122	100.0%	37,416	100.0%

5.2.1 ***Our commercial banking business comprises of three major lines of business: corporate banking business, personal banking business and treasury operations, which are the traditional business of the bank.***

The following table sets forth the operating profit of major commercial banking business for the periods indicated:

Unit: RMB million/except percentages

	2006 Amount	2006 Proportion	2005 Amount	2005 Proportion	2004 Amount	2004 Proportion	2003 Amount	2003 Proportion
Corporate banking business	32,278	50.92%	27,031	54.36%	17,215	49.32%	17,103	55.13%
Personal banking business	17,396	27.44%	14,117	28.38%	6,990	20.03%	4,050	13.06%
Treasury operations	13,718	21.64%	8,585	17.26%	10,697	30.65%	9,869	31.81%
Total	63,392	100.0%	49,735	100.0%	34,902	100.0%	31,022	100.0%

5.2.1.1 *Corporate banking business*

At the end of 2006, the pre-tax profit (before inter-company eliminations) of corporate banking was RMB32.3 billion, an increase of 19.4% from the prior year-end. The average ROA reached 1.87%, one of the highest returns among domestic banks.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	55,809	51,304	44,287	34,628
Non-interest income	10,915	9,564	7,188	5,973
Operating expenses and others	–22,904	–21,127	–18,071	–14,142
Impairment (losses)/write-back	–11,542	–12,708	–16,189	–9,356
Operating profit	32,278	27,033	17,215	17,103
Profit before tax	32,278	27,033	17,215	17,103
Segment assets	1,795,152	1,655,351	1,608,781	1,578,313

5.2.1.2 *Personal banking business*

As of the end of 2006, the pre-tax profits (before inter-company eliminations) of personal banking business was RMB17.4 billion, a year-on-year increase of 23.2% with the pre-tax average ROA of 2.7%.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	36,414	32,302	30,148	26,469
Non interest income	8,897	6,176	5,088	4,507
Operating expenses and others	–27,121	–25,508	–20,592	–17,874
Impaired loans (losses)/write-back	–794	1,147	–7,654	–9,052
Operating profit	17,396	14,117	6,990	4,050
Profit before tax	17,396	14,117	6,990	4,050
Segment assets	687,553	599,263	556,066	453,665

5.2.1.3 *Financial Markets Business*

In the year of 2006, the overall pre-tax profit (before inter-company eliminations) of the treasury operation increased to RMB13.7 billion for the Group, an increase of 59.8% compared with the year of 2005, average pre-tax return on asset reached 0.5%.

Unit: RMB million

	2006	2005	2004	2003
Net interest income	29,860	18,053	13,585	15,324
Non-interest income	–7,324	–2,363	5,680	2,350
Operating expenses and others	–8,818	–7,105	–8,568	–7,805
Impaired loans (losses)/write-back	—	—	—	—
Operating profit	13,718	8,585	10,697	9,869
Profit before tax	13,718	8,585	10,697	9,869
Segment assets	2,725,362	2,397,839	2,019,737	1,860,575

5.2.1.4 *Operations of BOCHK*

The Group conducts commercial banking business in Hong Kong through its subsidiary Bank of China (Hong Kong) Limited ("BOCHK"). As a bank licensed in Hong Kong and with 65.87% of its shares owned by the Group, BOCHK is BOC Group's most significant overseas operation entity in terms of assets and profit contributions. As of 31 December 2006, according to the statistics issued by Hong Kang Monetary Authority, BOCHK's total asset reached RMB926.02 billion. In 2006, BOCHK achieved net profit of RMB9.448 billion (less minority interest). BOCHK (Holdings) Limited, which was directly controlled by BOCHK, was listed in the Hong Kong Exchange Stock main board since July 2002.

Capitalising on the vibrant economic growth and buoyant financial markets, in the year of 2006, BOCHK delivered the highest operating profit before loan impairment allowances and profit attributable to shareholders since its restructuring in 2001 disregard of the factor of foreign exchange rate. Net interest income and net interest margin increased substantially. Non-interest income registered steady growth, with outstanding performance in both the investment and insurance business.

Contribution of BOCHK to the Group's after tax profit

Unit: million HKD/except percentages

	31 Dec. 2006	31 Dec. 2005	Growth Volume/Ratio
After tax profit	14,634	15,172	13,274
Proportion to the Group's after tax profit	30.32%	48.08%	49.04%

Note: net profit after minority interests

Total assets	4,220,395	3,736,930	1,084,078	969,872	214,766	186,995	(191,586)	(153,749)	5,327,653	4,740,048
Total liabilities	3,921,219	3,586,428	980,389	872,995	204,675	178,855	(191,586)	(153,749)	4,914,697	4,484,529
Net interest income	101,449	83,083	18,105	16,234	1,813	1,691	4	—	121,371	101,008
Non-interest income	7,061	8,313	19,564	14,356	931	1,429	(549)	—	27,007	24,098
Net fee and commission income	8,629	5,207	5,369	3,226	829	814	(504)	—	14,323	9,247
Operating expenses and others	(50,357)	(46,375)	(16,951)	(11,831)	(1,483)	(1,778)	60	—	(68,731)	(59,984)
Loan Impairment losses	(15,546)	(15,345)	2,983	3,276	221	583	—	—	(12,342)	(11,486)
Profit before tax	42,607	29,695	24,388	22,191	1,482	1,925	(540)	—	67,937	53,811
Income tax	(16,138)	(18,911)	(3,435)	(3,022)	(290)	(320)	190	—	(19,673)	(22,253)
Net profit	26,469	10,784	20,953	19,169	1,192	1,605	(350)	—	48,264	31,558

The Chinese mainland continues to be the Group's largest geographic business segment. At the end of year 2006, the total assets of this segment (before inter-company eliminations) were RMB4,220.395 billion, an increase of RMB483.465 billion (12.94%) compared to the prior year-end, accounting for 76.47% of the Group's total assets (before inter-company eliminations), an increase of 0.11 percentage points compared to the prior year. In 2006, this segment had net profit (before inter-company eliminations) of RMB26.469 billion, an increase of RMB15.685 billion (145.45%) compared to the prior year-end, accounting for 54.45% of the Group's total net profit (before inter-company eliminations). This segment has become increasingly important for the Group as a source of revenue and profit growth. The Group has an extensive domestic branch network, providing traditional retail and corporate banking services. The Group also provides both RMB and foreign currency banking services. With respect to the latter, the Group continues to maintain a distinct advantage over its competitors by virtue of its unique position in the foreign currency business.

The Hong Kong and Macau segment is also an important one for the Group. At the end of 2006, total assets of this segment (before inter-company eliminations) was RMB1084.078 billion, an increase of RMB114.206 billion (11.78%) compared to the prior year, accounting for 19.64% of the Group's total assets (before inter-company eliminations), a decrease of 0.18 percentage points compared to the prior year. In 2006, this segment had net profit (before inter-company eliminations) of RMB20.953 billion, an increase of RMB1.784 billion (9.31%) compared to the prior year, accounting for 43.10% of the Group's profit after tax (before inter-company eliminations). Apart from traditional commercial banking activities, the Group also has subsidiaries operating insurance and investment banking businesses in this geographic area. These include BOCI Holdings Limited, BOCG Insurance Co., Ltd. and BOC Group Investment Limited. The continued development of these businesses is essential to the successful implementation of the Group's plan to develop a universal banking platform.

The Group has also established a substantial overseas network, with operations in Europe, North America, South America, Africa, and other Asia-Pacific regions. At the end of year 2006, the total aggregate assets of these regions (before inter-company eliminations) was RMB214.766 billion, an increase of RMB27.771 billion (14.85%) compared to the prior year, accounting for 3.89% of the Group's total assets (before inter-company eliminations). These overseas operations had a profit after tax (before inter-company eliminations) of RMB1.192 billion, accounting for 2.45% of the Group's total profit, after tax (before inter-company eliminations).

Other financial information

Reconciliation of differences between PRC GAAP and IFRS financial information

	Net assets as at 31 December 2006	2005	Net profit for the year ended 31 December 2006	2005
PRC GAAP figures	388,254	233,842	41,892	27,492
Adjustments for accounting standard differences:				
— Reversal of asset revaluation surplus and corresponding depreciation (1)	(7,693)	(7,999)	306	427
— Fair value measurement on investment properties (2)	3,318	2,816	502	1,695
— Equity securities classified as available-for-sale financial assets and measured at fair value (3)	2,742	1,775	—	—
— Early retirement benefit obligation (4)	(5,316)	(5,097)	(219)	(2,627)
— Cost method applied on precious metals (5)	(791)	(637)	(154)	(329)
— RMB500 million start-up fund for annuity plan (6)	—	—	—	(500)
— Deferred tax impact (7)	1,866	992	184	290
— Minority interests effect and others	537	727	319	(527)
Sub-total	(5,337)	(7,423)	938	(1,571)
IFRS figures	382,917	226,419	42,830	25,921

(1) *Reversal of revaluation surplus and corresponding depreciation*

Under PRC GAAP, the Bank recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortized over their remaining useful lives. According to IAS 16 *Property, Plant and Equipment*, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognized under PRC GAAP should be reversed under IFRS.

(2) *Fair value measurement on investment properties*

Under PRC GAAP, investment properties as fixed assets are measured at cost after deducting accumulated depreciation and impairment losses. According to IAS 40 *Investment Property*, investment properties are measured at fair value at the balance sheet date by the Group.

(3) *Equity securities classified as available-for-sale financial assets and measured at fair value*

Under PRC GAAP, equity securities are accounted for at cost after deducting impairment losses. According to IAS 39 *Financial Instruments: Recognition and Measurement*, these securities have been classified as available-for-sale and are stated at fair value.

(4) *Early retirement benefit and obligation*

According to the MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement is recognized on a cash basis by the Group. According to IAS 19 *Employee Benefits*, the early retirement benefit at the balance sheet date should be recorded based on the present value of the future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

(5) *Cost method applied on precious metals*

According to the accounting practice of the PRC banking industry, all precious metals are initially recognized at cost and subsequently re-measured at fair value at the balance sheet date by the Group. According to IAS 2 *Inventories*, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

(6) *RMB500 million start-up fund for annuity plan*

BOC established an annuity plan to provide supplementary retirement benefits to its domestic current employees. Huijin, as the parent company, committed a start-up fund of RMB500 million for the annuity plan in 2005. IFRS requires this amount to be recorded in operating expenses and capital reserve.

(7) *Deferred tax impact*

Under IFRS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

The difference between PRC GAAP and IFRS in 2006 mainly represents the deferred income tax credited or charged directly to equity under IFRS relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

In 2006, BOCHK actively developed its deposit business while controlling funding cost. To meet the various demands of customers, BOCHK introduced product promotion to target segments, resulting in an increase in low-interest and interest-free deposits, as well as a more optimized deposit portfolio. With the emphasis on risk management and efficiency enhancement, BOCHK set up operation models for SMEs development, streamlined the business flow and improved customer service efficiency, and launched a series of competitive and diversified products in the year, which doubled SMEs loan balance. BOCHK remained as the leader in the loan syndication markets of mainland, Hong Kong and Macau, with a market share of 9.3%.

5.2.15 *Risk Management*

Risk management framework

The Risk Management framework of BOC is mainly composed of Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee, Asset-Liability Management Committee and Asset Disposal Committee under the senior management, Risk Management Department, Credit Administration Department, Asset & Liability Department and Law & Compliance Department. The Head Office manages the risks in branches through the vertical management model, the risk in business departments through windows management model, and monitors and controls the risks in subsidiaries by appointing certain members of the boards of directors or risk management committees of the subsidiaries.

Loan concentration by borrower

We emphasize on the risk control of borrower concentration. We are currently in compliance with regulatory requirements on borrower concentration.

Main regulatory ratios	Criteria	31 Dec. 2006	31 Dec. 2005	31 Dec. 2004
Proportion of outstanding loans of largest single borrowers (%)	≤10	2.2	4.7	3.4
Top ten customers ratio (%)	≤50	15.7	25.6	25.4

Note: Proportion of outstanding loans of largest single borrowers = Total outstanding loans to the largest single borrowers/net regulatory capital

Top ten customers ratio = Total outstanding loans to the top ten customers/net regulatory capital

Loan quality

As at the end of 2006, the outstanding special-mention loan was RMB198.15 billion, a drop of RMB85.90 billion compared with the last year end, and accounted for 8.15% of the total loan portfolio with a 4.56 percentage points down from the last year end.

Five-category loan classification of loans of the group

Unit: RMB million/except percentages

	31 Dec. 2006 Balance	Proportion	31 Dec. 2005 Balance	Proportion	31 Dec. 2004 Balance	Proportion	31 Dec. 2003 Balance	Proportion
Pass	2,135,654	87.81%	1,847,991	82.67%	1,612,936	75.10%	1,494,275	69.15%
Special-mention	198,145	8.15%	284,048	12.71%	424,606	19.77%	314,968	14.58%
Substandard	39,390	1.62%	45,573	2.04%	61,515	2.87%	63,314	2.93%
Doubtful	44,100	1.81%	44,550	1.99%	32,931	1.53%	116,032	5.37%
Loss	14,730	0.61%	13,103	0.59%	15,700	0.73%	172,311	7.97%
Total	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%	2,160,900	100.00%
NPL	98,220	4.04%	103,226	4.62%	110,146	5.13%	351,657	16.27%

Five-category loan classification of domestic loans

Unit: RMB million/except percentages

	31 Dec. 2006 Balance	Proportion	31 Dec. 2005 Balance	Proportion	31 Dec. 2004 Balance	Proportion	31 Dec. 2003 Balance	Proportion
Pass	1,703,908	85.69%	1,430,429	79.46%	1,228,414	70.78%	1,145,990	65.48%
Special-mention	188,604	9.49%	271,504	15.08%	408,571	23.54%	284,400	16.25%
Substandard	38,517	1.94%	44,056	2.45%	57,882	3.33%	56,386	3.22%
Doubtful	43,119	2.17%	42,852	2.38%	29,787	1.72%	110,159	6.30%
Loss	14,186	0.71%	11,301	0.63%	10,874	0.63%	153,136	8.75%
Total	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%	1,750,071	100.00%
NPL	95,822	4.82%	98,209	5.46%	98,543	5.68%	319,681	18.27%

Provision for Impairment Losses on Loans

The bank assesses impairment losses timely and sufficiently in accordance with prudent and actual principles. Provision for impairment losses on loans consists of two components, individually assessed provision and collectively assessed provision.

Market risks management

Market Risk Management of the Trading Book

The bank is using one day time horizon and 95% confidence to calculate the VaR for the domestic trading book. The chart below shows the VaR of the domestic foreign exchange (not including investment book or banking book) trading book as of 31 December 2006 and 2005:

Unit: RMB million

	As of 31 Dec. 2006 Period end	Average	High	Low	As of 31 Dec. 2005 Period end	Average	High	Low
Interest rate risk	1.79	2.71	16.25	0.54	4.77	3.27	11.94	0.20
Risk of foreign exchange rate	0.81	2.99	14.12	0.39	12.84	2.70	18.69	0.34
Fluctuation risk	0.13	0.79	6.19	0.07	0.36	0.80	2.54	0.04
Total volume of market risk	2.07	5.64	19.15	0.86	15.06	5.10	18.86	0.69

Market Risk Management of the Banking Book

Primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches between the maturities or re-pricing periods of the assets and liabilities of our banking book. We assess the interest rate risk of the banking book primarily through gap analysis. Gap analysis measures the difference between the amount of interest-bearing assets and interest-bearing liabilities that mature or must be re-priced within certain periods. We also use the data generated by the gap analysis to perform sensitivity analysis and stress testing, which provide us with guidance in adjusting the re-pricing period structure of the interest-bearing assets and interest-bearing liabilities. Meanwhile, we closely follow the local and foreign currency interest rate trend and adjust the interest rates of local and foreign currency deposits and loans in a timely manner to avoid the interest rate risk.

Market Risk Management of the Investment Book

Senior Management reviews and approves the investment guideline of the investment book annually based on the Market Risk Management Policy and the Market Risk Limit approved by the Board (RPC). The investment guideline covers the market risk limit, the size of the investment portfolios, authorized products, duration, issue concentration limit and the minimum rating requirement, etc. Business departments should strictly comply with the investment guideline, and will be monitored and examined by the independent risk management team. The bank has been improving its risk management ability continuously. We manage market risk of investment book mainly through monitoring VaR and PVBP and stress testing of investment portfolio currently.

Risk of Exchange Rate

The bank seeks to reduce the foreign exchange rate risk by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we also manage and control exchange risk through settlement or hedging transaction. Trading exchange rate risk mainly comes from the foreign exchange transaction the Bank is engaged in. The Bank tries to control the foreign exchange position within the limit required according to its risk tolerance and operating capability.

Liquidity Risk

In 2006, the bank's liquidity is sufficient in general with staggered deficient.

In this situation, we constantly improved our liquidity management ability, proactively managed our bank's liability structure, shortened the duration of bonds investment portfolio. We managed to maintain the proper liquidity level to meet the normal business needs.

Regulatory indicators on liquidity At the end of 2006, all indicators related to the Bank's liquidity conditions met regulatory requirements as table below: (liquidity ratio is the indicator of the group; loan/deposit ratio and the excess reserve ratio are the indicators of mainland China)

Main regulatory ratios		Regulatory standard	31 Dec. 2006	31 Dec. 2005	31 Dec. 2004
Liquidity ratio (%)	RMB	≥25	37.7	48.9	35.3
	Foreign Currency	≥25	64.1	87.4	78.6
Loan/deposit ratio (%)	RMB	≤75	57.6	51.7	59.6
	Foreign Currency	≤85	70.1	70.4	67.9
Excess reserve ratio (%)	RMB		2.8	3.0	3.7
	Foreign Currency		25.8	16.9	13.9

Note: Liquidity ratio = current assets/current liabilities; Liquidity ratio is calculated in accordance with the relevant provisions of the People's Bank of China and China Banking Regulatory Commission, and the financial data are based on the Accounting Standard for Business Enterprises and the Accounting Systems for Financial Institutions.

Loan-to-deposit ratio = outstanding loans/outstanding deposits

Excess reserve ratio for RMB = (reserve excess the legal standard + cash)/(balance of deposits + remittance payables)

Excess reserve ratio for foreign currency = (reserve excess the legal standard + cash + due from banks + due from overseas sub-branches and subsidiaries)/balance of deposits

Capital management The group calculates and discloses CAR level in line with *Regulation Governing Capital Adequacy of Commercial Banks*, promulgated by CBRC on 23rd Feb, 2004 (CBRC Order Issuance No. [2004]2). Since 2005, the group calculates market risk capital in accordance with the Notice of CBRC General Office on *Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks* (Yinjianfa No.[2004]374). In 2006, the group's CAR level has risen significantly. One major reason is the increase in the group's core capital due to BOC's IPOs on Hong Kong and Shanghai Markets. Another reason is that the group's foreign exchange exposure has shrunk substantially, and hence market risk capital requirement decreased. By the end of 2006, the group's CAR level is 13.59%, up 3.17 percentage points from the year end before last; core CAR level is 11.44%, up 3.36 percentage points.

Capital Management in the Future We'll streamline the process of capital management timely and continuously so as to enhance its positive role in banking management. In order to strengthen our capital base and provide which as support for sustainable growth of our business, we will stick with effective capital adequacy ratio management, capital funding management and economic capital allocation.

Funds Transfer Pricing Funds Transfer refers to all forms of internal fund trading among entities (including the Head Office, domestic and overseas branches and subsidiaries) within the Bank. In 2005, the Bank adopted the concept and principle for management by Funds Transfer Pricing (FTP) and started to explore the use of FTP as a means to optimize resources allocation, reduce operating cost and increase returns. In 2006, the Bank formulated The Guidance to BOC FTP, which clarified the objectives, pricing mechanism and transferring rules of FTP as well as the direction for the bank's internal fund management.

5.2.1.6 *Organizational Information, Human Resources Management and Development*

As of 31 December 2006, the Bank had 11,241 domestic and overseas branches and outlets, a reduction of 405 from the beginning of 2006. There were 37 tier one branches, 283 tier two branches and 10,277 outlets in domestic operation, and 643 branches, subsidiaries and representative offices in overseas operation.

At the end of December 2006, the Bank had 232,632[9] employees (including 40,620 dispatch contractors working in domestic institutions), of which 20,204 were local staff of overseas branches and subsidiaries. In 2006, there were 7,278 retirees whose expense should be borne by the Bank.

[9] The number is calculated according to the new 38 accounting standard issued by MOF.

5.3 Outlook

5.3.1 ***Corporate Banking Business*** The financial industry is striding into a new era of competition wherein the participants are becoming more diversified and competition closing in all directions. In the year 2007, the Bank will continue to improve its service for customers. Some major measures include: improve service model for key customers; optimize business procedures of corporate banking; strengthen coordination and cross-selling among the Head Office and the branches, both domestic and in overseas markets, and across different business lines; encourage product innovation; improve service model for small business. These efforts will help the Bank lay down a sound foundation for future sustainable growth.

5.3.2 ***Personal Banking Business*** In 2007, the Bank will base its personal banking business on the client-oriented tenet, striving to improve business operation, perfect service model, optimize business process, develop and cultivate stronger relationship with affluent customers, strengthen cross-selling and internal coordination, promote products innovation, strengthen marketing and increase the core competitiveness of services delivered by the outlet. The Bank will accelerate the innovation of personal finance for quicker development and expansion of the personal banking business and wealth management through deepening the cooperation with the overseas strategic investors on product, service and human resources. The human resource strategic plan for the personal banking business will be drawn up to accelerate the forming of specialized teams and lay a solid foundation for sustainable development.

5.3.3 ***Financial Market Business*** In the year of 2007, the macro economic environment and regulatory policies are expected to provide ample room for development, while posing new challenges to the Bank's financial market businesses. It expects to face more market competition due to foreign banks' advantages in technology, experience and marketing measures. The bank shall further expand its financial market business, taking business opportunities in the RMB derivatives market, strengthen in local and foreign currencies investment asset portfolio management, sufficiently take advantage of the cooperation with strategic investors, follow the development trend of international banks and its comparative competition advantages, so as to maintain the leading position in competition with other banks.

5.3.4 ***BOCHK*** In terms of strategic business development, BOCHK will continue to grow its market share in traditional segments like corporate banking and retail banking. It will also further strengthen and expand its business platform, enhance product innovation and manufacturing capabilities, and ride on the synergy effect through collaboration with BOC to create sustainable satisfactory returns on equity and to maximize value for shareholders.

6 SIGNIFICANT EVENTS

6.1 Material Litigation and Arbitration

During the report period and except as disclosed herein, there was no material litigation and arbitration that might have significant adverse impact on the operation of the Bank.

The Bank has been involved in certain litigation and arbitration cases in the ordinary of businesses. After consulting professional legal firms, the Management considers that these litigation and arbitration cases will not have significant adverse impacts on the operation of the Bank.

6.2 Purchase and Sale, Acquisition of Asset

On 15 December 2006, the Bank completed its first post IPO overseas acquisition with the purchase of Singapore Aircraft Leasing Enterprise (SALE) for USD965 million after several rounds of international competitive biddings.

The selling shareholders are Singapore Airlines Limited (56.67%[10] held by Temasek Holdings (Private) Limited.) (35.5%), WestLB AG (35.5%), Apfarge Investment Pte. Ltd. (an investment vehicle of Singapore government's Special Investments Pte. Ltd.) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

On 31 December 2005, Temasek Holdings (Private) Limited indirectly held 5% shares of the Bank via its wholly owned subsidiary, AFH. Its shareholding proportion declined to 4.805% after the NCSSF completed its investment in the Bank on 13 March 2006. According to the register maintained by the Bank pursuant to Section 336 of the *Securities and Futures Ordinance of the laws of Hong Kong*, the shares held by Temasek in the Bank accounted for 4.65% of the bank's total issued share capital on 31 December 2006. According to the opinions of the bank's domestic and overseas legal advisors, the transaction did not constitute a connected transaction of the Bank.

[10] As of 30 May 2006, the share volume held by Temasek Holdings (Private) Limited, in Singapore Airlines Limited derives from the 05/06 Annual report of Singapore Airlines Limited.

6.3.4.3 *Placements with banks and other financial institutions*

	Year ended 31 December 2006	2005
Interest rate range:	2.40%–6.05%	0.37%–5.50%

	2006	2005
Outstanding balance at 1 January	2,318	3,537
Outstanding balance at 31 December	1,662	2,318

6.3.4.4 *Due to banks and other financial institutions*

	Year ended 31 December 2006	2005
Interest rate range:	0.00%–3.00%	0.00%–2.50%

	2006	2005
Outstanding balance at 1 January	2,076	1,895
Outstanding balance at 31 December	1,971	2,076

6.3.4.5 *Transactions with other companies controlled by Huijin*

Placements from banks and other financial institutions

	Year ended 31 December 2006	2005
Interest rate range:	0.99%–4.25%	0.09%–4.50%

	2006	2005
Outstanding balance at 1 January	243	—
Outstanding balance at 31 December	106	243

6.3.5 ***Transactions with other state controlled entities***

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies and affiliates. Accordingly, the Group has extensive transactions with other state controlled entities. The nature of these transactions for the year ended 31 December 2006 and 2005, conducted in the ordinary course of business, includes, but is not limited to, the following:

- Lending, provision of credit and guarantees and deposit taking;
- Inter-bank balance taking and placing;
- Sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- Rendering of foreign exchange, remittance, investment related services;
- Entrusted lending and provision of other custody services; and
- Purchasing of utilities, telecommunication and postal services.

6.3.5.1 *Due from banks*

	Year ended 31 December 2006	2005
Interest rate range	0.00%–11.00%	0.00%–4.67%

	2006	2005
Outstanding balance at 1 January	3,547	2,085
Outstanding balance at 31 December	3,499	3,547

No allowance for impairment losses on amounts due from banks has been recognized during the years ended 31 December 2006 and 2005.

6.3.5.2 *Transactions with other state controlled entities*

Placements with banks and other financial institutions

	Year ended 31 December 2006	2005
Interest rate range :	0.07%–7.40%	0.00%–6.09%

	2006	2005
Outstanding balance at 1 January	68,794	55,747
Outstanding balance at 31 December	42,963	68,794
Allowance for impairment losses	(499)	(546)

Impairment losses on placements with banks and other financial institutions recognized at 31 December 2006 and 2005 are immaterial.

6.3.5.3 *Loans and advances to customers*

As at 31 December 2006 and 2005, corporate loans accounted for 76% and 77% respectively of the total loans and advances to customers. The remaining balances comprise personal loans primarily to individuals which are not individually significant. The Group's 3,000 largest outstanding corporate loans to single customers as at 31 December 2006 and 2005 (those with balances exceeding RMB100 million) accounted for 57.3% and 58.6% respectively of the total outstanding corporate loans, amounting to RMB1,060,326 million and RMB1,003,638 million. Given that these large loans accounted for the majority of the Group's total corporate loan balances, the management is of the opinion that disclosure of related party transactions of these large borrowers as identified by management set forth below demonstrates the potential effect of the Group's lending to other state controlled entities.

	Year ended 31 December 2006	2005
Interest rate range:	0.20%–18.24%	0.72%–16.99%
Impairment losses on individually assessed loans and advances for the year	5,169	4,741

	2006	2005
Outstanding balance at 1 January[(1)]	471,500	547,416
Outstanding balance at 31 December	576,653	638,460
Allowance for impairment losses on individually assessed loans and advances at 31 December	(11,988)	(14,308)

(1) For the years ended 31 December 2006 and 2005, the population of accounts was based on balances as of 31 December in the respective year.

6.3.5.4 *Trading assets and investment securities*

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

6.3.1 *Financial restructuring arrangements with the MOF*

As at 31 December 2006, the Group had a liability of RMB8,680 million (2005: RMB17,362 million) to the MOF in respect of the excess of the appraised value of the net assets of the Bank as at 31 December 2003 over the amount of the share capital of the Bank as at the date of the government directed financial restructuring which involved the sales of non performing loans and policy related assets and various capital injections by the government through Huijin in the conversion of the Bank into a joint stock limited company during 2003 and 2004. This liability included in "other liabilities" is non-interest bearing and is to be paid in four annual installments before 31 December 2008.

6.3.2 *Transactions with the MOF*

The Group enters into banking transactions with the MOF and the PBOC in the normal course of business. These include purchase and redemption of investment securities issued by the MOF and the PBOC; maintenance of mandatory reserves; Foreign Exchange swap and spot transactions with PBOC; other deposits and amounts due to the PBOC; underwriting and distribution of Certificate Treasury Bonds issued by the MOF through the Group's branch network and earning commission income based on such bonds sold.

6.3.2.1 *Treasury bonds and PBOC bonds*

The Group purchases and redeems bonds issued by the MOF and the PBOC. The volume of such transactions and related interest rate range for the years ended 31 December 2006 and 2005 and the outstanding balances as of the respective year end dates are set out below:

	Year ended 31 December 2006	2005
Purchases during the year	574,169	642,574
Redemption/sales during the year	570,554	384,559
Interest rate range:	1.22%–9.00%	0.41%–9.00%

	2006	2005
Outstanding balance at 1 January	533,625	271,120
Outstanding balance at 31 December	539,828	533,625

6.3.2.2 *Transactions with the MOF in relation to the underwriting and distribution of Certificate Treasury bonds*

The Group underwrites Certificate Treasury Bonds issued by the MOF and undertakes the role of a distributor of these bonds through its branch network and earns commission income based on the amount of such bonds sold.

	Year ended 31 December 2006	2005
Total distribution of Certificate Treasury Bonds in the year	25,350	26,000
Commission income earned in the year	269	252

	2006	2005
Outstanding balance at 1 January	10,185	8,717
Outstanding balance at 31 December	12,800	10,185

6.3.3 *Transactions with Huijin*

Huijin became the equity holder of the Bank from 30 December 2003. As of 31 December 2006, Huijin owned 67.49% equity interest in the Bank following the completion of the Bank's Global Offering and A share initial public offering.

In 2005, the Bank entered into a foreign currency option agreement with Huijin to reduce its foreign currency exposure and as at 31 December 2006 and 2005, the outstanding notional amount of the foreign currency option agreement was USD18 billion.

On 15 May 2006, a dividend of RMB1,375 million, relating to the year ended 31 December 2005 was paid to Huijin, in accordance with the approval by the equity holders at a post-adjournment session of the Annual General Meeting on 30 April 2006.

In accordance with the resolution of the 7th Extraordinary Meeting of the Shareholder in 2005, Huijin agreed to the appropriation of RMB500 million of distributed dividends in 2004, as start-up funding for the Bank's new annuity plan. This payment has been recorded as a capital contribution in the Capital Reserve and as an operating expense in the income statement for the year ended 31 December 2005.

Deposit

	2006	2005
At 1 January	38,869	—
Deposits received during the year	288,128	42,972
Deposits repaid during the year	(304,937)	(4,103)
At 31 December	22,060	38,869

6.3.4 *Transactions with other companies controlled by Huijin*

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

The volume of such transactions and related interest rate range for the years ended 31 December 2006 and 2005 and the outstanding balances with these companies as of 31 December 2006 and 2005 are as follows:

6.3.4.1 *Trading assets and investment securities*

	Year ended 31 December 2006	2005
Purchases during the year	1,207	1,499
Redemptions/sales during the year	1,804	1,218
Interest rate range	3.15%–6.54%	0.26%–5.90%

	2006	2005
Outstanding balance at 1 January	2,400	2,183
Outstanding balance at 31 December	1,762	2,400

6.3.4.2 *Due from banks*

	Year ended 31 December 2006	2005
Interest rate range:	0.00%–5.40%	0.00%–3.74%

	2006	2005
Outstanding balance at 1 January	88	94
Outstanding balance at 31 December	121	88

	2006	2005
Purchases during the year	276,278	192,532
Redemptions/sales during the year	245,303	95,920
Interest rate range:	0.48%–8.25%	0.39%–9.20%

	2006	2005
Outstanding balance at 1 January	319,039	222,084
Outstanding balance at 31 December	349,173	319,039
Allowance for impairment losses at 31 December	(152)	(156)

6.3.5.5 *Due to banks and other financial institutions*

	Year ended 31 December 2006	2005
Interest rate range:	0.00%–4.82%	0.00%–3.75%

	2006	2005
Outstanding balance at 1 January	87,033	54,802
Outstanding balance at 31 December	124,466	87,033

6.3.5.6 *Placements from banks and other financial institutions*

	Year ended 31 December 2006	2005
Interest rate range	0.01%–7.60%	0.00%–7.08%

	2006	2005
Outstanding balance at 1 January	152,409	84,813
Outstanding balance at 31 December	104,486	152,409

6.3.5.7 *Due to customers*

As at 31 December 2006 and 2005, approximately 59% and 60%, respectively of the balances due to customers are represented by balances due to personal customers which are not individually significant. Of the remaining 41% and 40%, of the balances due to customers as at 31 December 2006 and 2005, respectively, 47% and 50%, are represented by the Group's 4,000 largest corporate deposits amounting to RMB793,519 million and RMB728,475 million, respectively. Given that these deposits accounted for a significant portion of the Group's total corporate deposit balances, the management is of the opinion that disclosure of related party transactions of these large deposits as identified by the Group's management as set forth below demonstrate the potential effect of the Group's deposits from other state controlled entities.

	Year ended 31 December 2006	2005
Interest rate range:	0.00%–8.40%	0.00%–6.40%

	2006	2005
Outstanding balance at 1 January[(1)]	343,169	299,827
Outstanding balance at 31 December	464,088	463,980

(1) For the years ended 31 December 2006 and 2005, the population of accounts was based on balances as of 31 December in the respective year.

6.3.6 *Transactions with associates and joint ventures*

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and such other normal banking businesses. The outstanding balances with associates and joint ventures and related allowance for impairment losses as of the respective year end dates, and the volume of transactions for the years ended 31 December 2006 and 2005 are stated below. The related interest income and expense amounts are not considered significant.

6.3.6.1 *Loans and advances*

	2006	2005
Outstanding balance as of 1 January	7,240	1,246
Granted during the year	381	8,128
Repaid during the year	(6,616)	(989)
Write-off and other changes during the year	(191)	(1,145)
Outstanding balance as of 31 December	814	7,240
Allowance for impairment losses	(18)	(119)

6.3.6.2 *Deposits*

	2006	2005
Outstanding balance as of 1 January	856	1,227
Received during the year	6,498	3,879
Repaid and other changes during the year	(4,065)	(4,250)
Outstanding balance as of 31 December	3,289	856

6.3.6.3 *Trading assets and investment securities*

	2006	2005
Purchases during the year	—	1,307
Redemptions/sales during the year	188	1,123
Interest rate range:	2.70–2.92%	1.61–2.92%

	2006	2005
Outstanding balance at 1 January	188	—
Outstanding balance at 31 December	—	188

6.3.7 *Interest rate*

Interest rate disclosed in 6.3.2 to 6.3.6 varies across product groups and transactions depending on maturity, credit risk of the counterparty and currency. In particular, given local market conditions, the spread of certain significant or long dated transactions can vary across the market.

6.3.8 *Transactions with key management personnel*

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During 2006 and 2005, there were no material transactions and balances with key management personnel on an individual basis.

The key management compensation for the year ended 31 December 2006 and 2005 is detailed as follows:

	2006	2005
Short-term employment benefits	32	30
Post-employment benefits	1	1
Total	33	31

Included in the above key management compensation are RMB3.90 million and RMB3.34 million paid by Huijin in 2006 and 2005, respectively.

6.4 **Major Contracts and the Performance thereof**

During the report period and except as disclosed, the Bank did not take custody of or sub-contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements. No material cash assets of the Bank were entrusted to others for management.

The guarantee business is one of our off-balance items in the ordinary course of our business. We carry out guarantee business in a prudent manner and adopt credit risk management approach.

During the report period, the Bank or to the Bank's best knowledge shareholders holding 5% or more shares in the Bank have not made undertakings that might have significant adverse impact on the operational results and financial position of the Bank.

6.5 **Combination of Enterprise Income tax and Income tax on Foreign Invested Enterprises and Foreign Enterprises**

On 16 March 2007, the National People's Congress enacted the new PRC Enterprise Income Tax Law. The enterprise income tax rate the Bank applied to will decline from 33% to 25% taking effect from 2008. The Bank will benefit from the reduction of tax rate prospectively from 2008. Meanwhile, the Bank will adjust the deferred income taxes according to the new tax rate.

7 **OTHER INFORMATION**

7.1 **Purchase, Sale or Redemption of the Bank's Shares**

The Bank issued 8,514,415,652 ordinary shares to NCSSP on 13 March 2006.

The Bank issued 25,568,590,000 H shares in the initial public offering and was listed on the Hong Kong Stock Exchange on 1 June 2006. 3,835,288,000 H shares were further issued pursuant to the exercise of over allotment option on 9 June 2006.

The Bank issued 6,493,506,000 A shares on 29 June 2006, and the Bank was listed on the Shanghai Stock Exchange on 5 July 2006.

As at 31 December 2006, 50 million shares of the Bank were held as treasury shares.

7.2 **Compliance with the Code on Corporate Governance Practices**

The Bank has adopted incremental measures to enable it to observe the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). The Bank has complied with the Code provisions and has substantially complied with the recommended best practices set out in the Code.

7.3 **Compliance with the Model Code for Securities Transactions by Directors**

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules to govern securities transactions by Directors and Supervisors. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the said Model Code throughout the year.

7.4 **Final Dividend**

The Board has recommended a final dividend of RMB0.04 per share, amounting to approximately RMB10.154 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 14 June 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share Register of Members; the record date to determine H Share and A Share shareholders' entitlement to the final dividend) for each of A Share and H Share will be announced after the Annual General Meeting separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Share shareholders will be paid in RMB and dividend for H Share shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the People's Bank of China for such conversion.

7.5 **Annual General Meeting and Closure of Register of H Share Shareholders**

The Annual General Meeting of the Bank will be held at 3:00 p.m. on Thursday, 14 June 2007 at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Hai Dian District, Beijing, China. The H share Register of Members of the Bank will be closed, for the purpose of determining H share shareholders' entitlement to attend the Annual General Meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007.

There is no book closure period for A share Register of Members. A notice of Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

7.6 **Publication of Results Announcement and Annual Report**

This results announcement is published on the websites of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk and the Bank at www.boc.cn. The 2006 Annual Report (non printed version) prepared under the International Financial Reporting Standards ("IFRS") is also available on the website of the Bank at www.boc.cn. The Annual Report (printed version) prepared under IFRS will be available at the Stock Exchange of Hong Kong Limited and the Bank's websites in late April 2007 and will be delivered to H share shareholders in late April 2007. The Annual Report prepared in accordance with PRC GAAP and the announcement will also be available at the same time on the websites of Shanghai Stock Exchange at www.sse.com.cn and the Bank at www.boc.cn.

7.7 **Review of Annual Results**

The Audit Committee has reviewed the 2006 Annual Report of the Bank. The Bank's external auditors, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited has audited 2006 financial statements of the Bank prepared in accordance with PRC GAAP and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS, and has issued unqualified audit reports. The Audit Committee has discussed matters such as accounting standards and practices adopted in the financial statements, internal control and the financial statements.

8 **FINANCIAL STATEMENTS**

8.1 **The consolidated and company Balance Sheet, Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement**

8.1.1 *Consolidated Balance Sheet*
(Amount in millions of Renminbi, unless otherwise stated)

	As at 31 December 2006	2005
ASSETS		
Cash and due from banks	39,812	41,082
Balances with central banks	379,631	316,941
Placements with banks and other financial institutions	399,138	332,099
Government certificates of indebtedness for bank notes issued	36,626	35,586
Precious metals	42,083	26,974
Trading assets and other financial instruments at fair value through profit or loss	115,828	111,782
Derivative financial instruments	24,837	16,808
Loans and advances to customers, net	2,337,726	2,152,112
Investment securities		

8.1.2 *Consolidated Income Statement*
(Amount in millions of Renminbi, unless otherwise stated)

	2006	2005
Interest income	215,334	167,948
Interest expense	(93,963)	(66,940)
Net interest income	121,371	101,008
Fee and commission income	17,139	12,698
Fee and commission expense	(2,816)	(3,451)
Net fee and commission income	14,323	9,247
Net trading (losses)/gains	(1,544)	4,283
Net gains/(losses) on investment securities	1,132	(582)
Other operating income	13,096	11,150
Operating expenses and others	(68,731)	(59,984)
Impairment losses on loans and advances	(12,342)	(11,486)
Operating profit	67,305	53,636
Share of results of associates and joint ventures	632	175
Profit before income tax	67,937	53,811
Income tax expense	(19,673)	(22,253)
Profit for the year	48,264	31,558
Attributable to:		
Equity holders of the Bank	42,830	25,921
Minority interest	5,434	5,637
	48,264	31,558
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in Renminbi per ordinary share) — Basic and diluted	0.18	0.14
Dividends		
Dividends declared and paid during the year		12,737
Dividends proposed after the balance sheet date	10,154	1,375
	10,154	14,112

8.1.3 *Consolidated Statement of Changes in Equity for the year ended 31 December 2006*
(Amount in millions of Renminbi, unless otherwise stated)

	Attributable to equity holders of the Bank									
	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
At 1 January 2006	209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	—	29,100	255,519
Issue of ordinary shares	44,412	72,567	—	—	—	—	—	—	—	116,979
Net profit	—	—	—	—	42,830	—	—	—	5,434	48,264
Appropriation to statutory reserves	—	—	4,393	—	(4,393)	—	—	—	—	—
Appropriation to general reserve and regulatory reserve	—	—	—	8,828	(8,828)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	—	110	—	—	31	141
Exercise of subsidiary share options	—	—	—	—	—	—	—	—	33	33
Purchase of treasury shares	—	—	—	—	—	—	—	(216)	—	(216)
Dividends	—	—	—	—	(1,375)	—	—	—	(3,391)	(4,766)
Currency translation differences	—	—	—	—	—	—	(1,834)	—	(1,087)	(2,921)
Others	—	4	—	(3)	3	—	—	—	(83)	(79)
At 31 December 2006	253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(215)	30,039	412,956

8.1.4 *Consolidated Cash Flow Statement*
(Amount in millions of Renminbi, unless otherwise stated)

	2006	2005
Cash flows from operating activities		
Profit before income tax	67,937	53,811
Adjustments:		
Impairment losses on loans and advances	12,342	11,486
Reversal of impairment losses on other assets	(125)	(457)
Depreciation of property and equipment	5,209	5,186
Amortization of intangible assets and other assets	817	1,128
Net gains on disposal of property and equipment and other assets	(569)	(665)
Net gains on disposal of investments in subsidiaries, associates and joint ventures	(789)	(320)
Share of results of associates and joint ventures	(632)	(175)
Interest expense arising from bonds issued	2,840	2,611
Net changes in operating assets and liabilities:		
Net increase in balances with central banks	(69,063)	(41,130)
Net decrease in due from banks and placements with banks and other financial institutions	5,266	56,168
Net increase in loans and advances to customers	(197,956)	(90,679)
Net increase in investment securities	(151,786)	(375,150)
Net (increase)/decrease in other assets	(13,878)	1,139
Net increase in due to banks and other financial institutions	44,560	22,429
Net increase/(decrease) in due to central banks	12,319	(36,683)
Net (decrease)/increase in certificates of deposits and placements from banks and other financial institutions	(65,718)	71,539
Net increase in due to customers	391,654	361,016
Net increase/(decrease) in other liabilities	14,514	(10,274)

(10)

	2006	2005
— loans and receivables	500,336	361,851
Investment in associates and joint ventures	5,931	5,061
Property and equipment	86,200	62,417
Investment property	8,221	8,511
Deferred income tax assets	21,396	20,504
Other assets	53,570	38,640
Total assets	5,327,653	4,740,048
LIABILITIES		
Due to banks and other financial institutions	178,777	134,217
Due to central banks	42,374	30,055
Bank notes in circulation	36,823	35,731
Certificates of deposit and placements from banks and other financial institutions	146,908	212,626
Derivative financial instruments and liabilities at fair value through profit or loss	113,048	91,174
Due to customers	4,091,118	3,699,464
Bonds issued	60,173	60,179
Other borrowings	63,398	52,164
Current tax liabilities	18,149	23,459
Retirement benefit obligations	7,444	7,052
Deferred income tax liabilities	3,029	2,136
Other liabilities	153,456	136,272
Total liabilities	4,914,697	4,484,529
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	253,839	209,427
Capital reserve	66,617	(5,954)
Statutory reserves	10,380	5,987
General and regulatory reserves	13,934	5,109
Undistributed profits	38,425	10,188
Reserve for fair value changes of available-for-sale securities	2,009	1,899
Currency translation differences	(2,071)	(237)
Treasury shares	(216)	—
	382,917	226,419
Minority interest	30,039	29,100
Total equity	412,956	255,519
Total equity and liabilities	5,327,653	4,740,048

Balance Sheet
As at 31 December 2006
(Amount in millions of Renminbi, unless otherwise stated)

	As at 31 December 2006	2005
ASSETS		
Cash and due from banks	37,842	38,275
Balances with central banks	354,881	284,373
Placements with banks and other financial institutions	303,002	243,654
Government certificates of indebtedness for bank notes issued	1,713	1,641
Precious metals	40,542	25,238
Trading assets and other financial instruments at fair value through profit or loss	76,581	82,082
Derivative financial instruments	16,363	11,329
Loans and advances to customers, net	1,971,865	1,788,742
Investment securities		
— available-for-sale	706,739	542,142
— held-to-maturity	287,398	415,143
— loans and receivables	458,606	343,910
Investment in subsidiaries	45,451	45,080
Investment in associates and joint ventures	21	45
Property and equipment	49,473	48,061
Investment property	620	461
Deferred income tax assets	21,843	20,389
Other assets	30,272	25,837
Total assets	4,403,212	3,916,402
LIABILITIES		
Due to banks and other financial institutions	164,376	124,948
Due to central banks	42,349	30,030
Bank notes in circulation	1,909	1,786
Certificates of deposits and placements from banks and other financial institutions	146,596	215,923
Derivative financial instruments and liabilities at fair value through profit or loss	91,084	76,323
Due to customers	3,358,565	3,009,187
Bonds issued	60,173	60,179
Other borrowings	46,006	52,164
Current tax liabilities	16,757	22,440
Retirement benefit obligations	7,444	7,052
Deferred income tax liabilities	32	23
Other liabilities	112,527	112,534
Total liabilities	4,047,818	3,712,589
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	253,839	209,427
Capital reserve	66,164	(6,054)
Statutory reserves	9,714	5,465
General and regulatory reserves	11,393	2,618
Undistributed profits/(accumulated losses)	14,385	(8,709)
Reserve for fair value changes of available-for-sale securities	(1,038)	280
Currency translation differences	935	786
Total equity	355,394	203,813
Total equity and liabilities	4,403,212	3,916,402

	2006	2005
Income tax paid	(25,536)	(17,249)
Net cash inflow from operating activities	31,406	15,731
Cash flows from investing activities		
Acquisition of a subsidiary, net of cash acquired	(5,373)	—
Payment for increase of investments in subsidiaries, associates and joint ventures	(185)	(3,187)
Proceeds from disposal of investments in subsidiaries, associates and joint ventures	1,120	2,264
Proceeds from disposal of property and equipment, intangible assets and other assets	1,732	4,291
Dividends received	320	310
Purchase of property and equipment, intangible assets and other assets	(7,425)	(5,951)
Net cash outflow from investing activities	(9,811)	(2,273)
Net cash inflow before financing activities	21,595	11,458
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	117,423	27,001
Cash received from issuance of subordinated bonds	—	33,930
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options	33	17
Proceeds from minority equity holders of subsidiaries	55	—
Payment of interest on bonds issued	(2,774)	(1,485)
Dividend paid to equity holders of the Bank	(1,375)	(26,937)
Dividend paid to minority interest	(3,391)	(2,954)
Purchases of treasury shares	(216)	—
Payment of share issuance costs	(413)	—
Net cash inflow from financing activities	109,342	29,572
Effect of exchange rate changes on cash and cash equivalents	(8,105)	(10,060)
Net increase in cash and cash equivalents	122,832	30,970
Cash and cash equivalents as of 1 January	397,112	366,142
Cash and cash equivalents as of 31 December	519,944	397,112

8.2 Notes to the Financial Statements

8.2.1 ***Net interest income***
(Amount in millions of Renminbi, unless otherwise stated)

	Year ended 31 December 2006	2005
Interest income		
Loans and advances to customers	128,934	110,313
Investment securities	67,195	44,938
Due from banks and other financial institutions	19,205	12,697
Sub-total	215,334	167,948
Interest expense		
Due to customers	(79,939)	(55,914)
Due to banks and other financial institutions	(9,393)	(6,512)
Other borrowed funds	(4,631)	(4,514)
Sub-total	(93,963)	(66,940)
Net interest income	121,371	101,008

Included in interest income is RMB628 million and RMB529 million related to the unwinding of the discount on the allowance for identified impaired loans for the years ended 31 December 2006 and 2005 respectively.

8.2.2 ***Other operating income and expenses***
(Amount in millions of Renminbi, unless otherwise stated)

Other operating income

	Year ended 31 December 2006	2005
Insurance premiums		
— Long term insurance contracts	6,349	3,807
— General insurance contracts	1,359	1,430
Gains on disposal of other subsidiaries and associates	789	320
Gains on disposal of property and equipment and other assets	717	870
Changes in fair value of investment properties	595	1,697
Dividend income	186	194
Others	3,101	2,832
Total	13,096	11,150

Operating expenses and others

	Year ended 31 December 2006	2005
Staff costs	30,896	27,106
General operating and administrative expenses[1]	14,603	13,251
Depreciation and amortization	6,026	6,314
Business and other taxes	6,462	5,680
Insurance benefits and claims		
— Long term insurance contracts	6,820	3,497
— General insurance contracts	664	656
Operating lease rentals	1,775	1,550
Impairment (write back)/losses on other assets	(171)	433
Losses on disposal of property and equipment	148	205
Provision for litigation losses	897	712
Other expenses	611	580
Total	68,731	59,984

(1) Included in the general operating and administrative expenses are auditors' remuneration paid to PricewaterhouseCoopers of RMB183 million (2005: RMB154 million) for the year ended 31 December 2006.

8.2.3 *Loans and advances to customers, net*
(Amount in millions of Renminbi, unless otherwise stated)

Group

	As at 31 December 2006	2005
Corporate loans and advances	1,849,275	1,712,262
Personal loans and advances	582,744	523,003
	2,432,019	2,235,265
Allowance for impairment losses	(94,293)	(83,153)
Loans and advances to customers, net	2,337,726	2,152,112

Bank

	As at 31 December 2006	2005
Corporate loans and advances	1,616,052	1,483,933
Personal loans and advances	448,775	384,390
	2,064,827	1,868,323
Allowance for impairment losses	(92,962)	(79,581)
Loans and advances to customers, net	1,971,865	1,788,742

As at 31 December 2006, there were no bills pledged as collateral under repurchase agreements by the Group and Bank (2005: Group and Bank: RMB11,968 million).

8.2.4 *Income tax expense*
(Amount in millions of Renminbi, unless otherwise stated)

	Year ended 31 December 2006	2005
Current income tax		
Chinese Mainland income tax	16,477	18,536
Hong Kong profits tax	2,717	2,453
Overseas taxation	570	302
	19,764	21,291
Deferred income tax	(91)	962
	19,673	22,253

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2006 and 2005. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at tax rate determined by the relevant PRC Authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for the years ended 31 December 2006 and 2005.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	Year ended 31 December 2006	2005
Profit before income tax	67,937	53,811
Tax calculated at 33%	22,419	17,758
Effect of different tax rates in Overseas Operations	(3,880)	(3,713)
Supplementary tax on overseas income paid in the PRC	2,510	1,388
Prior year tax expense adjustment(1)	(300)	2,376
Income not subject to tax(2)	(2,402)	(1,862)
Expenses not deductible for tax purposes(3)	781	5,264
Others(4)	545	1,042
Income tax expense	19,673	22,253

(1) The prior year tax expense adjustments for the year 2005 included RMB1,921 million related to the reversal in 2004 of certain provisions recorded in prior years. The relevant domestic tax authorities determined that these reversals constituted taxable income as they related to the implementation of the Joint Stock Reform Plan.

(2) It mainly comprised the interest income from the PRC treasury bills.

(3) In 2005, non tax-deductible expenses primarily included staff salary costs in excess of the deduction limit permitted under relevant PRC tax regulations. Following the completion of the listings of the Bank's ordinary shares in June 2006 on the Hong Kong Stock Exchange and Shanghai Stock Exchange, the Bank has successfully obtained approval from the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT") for deduction of its domestic staff salary costs amounting to RMB15.67 billion when determining the Bank's taxable income for the 2006 financial year.

(4) Others primarily included non-performing loans sold in 2005 and 2006. The deferred income tax assets arising from the associated loan loss provisions were subsequently de-recognized.

8.2.5 *Earnings per share (Basic & diluted)*
(Amount in millions of Renminbi, unless otherwise stated)

Basic and diluted earnings per share for the years ended 31 December 2006 and 2005 have been computed by dividing the profit for each year by the weighted average number of ordinary shares in issue during the period.

The Group had no dilutive potential ordinary shares as at 31 December 2006 and 2005.

	Year ended 31 December 2006	2005
Profit attributable to equity holders of the Bank	42,830	25,921
Weighted average number of ordinary shares in issue (in millions)	236,055	186,425
Basic and diluted earnings per share (in RMB)	0.18	0.14

8.2.6 *Derivative financial instruments*
(Amount in millions of Renminbi, unless otherwise stated)

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and

Bank

	As at 31 December 2006	2005
Derivatives		
Exchange rate contracts	3,880	3,208
Interest rate contracts	3,228	3,469
	7,108	6,677

Replacement costs

Replacement costs are the costs of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts as of the balance sheet date.

Group

	As at 31 December 2006	2005
Derivatives		
Exchange rate contracts	17,595	10,772
Interest rate contracts	6,400	5,043
Other derivative contracts	842	993
	24,837	16,808

Bank

	As at 31 December 2006	2005
Derivatives		
Exchange rate contracts	10,375	6,274
Interest rate contracts	5,819	4,984
Other derivative contracts	169	71
	16,363	11,329

The credit risk weighted amounts and replacement costs stated above have not taken the effects of netting arrangements into account.

8.3 **Contingent liabilities and commitments**
(Amount in millions of Renminbi, unless otherwise stated)

8.3.1 *Legal proceedings*

As at 31 December 2006, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 31 December 2006 and 2005, provisions of RMB1,985 million and RMB1,516 million were made based on court judgments or the advice of counsel. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

8.3.2 *Assets pledged*

Assets pledged as collateral for repurchase and short positions with other banks and financial institutions are set forth in the tables below. As at 31 December 2006, the Group and the Bank had such Repo agreements and short positions amounting to RMB54,806 million (2005: RMB62,108 million) and RMB51,245 million (2005: RMB59,340 million) respectively. All such agreements mature within twelve months from inception.

Group

	As at 31 December 2006	2005
Precious metals	—	2,617
Bills	—	11,968
Debt securities	55,212	49,658
Total	55,212	64,243

Bank

	As at 31 December 2006	2005
Precious metals	—	2,617
Bills	—	11,968
Debt securities	51,632	45,106
Total	51,632	59,691

The Group has accepted cash collateral and security collateral that it is permitted to sell or re-pledge in connection with its Reverse repo agreements and securities lending transactions. The fair value of the collateral accepted by the Group and the Bank was RMB77,657 million (2005: RMB69,789 million) as of 31 December 2006. Both the Group and the Bank had an obligation to return collateral that it has sold with a fair value of RMB3,728 million (2005: RMB1,130 million) as of 31 December 2006.

8.3.3 *Capital commitments*

Group

	As at 31 December 2006	2005
Contracted but not provided for	38,741	1,893
Authorized but not contracted for	1,536	2,687
	40,277	4,580

Bank

	As at 31 December 2006	2005
Contracted but not provided for	3,210	1,731
Authorized but not contracted for	1,531	2,671

BANK OF CHINA
(HKEx stock code: 3988, SSE stock code: 601988)

DELIVERING GROWTH & EXCELLENCE

23 MAR 2007

Highlights of 2006 Annual Results

- Net profit attributable to equity holders of RMB42,830 million, a rise of 65.23% compared with 2005, above our projected net profit of at least RMB33 billion at the time of public listing
- Earnings per share of RMB18 cents, up 28.57%
- Return on average equity at 14.06%, up 192 bps
- Return on average assets at 0.96%, up 26 bps
- Final dividend per share of RMB4 cents
- Impaired loan ratio at 4.24%, down 66 bps
- Total assets of RMB5,327,653 million, up 12.40%
- Shareholder's equity reached RMB382,917 million, up 69.12% compared with the end of 2005
- Capital adequacy ratio reached 13.59%, up 317 bps against the end of 2005



"In 2006, Bank of China became the first bank in China to be dual-listed in both the international and domestic capital markets, further increasing our capital strength and capital adequacy ratio. Cooperation with our strategic investors is bearing fruit with substantial progress made in business as well as in infrastructure areas. At the end of 2006, we acquired Singapore Aircraft Leasing Enterprise, a step forward in implementing our strategic plan of broadening our financial services platform. Internally, we have actively advanced our risk management and internal control processes, strived to accelerate our IT blueprint implementation, and continued to deepen our HR reform. We have also continued to improve our corporate governance and substantially enhanced the operation of the Board towards international standards.

Looking to the coming year, the Bank sees challenges as well as opportunities as China's market economy continues to develop. Accordingly, we are improving our corporate governance, as well as focusing on internal reform, aiming at proactively adjusting our strategies, adapting to the new business environment and enhancing our capabilities in innovation and competitiveness, so as to promote the overall healthy and balanced business development of the Bank and maximize shareholder's value."

Xiao Gang, *Chairman*

Bank of China Limited is one of the four largest commercial banks in China, with the most extensive international network among commercial banks in the country. The bank primarily engages in commercial banking and, through its subsidiaries, provides investment banking, insurance and equity investment services as well. Bank of China Limited also owns 65.87% of the issued share capital of BOC Hong Kong (Holdings) Limited (HKEx Stock Code: 2388), which is a leading commercial banking group in Hong Kong.

Please visit **www.boc.cn** for more details of the 2006 annual results of Bank of China Limited.

23 March 2007

The Standard
Asian Wall Street Journal
Financial Times
International Herald Tribune

中國銀行
BANK OF CHINA

RECEIVED

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

OVERSEAS REGULATORY ANNOUNCEMENT

Pursuant to relevant regulations in the People's Republic of China (the "PRC"), the Bank will publish (1) an "Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited"; and (2) an "Announcement Regarding Resolutions of the Board of Supervisors of Bank of China Limited" on 23 March 2007 in newspapers in the PRC. The following is a reproduction of the announcement for information purpose only.

23 March 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
\# *Independent non-executive directors*

Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited

Bank of China Ltd and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The notice of the meeting of the Board of Directors of Bank of China Ltd ("Bank of China" or the "Bank") held on Mar 22, 2007 had been sent to all of the Directors and Supervisors on Mar 8, 2007 by means of paper documents and email and the meeting was convened on Mar 22, 2007 in Hong Kong. Mr. Li Zaohang attended the meeting by means of video conference. Number of directors bound to be present is 16 and all of them attended the meeting in person, in compliance with the provisions of the Company Law and the Articles of Association of the Bank. Non-voting attendees to the meeting included members of the Board of Supervisors and the Senior Management. Mr. Xiao Gang, Chairman of the Board, presided over the meeting. The following resolutions were discussed one by one and adopted by signed paper ballots by Directors present:

1. Proposal on the 2006 Annual Report of Bank of China Limited
   Votes For: 16 Votes Against: 0 Abstention Votes: 0

2. Proposal on the Bank of China Limited Profit Distribution Plan for the year 2006
   Votes For: 16 Votes Against: 0 Abstention Votes: 0

   It was resolved that the dividends distribution of RMB10,153,566,480.36, at RMB0.04 per share (before tax) be and are hereby approved.

3. Proposal on the Annual Budget of Bank of China Limited for the Year 2007
   Votes For: 16 Votes Against: 0 Abstention Votes: 0

4. Proposal on the Appointment of PricewaterhouseCoopers as the External Auditor of Bank of China Limited for the Year 2007
   Votes For: 16 Votes Against: 0 Abstention Votes: 0

   The proposal on the appointment of PricewaterhouseCoopers as the external auditor of the Bank for the year 2007 at the fee of USD20.1 million was approved.

5. Proposal on the Appointment of Mr. Huang Shizhong as Independent Non-executive Director of Bank of China Limited
   Votes For: 16 Votes Against: 0 Abstention Votes: 0

Independent Non-executive Directors commented on the appointment of Mr. Huang Shizhong as Independent Non-executive Director of the Bank as follows: Agree

Huang Shizhong, 45, currently serves as vice president of Xiamen National Accounting Institute. Mr. Huang graduated in 1986 from Dalhousie University with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. He has served successfully as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of the CICPA. He serves as independent non-executive director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd. (listed in the Stock Exchange of Hong Kong Ltd), Xiamen C & D Inc., Xiamen Tungsten Co., Ltd.

6. Proposal on the Appointment of Ms. Huang Danhan as Independent Non-executive Director of Bank of China Limited
   Votes For: 14 Votes Against: 0 Abstention Votes: 2

   Independent Non-executive Directors commented on the appointment of Ms. Huang Danhan as Independent Non-executive Director of the Bank as follows: Agree: 2, Against: 0,Abstention: 2 (Lacks banking operation experience)

   Huang Danhan, 57, currently serves as Senior Advisor of EU-China Trade Project in trade in services, a Partner of Sinobridge PRC Lawyers. Ms. Huang graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, Ms. Huang has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for some major Chinese state-owned trading company and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999–March 2001), and General Counsel, China Galaxy Securities Company Limited (March 2001–September 2004). She also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993–1995). Starting from January 2007, she has been serving as an Independent Non-Executive Director of Beijing ZJS Express, Co. Ltd.

7. Proposal on the Re-appointment of Mr. Anthony Francis Neoh as Independent Non-executive Director of Bank of China Limited
   Votes For: 15 Votes Against: 0 Abstention Votes: 0

   Due to conflict of interest, Mr. Anthony Francis Neoh did not exercise voting right on such proposal.

Other Independent Non-executive Directors commented on the re-appointment of Mr. Anthony Francis Neoh as Independent Non-executive Director of the Bank as follows: Agree

8. Proposal on the Re-appointment of Mr. Xiao Gang as Executive Director of Bank of China Limited
   Votes For: 15 Votes Against: 0 Abstention Votes: 0

   Due to conflict of interest, Mr. Xiao Gang did not exercise voting right on such proposal.

   Independent Non-executive Directors commented on the re-appointment of Mr. Xiao Gang as Executive Director of the Bank as follows: Agree

9. Proposal on the Re-appointment of Mr. Li Lihui as Executive Director of Bank of China Limited
   Votes For: 15 Votes Against: 0 Abstention Votes: 0

   Due to conflict of interest, Mr. Li Lihui did not exercise voting right on such proposal.

   Independent Non-executive Directors commented on the re-appointment of Mr. Li Lihui as Executive Director of the Bank as follows: Agree

10. Proposal on the Re-appointment of Mr. Hua Qingshan as Executive Director of Bank of China Limited
    Votes For: 15 Votes Against: 0 Abstention Votes: 0

    Due to conflict of interest, Mr. Hua Qingshan did not exercise voting right on such proposal.

    Independent Non-executive Directors commented on the re-appointment of Mr. Hua Qingshan as Executive Director of the Bank as follows: Agree

11. Proposal on the Re-appointment of Mr. Li Zaohang as Executive Director of Bank of China Limited
    Votes For: 15 Votes Against: 0 Abstention Votes: 0

    Due to conflict of interest, Mr. Li Zaohang did not exercise voting right on such proposal.

    Independent Non-executive Directors commented on the re-appointment of Mr. Li Zaohang as Executive Director of the Bank as follows: Agree

    Please make reference to the resumes of the Directors proposed to be re-appointed in the 2006 Annual Report of Bank of China Limited.

12. Proposal on the Management Measures on Remuneration of Chairman of the Board of Directors of Bank of China Limited ("Management Measures")
Votes For: 15 Votes Against: 0 Abstention Votes: 0

Due to conflict of interest, Chairman Xiao Gang did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the Management Measures as follows: Agree

13. Proposal on the Remuneration Scheme for the Independent Non-executive Directors of Bank of China Limited
Votes For: 12 Votes Against: 0 Abstention Votes: 0

Due to conflict of interest, the four Independent Non-executive Directors of the Bank did not exercise voting right on such proposal.

14. Proposal on the Bonus Distribution Scheme for the Chairman of the Board of Directors of Bank of China Limited for the year 2006
Votes For: 15 Votes Against: 0 Abstention Votes: 0

Due to conflict of interest, Chairman Xiao Gang did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the Bonus Distribution Scheme for the Chairman of the Board of Directors of the Bank as follows: Agree

15. Proposal on the Amendments to the Articles of Association of Bank of China Limited
Votes For: 16 Votes Against: 0 Abstention Votes: 0

16. Proposal on the Amendments to the Bank of China Limited Board of Directors' Procedural Rules
Votes For: 16 Votes Against: 0 Abstention Votes: 0

17. Proposal on the Amendments to the Bank of China Limited Procedural Rules for Shareholders' Meeting
Votes For: 16 Votes Against: 0 Abstention Votes: 0

18. Proposal on the appointment of Mr. Luo Nan as Listing Affairs Representative of Bank of China Limited
Votes For: 16 Votes Against: 0 Abstention Votes: 0

Luo Nan, 34, full-time Master's degree (Rotman School of Management, University of Toronto). Mr. Luo joined Bank of China in July 1996, and once served as an intern in Luoyang Branch, and a staff member of the Overseas Business Management Department. He started to work in the Office of Restructuring and Listing of Bank of China from August 2004 and was appointed to be the senior manager (Investor Relations) of the Board Secretariat in April 2005 and was appointed to be Division Head (Investor Relations) of the Board Secretariat in October 2006. Mr. Luo has obtained the Qualification Certificate of Board Secretary issued by the Shanghai Stock Exchange.

Proposals 1 to 17 will be submitted for shareholders' approval at the Annual General Meeting of 2006. The detailed information of such proposals will be disclosed on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn) when the Notice of the Annual General Meeting is announced.

In addition, the appointment of Mr. Wai Kin Chim as Chief Credit Officer of the Bank has been approved by competent regulatory authorities. The Bank hereby announces the relative resolution approving the proposal to appoint Mr. Wai Kin Chim as Chief Credit Officer of the Bank as follows:

Proposal to appoint Mr. Wai Kin Chim as Chief Credit Officer of the Bank
Votes For: 16 Votes Against: 0 AbstentionVotes: 0

Independent Non-executive Directors commented on the appointment of Mr. Wai Kin Chim as Chief Credit Officer of the Bank as follows: Agree

Mr. Wai Kin Chim, 46, holds British Citizenship and is a Hong Kong permanent resident. Prior to joining the Bank, he worked in Standard Chartered Bank, Hong Kong, Bankers Trust Company, Hong Kong and Deutsche Bank. When working with Deutsche Bank, Mr. Chim served as the Managing Director and Chief Credit Officer — Non Japan Asia. Mr. Chim has been working in banking credit and risk management areas for more than 20 years and possesses ample experiences in risk management.

The announcement is hereby notified.

Board of Directors of Bank of China Limited

March 23, 2007

Announcement Regarding Resolutions of the Board of Supervisors of Bank of China Limited

Bank of China Ltd. and all members of Board of Supervisors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The 2nd meeting of the Board of Supervisors of Bank of China Ltd. ("Bank of China" or the "Bank") for the year of 2007 was convened in the 14th floor conference room of the Bank of China Hong Kong Building on March 22, 2007. Number of supervisors bound to be present is 5 and all of them attended the meeting in person. The meeting is legal and valid.

The 2006 annual report of Bank of China and its summary which were approved by the Board of Directors of the Bank on March 22, 2007, were reviewed and approved by the meeting of Board of Supervisors. And Bank of China Profit Distribution Plan for the year 2006 which was approved by the Board of Directors on March 22, 2007, was reviewed and approved by the meeting of Board of Supervisors. The report of the Board of Supervisors to be submitted to the Annual General Meeting for shareholders' approval was reviewed and approved by the meeting of Board of Supervisors.

The results of the voting are as follows:

1. The 2006 annual report of Bank of China and its summary:

   Votes For: 5 Votes Against: 0 Abstention Votes: 0

2. Bank of China Profit Distribution Plan for the year 2006:
   Votes For: 5 Votes Against: 0 Abstention Votes: 0

3. The report of the Board of Supervisors to be submitted to the Annual General Meeting:
   Votes For: 5 Votes Against: 0 Abstention Votes: 0

The announcement is hereby notified.

Board of Supervisors of Bank of China Limited

March 23, 2007

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	02/04/2007 11:33:11	Submitted By	03988P02
Date/Time Approved	02/04/2007 11:33:12	Approved By	03988P01
Submission No.	EBIS-070402-00025	Status	Approved

Company Code	LM03988 Bank of China Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/03/2007

Name of Company	LM03988 Bank of China Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	02/04/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 3988 Description : H shares

No. of Shares	Par Value	Authorised Share Capital

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code : Description : A shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Stashes Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4.	( )	HKD				◉ Ordinary (1) ○ Ordinary (2)

Stock Code
Subscription Price HKD

Preference
Other Class

Convertibles

	Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
2.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
3.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class

Other Issues of Shares

	Type of Securities			No. Of New Shares Arising Therefrom
1.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
2.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
3.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
4.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
5.	**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1)

Ordinary (2)
Preference
Other Class

6.	**Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	Ordinary (1) / Ordinary (2) / Preference / Other Class
7.	**Redemption of share**		Redemption Date: (dd/mm/yyyy)	Ordinary (1) / Ordinary (2) / Preference / Other Class
8.	**Other** (Please specify)	At Price : HKD	Issue and allotment date	Ordinary (1) / Ordinary (2) / Preference / Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Bank of China Limited
2006 Estimated Results

Bank of China Ltd. and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false presentations, misleading statements and material omissions.

The financial information contained in this announcement is not audited by the auditors of the Bank, which may be different from the audited financial information. Potential investors of the Bank should exercise caution when dealing in the shares of the Bank.

On 16 March 2007, the Bank received a notification issued by the Ministry of Finance and the State Administration of Taxation (Cai Shui [2007] No. 40) on the salaries paid by the Bank to its employees that is allowable as a deductible expense for computing the Bank's income tax for 2006. Accordingly, the Bank's total income tax expense for 2006 is expected to be reduced by approximately RMB 4,600 million.

The Bank conducted an estimate of the Bank's consolidated financial information for 2006 in accordance with the Accounting Standard System for Business Enterprise issued by the Ministry of Finance of the People's Republic of China and the Accounting Regulations for Financial Institutions. The Bank currently estimates that its net profit for the year 2006 is expected to exceed the net profit for the year 2005 (RMB 27,942 million) by more than 50%.

Bank of China Ltd.
March 19, 2007

中國銀行
BANK OF CHINA

BANK OF CHINA LIMITED

Summary of the 2006 Annual Report

§1 IMPORTANT NOTES

The Board of Directors of Bank of China Limited (the "Bank") and its directors, the Board of Supervisors and its supervisors and the Senior Management of the Bank warrant that there are no fraudulent disclosures, misleading statements or material omissions in this report, and that they will be individually and jointly responsible for the truthfulness, accuracy and completeness of the report.

The Board meeting held on 22 March 2007 reviewed and adopted the text and summary of the 2006 Annual Report. 16 directors were required to attend the meeting, with 16 present at the meeting. 16 directors exercised the right of voting, and 5 supervisors of the Bank participated in the meeting without voting right.

The 2006 annual financial statements under PRC Accounting Standards and International Financial Reporting Standards have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company ("PWC") and PricewaterhouseCoopers according to the Chinese and international audit standards respectively, and they formed the unqualified auditor's opinion.

Board of Directors of Bank of China Limited

22 March 2007

Chairman Xiao Gang, President Li Lihui, Executive Vice President in charge of Accounting Function Zhou Zaiqun and General Manager in charge of the Accounting Department Liu Yanfen undertake that the financial statements in the annual report are true and complete. The Summary extracts from the text of the 2006 Annual Report. Investors should read the whole report to get detailed information.

§2 CORPORATE INFORMATION

2.1	Place of Listing:	A share: The Shanghai Stock Exchange H share: The Stock Exchange of Hong Kong Limited
2.2	Stock Name and Stock Code of the stock:	A share: Bank of China, 601988 H share: Bank of China, 3988
2.3	Registered Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Office Address:	No. 1 Fuxingmen Nei DaJie, Beijing, China
	Post code:	100818
	Website:	http://www.boc.cn
	E-mail:	bocir@bank-of-china.com

2.4 Secretary to the Board of Directors: YEUNG Jason Chi Wai
Office Address: No. 1 Fuxingmen Nei DaJie, Beijing, China
Post code: 100818
Telephone: 8610-66596688
Fax: 8610-66594568
E-mail: bocir@bank-of-china.com

2.5 Listing Affairs Representatives: LUO Nan
Office Address: No. 1 Fuxingmen Nei DaJie, Beijing, China
Post code: 100818
Telephone: 8610-66594626
Fax: 8610-66594568
E-mail: bocir@bank-of-china.com

§3 SUMMARY OF BUSINESS DATA

(The following is prepared in accordance with PRC GAAP and "Financial Enterprise Accounting Standards (2001)")

Unit: RMB million

	Note	**2006**	2005	2004	2003(note 1)
Results of operations					
Net interest income		**120,707**	100,405	84,985	71,904
Non-interest income		**16,921**	15,623	19,752	13,781
Operating income	2	**137,628**	116,028	104,737	85,685
Operating and administrative expenses		**(53,614)**	(45,604)	(41,915)	(34,041)
Business tax and surcharges		**(6,462)**	(5,680)	(4,981)	(3,972)
Operating profit		**77,552**	64,744	57,841	47,672
Non-operating income, net		**1,044**	1,381	532	179
Impairment losses		**(11,587)**	(10,985)	(23,797)	(16,432)
Profit before income tax		**67,009**	55,140	34,576	31,419
Profit after tax		**47,152**	32,597	25,246	24,743
Net profit		**41,892**	27,492	20,932	21,553
Total dividend		**10,154**	14,112	14,200	—
Net profit after deducting the non-routine items	3	**39,822**	26,174	20,310	21,542
Balance sheet items					
Total assets		**5,325,273**	4,742,806	4,270,443	3,979,965
Loans and advances to customers, net		**2,337,513**	2,151,893	2,071,693	1,921,131
Debt investment securities	4	**1,879,418**	1,669,591	1,309,479	1,092,187
Total liabilities		**4,907,459**	4,480,186	4,037,705	3,750,489
Deposit from Customers		**4,095,422**	3,703,777	3,342,477	3,035,956
Capital and reserves attributable to the equity holders of the Bank		**388,254**	233,842	205,351	203,752
Number of ordinary shares in issue					
Average (shares, million)	5	**236,055**	186,425	186,390	186,390
Year-end(shares, million)		**253,839**	209,427	186,390	186,390

Unit: RMB million

	Note	2006	2005	2004	2003 (note 1)
Per share					
Earnings per share (weighted average, RMB)	6	**0.18**	0.15	0.11	0.12
Dividend per share (before tax, RMB)	7	**0.04**	0.08	0.08	—
Net assets per share (RMB)	8	**1.53**	1.12	1.10	1.09
Adjusted net assets per share (RMB)	9	**1.52**	1.11	1.09	1.07
Key financial ratios					
Return on average total assets (%)	10	**0.94**	0.72	0.61	0.68
Return on average owner's equity (excluding minority interests, %)	11	**13.47**	12.52	10.23	10.58
Return on average owner's equity (including minority interests, %)	12	**13.86**	13.16	10.92	10.78
Net interest spread (%)	13	**2.28**	2.21	2.05	1.95
Net interest margin (%)	14	**2.44**	2.32	2.15	2.03
Loan-deposit ratio (%)	15	**59.38**	60.35	64.22	71.06
Non-interest income to operating income (%)	16	**12.29**	13.46	18.86	16.08
Cost to income ratio (%)	17	**38.96**	39.30	40.02	39.73
Capital adequacy Ratios					
Core capital adequacy ratio (%)		**11.44**	8.08	8.48	N/A
Capital adequacy ratio (%)		**13.59**	10.42	10.04	N/A
Asset quality					
Non-performing loans		**98,220**	103,226	109,920	351,224
NPL ratio (%)	18	**4.04**	4.62	5.12	16.28
Allowance for loan impairment losses		**94,293**	83,153	74,769	236,342
Provision coverage ratio (%)	19	**96.00**	80.55	68.02	67.29
Credit cost (%)	20	**0.50**	0.50	1.11	N/A
Human resources					
Number of employees of the Group (person)	21	**232,632**	229,742	238,672	241,401
Credit ratings					
Moody's		**A2**	A2	A2	A2
Standard & Poor's		**BBB+**	BBB+	BBB–	BB+
Fitch Ratings		**A**	A–	BBB+	BBB+
Exchange rate					
USD/RMB year-end middle rate		**7.8087**	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		**10.2665**	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		**1.0047**	1.0403	1.0637	1.0657
Share price (year-end closing price)					
Bank of China (601988.SH, RMB per ordinary share)		**5.43**	N/A	N/A	N/A
Bank of China (3988.HK, HKD per ordinary share)		**4.27**	N/A	N/A	N/A
BOC Hong Kong (Holdings) Limited (2388.HK, HKD per ordinary share)		**21.15**	14.95	14.85	14.60

On 26 August 2004, the Bank converted its form of ownership into a joint stock commercial bank and Bank of China Limited was formed and registered in Beijing. On 1 June and 5 July 2006, the Bank's shares were successfully listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange, respectively, being the first bank in China dually listed in the international and domestic capital markets. The Bank remains a state-controlled joint stock commercial bank.

Note 1. The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gains on the disposal of BOCHK shares of RMB7.2 billion.

Note 2. Operating income comprises net interest income and non-interest income. Non-interest income includes net fee and commission income, net trading (losses)/ gains, net (losses)/ gains on investment securities and other operating income.

Note 3. The non-routine profit/loss was calculated in accordance with the requirements Question & Answer No. 1 Concerning Disclosure Convention for Companies Offering Shares to the Public — Non-routine Profit/Loss (revised 2004).

Note 4. Debt investment securities include available-for-sale securities, held-to-maturity securities, investment securities classified as loans and receivables and trading and other debt securities at fair value through profit or loss.

Note 5. Average number of ordinary shares in issue represents the weighted average number of ordinary shares in issue during the period.

Note 6. Earnings per share (weighted average) = net profit ÷ average number of ordinary shares; average number of ordinary shares is calculated with the number of days as the weight in accordance with the Preparation Conventions of Information Disclosure by Companies Offering Securities to the Public No. 9 — the Calculation and Disclosure of Return on Net Assets and Earnings per Share.

Note 7. Dividend per share = total dividend ÷ number of ordinary shares in issue at the year-end. The calculation of weighted average amounts did not consider the impact of funds raised from issuing ordinary shares to strategic investors in 2005 due to the fact that the transfer of the funds to the Bank's accounts was only completed on December 30 and 31 respectively.

Note 8. Net assets per share = the total owner's equity at year-end ÷ number of ordinary shares in issue at the year-end

Note 9. Adjusted net assets per share = (owner's equity at year-end – accounts receivable above 3 years – prepaid expenses – long-term prepaid expenses)÷ number of ordinary shares in issue at year-end. It is computed according to the Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public (No. 2) – Contents and Formats of Annual Report (Revision 2005) promulgated by China Securities Regulatory Commission (CSRC).

Note 10. Return on average total assets = profit after tax ÷ average total assets, average total assets = (total assets at the beginning of the year + total assets at the year end) ÷ 2

Note 11. Return on average owner's equity (excluding minority interests) = net profit ÷ average owner's equity, average owner's equity = (owner's equity at the beginning of the year + owner's equity at the end of the year) ÷ 2. As there were a number of financial restructuring transactions directed by the PRC government during 2003, the financial data of the year are not comparable with that of 2002. Therefore, return on average owner's equity of 2003 is calculated based on the year-end owner's equity.

Note 12. Return on average owner's equity (including minority interests) is calculated according to the Guidelines on the Corporate Governance and Supervision of State-owned Commercial Banks (Yinjianfa [2006] No. 22).

Note 13. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are the daily average balances derived from the Bank's management accounts (unaudited).

Note 14. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balances are daily average balances derived from the Bank's management accounts (unaudited).

Note 15. Loan-deposit ratio = loan balance at year-end ÷ customer deposit balance at year-end.

Note 16. Non-interest income to operating income = non-interest income ÷ operating income. In 2006, excluding the loss from revaluation of foreign currency positions of RMB9.82 billion (2005: RMB4.746 billion), the non-interest income accounted for 18.14% (2005: 16.87%) of the total operating income.

Note 17. Cost to income ratio = operating and administrative expenses ÷ operating income

Note 18. NPL ratio = non-performing loans balance at year-end ÷ gross loan balance at year-end

Note 19. Provision coverage ratio = allowance for loan impairment losses at year-end ÷ gross NPL balance at year-end

Note 20. Credit cost = loan impairment losses ÷ average loan balance, where average loan balance = (loan balance at the beginning of the year + loan balance at the end of the year) ÷ 2

Note 21. Number of employees of the Group includes temporary and contract staff.

§4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

4.1 Changes in Share Capital

(Unit: Share)

	1 January 2006		Increase/decrease in the report period					31 December 2006	
	Number	%	Issue of shares before IPO	Issue of H Shares	Issue of A Shares	Others	Sub-total	Number	%
I. Shares subject to selling restriction								**173,487,740,209**	**68.34%**
1. State-owned shares (promoters' shares)	174,128,718,217	83.15%				–2,803,313,477	–2,803,313,477	171,325,404,740	67.49%
2. Shares held by state-owned legal persons			8,514,415,652			–8,514,415,652	0		
3. Shares held by other domestic investors					3,038,959,000	–876,623,531	2,162,335,469	2,162,335,469	0.85%
Incl.:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	35,298,644,140	16.85%				–35,298,644,140	–35,298,644,140		
Incl.:									
Shares held by overseas legal persons	35,298,644,140	16.85%				–35,298,644,140	–35,298,644,140		
Shares held by overseas natural persons									
***II. Shares not subject to selling* restriction**								**80,351,421,800**	**31.66%**
1. RMB-denominated ordinary shares					3,454,547,000	876,623,531	4,331,170,531	4,331,170,531	1.71%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares				29,403,878,000		46,616,373,269	76,020,251,269	76,020,251,269	29.95%
4. Others									
III. Total	**209,427,362,357**	**100.00%**	**8,514,415,652**	**29,403,878,000**	**6,493,506,000**	**0**	**44,411,799,652**	**253,839,162,009**	**100.00%**

Note:

I. The Bank issued 8,514,415,652 ordinary shares to National Council for Social Security Fund ("NCSSF") on 13 March 2006.

II. On 1 June 2006, the Bank completed a successful initial public offering of 25,568,590,000 H Shares and was listed on the Hong Kong Stock Exchange. On 9 June 2006, pursuant to the exercise of the over-allotment option, a further 3,835,288,000 H Shares were issued, thereby issuing in aggregate a total of 29,403,878,000 H shares. During the offering and listing of H Shares, 35,298,644,140 unlisted foreign shares held by overseas strategic investors of the Bank, 8,514,415,652 ordinary shares held by NCSSF, and 2,803,313,477 ordinary shares transferred by the promoter — Central SAFE Investments Limited ("Huijin") to NCSSF according to state provisions were all converted into H Shares and became listed on the Hong Kong Stock Exchange.

III. In June 2006, 6,493,506,000 A Shares were offered to the public. On 29 June 2006, the A shares offered to the public by the Bank and 171,325,404,740 ordinary shares held by the promoter-Huijin were registered as A shares. On 5 July 2006, the Bank's A Shares were listed on Shanghai Stock Exchange. Of the A Shares, 1,285,712,000 shares were placed to 14 strategic investors with a lock-up period of 18 months, 876,623,531 shares were placed with a lock-up period of three months and 876,623,469 shares with a lock-up period of six months to the offline investors, and 3,454,547,000 shares were not subject to selling restriction. The shares placed to offline investors have been unfrozen and allowed to be tradable on the stock exchange on 5 October 2006 and 5 January 2007 respectively.

IV. By the end of 31 December 2006, the Bank has issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

V. "Selling Restriction" in the above-mentioned table refers to A Shares issued by the Bank only.

VI. In the report period, the Bank has not issued bonus shares or transferred shares from the surplus reserve.

4.2 Shareholder Information in the Report Period

4.2.1 *Number of Shareholders and Shareholdings*

The Bank successfully floated H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 issued in the IPO and 3,835,288,000 shares issued by exercise of over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on the Shanghai Stock Exchange on 5 July. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the fully diluted total equity. RMB20 billion was raised in the offering.

The IPOs of H-Share and A-Share account for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

4.2.2 *Shareholder Information at the End of the Report Period*

As of 31 December 2006, the Bank had 846,127 shareholders, of which, there were 378,972 holders of H Shares, and 467,155 holders of A Shares.

4.2.3 *Top ten shareholders as at 31 December 2006*

(Unit: Share)

No.	Shareholder's name	Type of Shareholder	Type of shares	Number of shares held	Proportion in total share capital (%)	Shares pledged or frozen shares
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%	
2	HKSCC Nominees Limited	Foreign	H	30,262,318,674	11.92%	
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%	
4	Asia Financial Holdings Pte. Ltd	Foreign	H	10,471,368,118	4.13%	
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%	
6	UBS AG	Foreign	H	3,377,860,684	1.33%	
7	Asian Development Bank	Foreign	H	506,679,102	0.20%	
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	Foreign	H	473,052,000	0.19%	
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%	
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%	
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%	

The number of shares held by H share shareholders was recorded in the Register of Members as kept by the H Share Registrar of the Bank.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Top ten holders of A Shares not subject to selling restriction

(Unit: Share)

No.	Shareholder's name	Number of shares not subject to selling restriction	Class of shares
1	ICBC — Southern Securities Investment Fund for Stocks with Good Performance and Growth	210,000,000	A
2	Agricultural Bank of China — Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	96,629,963	A
3	ICBC — Lion Value Growth Stock Securities Investment Fund	73,469,700	A
4	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	62,858,475	A
5	ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	49,869,579	A
6	ICBC-E Fund Value Selective Stock Securities Investment Fund	42,000,000	A
7	China Pacific Life Insurance Co., Ltd — traditional-ordinary insurance products	35,179,154	A
8	Tiance Investment Management and Consulting (Shanghai) Co., Ltd	31,575,159	A
9	China Life Insurance Company Limited — traditional-ordinary insurance products — 005L-CT001 SH	27,058,100	A
10	Xinghe Securities Investment Fund	25,843,028	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

4.3 Issue of Subordinated Bonds and Use of Proceeds

The purpose for the Bank's issue of the subordinated bonds was to effectively mitigate liquidity risk and optimize the maturity structure of assets and liabilities. The Bank plans to utilize the long-term funds raised by the issuance to grant long and medium-term loans, especially those for high-quality infrastructure construction projects.

In the report period, the Bank has not issued subordinated bonds.

4.4 The Controlling Shareholder of the Bank

Central SAFE Investments Limited ("Huijin")

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB496.6125 billion. Its legal representative is Hu Xiaolian. On behalf of the state, Huijin performs the rights and obligations as an investor in the Bank, and implements the equity investment subject to the approval of the State Council and policies and arrangement relating to the state's reform of state-owned financial institutions. Huijin does not engage in other business activities.

§5 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Directors, Supervisors and Senior Management

Name	Age	Gender	Position	Term of office	Total amount of pre-tax compensation received from the company in the report period (thousand)	Whether receives also compensated by a controlling shareholder company or other associated companies
XIAO Gang	48	Male	Chairman	From August 2004 to August 2007	1,523.770	Yes
LI Lihui	54	Male	Vice Chairman and President	From August 2004 to August 2007	1,528.657	Yes
ZHANG Jinghua	50	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
YU Erniu	57	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHU Yan	50	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
ZHANG Xinze	60	Male	Non-Executive Director	From August 2004 to August 2007	—	Yes
HONG Zhihua	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
HUANG Haibo	54	Female	Non-Executive Director	From August 2004 to August 2007	—	Yes
Sir Frederick Anderson GOODWIN	48	Male	Non-Executive Director	From January 2006 to January2009	—	No
SEAH Lim Huat Peter	60	Male	Non-Executive Director	From June 2006 to June 2009	—	No
HUA Qingshan	53	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.831	Yes
LI Zaohang	51	Male	Executive Director and Executive Vice President	From August 2004 to August 2007	1,307.235	Yes
Anthony Francis NEOH	60	Male	Independent Non-Executive Director	From August 2004 to August 2007	400	No
William Peter COOKE	75	Male	Independent Non-Executive Director	From December 2004 to December 2007	606.464	Yes
Patrick de SAINT-AIGNAN	58	Male	Independent Non-Executive Director	From January 2006 to January 2009	400	No
Alberto TOGNI	68	Male	Independent Non-Executive Director	From June 2006 to June 2009	145.833	No
LIU Ziqiang	58	Male	Chairman of Board of Supervisors	From August 2004 to August 2007	1,312.599	No
WANG Xueqiang	49	Male	Supervisor	From August 2004 to August 2007	878.334	No
LIU Wanming	48	Male	Supervisor	From August 2004 to August 2007	874.247	No
LI Chunyu	47	Male	Employee Supervisor	From December 2004 to December 2007	478.632	No
LIU Dun	43	Male	Employee Supervisor	From December 2004 to December 2007	422.972	No
ZHOU Zaiqun	54	Male	Executive Vice President	From August 2004 to August 2007	1,437.055	Yes

Name	Age	Gender	Position	Term of office	pre-tax compensation received from the company in the report period (thousand)	also compensated by a controlling shareholder company or other associated companies
ZHANG Yanling	55	Female	Executive Vice President	From August 2004 to August 2007	1,313.222	Yes
ZHANG Lin	50	Female	Secretary of Party Discipline Committee	From August 2004 to August 2007	1,230.033	No
ZHU Min	54	Male	Executive Vice President	From August 2006 to August 2009	1,193.880	No
WANG Yongli	42	Male	Executive Vice President	From August 2006 to August 2009	1,187.267	No
YEUNG Jason Chi Wai	52	Male	Secretary to the Board of Directors	From November 2005 to November 2008	5,618.777	Yes
ZHU Xinqiang[1]	54	Male	Executive Assistant President	From November 2003 to August 2006	1,030.727	Yes
Lonnie DOUNN[2]	54	Male	Chief Credit Officer	From March 2005 to September 2006	7,915.785	No

[1] Zhu Xinqiang resigned in August, 2006 for personal reason.

[2] Lonnie Dounn resigned in September, 2006 for personal reason.

Note:

(1) In the report period, none of the directors, supervisors and senior management holds the Bank's shares.

(2) Independent Non-Executive Directors' compensation is based on "the resolution of the fifth session of the first board of directors' meeting of the Bank". The supervisors' compensation is based on " the resolution of the second extraordinary meeting of shareholders of the Bank in 2005".

The annual compensation of Independent Non-Executive Directors and supervisors should be proposed by the Personnel and Remuneration Committee and submitted to the Board of Directors and shareholders' meeting for review and approval.

The compensation of the senior management is based on the Bank's Management Measures on Remuneration of Senior Management. The employee supervisors' compensation is based on staff salary control system.

(3) Non-Executive Director holding a position in a shareholder of the Bank does not receive any compensation from the Bank. They are remunerated by the respective shareholder entity where they hold a position.

5.2 Compensation for Directors, Supervisors and the Senior Management in 2006

Our Executive Directors and Supervisors, who are also our employees and our senior management personnel, receive compensation in the form of salaries, bonuses, benefits in kind, contributions to pension schemes,as well as other pension through our contribution to their social insurance and housing plans. Our Independent Non-Executive Directors receive directors' fees and allowance. Our Non-Executive Directors do not receive any salary or directors' fees from us.

The aggregate fees and compensation paid by us to all our Directors, Supervisors and senior management members in 2006 were RMB32.1133 million. A total of RMB2.6 million was contributed for the social insurance, supplementary insurance expenses, and housing fund for Directors, Supervisors and senior management members.

Compensation for Directors, Supervisors and the Senior Management in 2006

	(RMB million)
Total amount of Directors' fees and compensation	32.1133
Independent Non-Executive directors' fees and other income	1.5523

Compensation range	**Number of persons**
Above and including RMB7.00 million up to RMB7.99 million	1
Above and including RMB6.00 million up to RMB6.99 million	0
Above and including RMB5.00 million up to RMB5.99 million	1
Above and including RMB2.00 million up to RMB4.99 million	0
Above and including RMB1.00 million up to RMB1.99 million	11
RMB0.99 million and below	8

§6 MANAGEMENT DISCUSSION AND ANALYSIS

6.1 Financial Review

Summary of financial position and results of operations of the Group for 2006.

Profit after tax

For 2006, the Group earned a profit after tax of RMB47.2 billion, an increase of RMB14.6 billion (44.65%) compared to the prior year. Profit attributable to the equity holders of the Bank amounted to RMB41.9 billion, an increase of RMB14.4 billion (52.38%). These results exceeded the objectives in the budget approved by the Bank's shareholders and the profit forecast developed in connection with the Bank's initial public offering ("IPO") of its ordinary shares. The substantial improvement in profit after tax for the year was attributable to robust growth in operating income, improved operating efficiency, effective management of credit costs, and a decrease in the effective tax rate.

Earnings per share

In 2006, the weighted average earnings per share of the Bank was RMB0.18, an increase of RMB0.03 compared to the prior year. The capital raised in connection with the Bank's IPO in 2006, and the related listing of its ordinary shares on both the Hong Kong and Shanghai markets, further increased the Bank's capital base and ordinary shares outstanding. Benefiting from the Group's strong profits, the weighted average earnings per share increased compared to the prior year.

ROA & ROE

During 2006, return on total assets was 0.94%, the highest level among the last four years, representing an increase of 0.22 percentage points compared to the prior year. Return on owners' equity excluding minority interests and including minority interests were 13.47% and 13.86% respectively, representing an increase of 0.95 percentage points and 0.70 percentage points respectively.

Revenue growth

The Group achieved operating income of RMB137.6 billion, an increase of RMB21.6 billion (18.62%) compared to the prior year. This increase was primarily due to the continued increase in the average balances of loans and investment securities, as well as an increase in average yields. At the same time, the Group intensified its focus on developing fee-based businesses, and there was continued improvement in net fee and commission income.

Non-interest income to operating income

The Group recognized non-interest income of RMB16.9 billion in 2006, an increase of RMB1.3 billion (8.31%) compared to the prior year. The ratio of non-interest income to operating income was 12.29%, a decrease of 1.17 percentage points compared to the prior year. Excluding the effect of loss from revaluation of foreign currency positions, this ratio was 18.14%, an increase of 1.27 percentage points.

Cost to income ratio

The cost to income ratio was 38.96%, a decrease of 0.34 percentage points compared to the prior year, the lowest among the past four years. This decrease was mainly due to the vigorous control of operating costs, as well as the robust growth in operating income.

Credit cost

The credit cost for year 2006 was 0.50%, keeping sustained compared to the prior year. While the Group has increased the size of its loan portfolio in recent years, credit costs have been maintained at a relatively low level. Improvement in asset quality, resulting from continuous improvements in the Group's credit risk management processes, and diligent efforts directed at disposing of non-performing assets contributed significantly to the Group's ability to control credit costs.

Non-performing loans

At the end of year 2006, non-performing loans totaled RMB98.2 billion, a decrease of RMB5.0 billion compared to the end of 2005. Non-performing loan ratio was 4.04%, a decrease of 0.58 percentage points compared to the end of 2005. The Group achieved its "dual decrease" objective of reducing both non-performing loans and the non-performing loan ratio.

Allowance for loan impairment losses

At the end of 2006, allowance for loan impairment losses was RMB94.3 billion, an increase of RMB11.1 billion compared to the end of 2005. Provision coverage ratio was 96%, an increase of 15.45 percentage points compared to the end of 2005.

Capital adequacy ratio

At the end of 2006, the Group's capital adequacy ratio was 13.59% and its core capital adequacy ratio was 11.44%, representing increases of 3.17 percentage points and 3.36 percentage points, respectively, compared to those at the prior year-end. These ratios were the highest levels in recent years. This increase is primarily due to the significant core capital raised through the IPO and the decrease in the Group's net foreign currency exposure, which reduces the related market risk capital requirement.

Income Statement Analysis

Net interest income

In 2006, the Group's net interest income was RMB120.707 billion, an increase of RMB20.302 billion (20.22%) compared to the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. Domestically, interest rates related to interest-earning assets and interest-bearing liabilities are largely influenced by the benchmark interest rates and interest rate policy established by the People's Bank of China ("PBOC"). Significantly, the PBOC establishes floors benchmark interest rates for loans and ceilings benchmark interest rates for deposits denominated in RMB offered by domestic banks. Within the context of the framework established by the PBOC, the average interest rates of interest-earning assets and interest-bearing liabilities of the domestic operations are also influenced by other factors such as Chinese macro-economic changes,

domestic competition, currency market liquidity and so on. Overseas rates are largely a function of foreign currency interest rate, local economic environment, financial market conditions and related fiscal policies.

The average balances[1] and average interest rates of the Group's interest-earning assets and interest-bearing liabilities are shown in the following tables:

Items	**2006** Average balance	**2006** Average interest rate (%)	2005 Average balance	2005 Average interest rate (%)
	(Unit: RMB million, other than the percentage)			
The Group				
Interest-earning assets				
Loans and advances to customers	**2,352,262**	**5.45%**	2,192,058	5.00%
Debt securities	**1,883,760**	**3.57%**	1,475,673	3.05%
Due from and placements with banks and other financial institutions and due from central banks	**710,323**	**2.70%**	655,359	1.94%
Sub-Total	**4,946,345**	**4.34%**	4,323,090	3.87%
Interest-bearing liabilities				
Deposits from customers	**4,070,308**	**1.96%**	3,560,014	1.57%
Due to and placements from banks and other financial institutions and due to central banks	**373,811**	**2.51%**	355,856	1.83%
Special purpose borrowings and bonds issued	**109,910**	**4.21%**	115,843	3.90%
Sub-Total	**4,554,029**	**2.06%**	4,031,713	1.66%
Net interest spread		**2.28%**		2.21%

Items	2006 Average balance	2006 Average interest rate (%)	2005 Average balance	2005 Average interest rate (%)
	(Unit: RMB million, other than the percentage)			
Domestic RMB activities				
Interest-earning assets				
Loans and advances to customers	**1,604,412**	**5.40%**	1,443,512	5.40%
Debt securities	**906,469**	**2.35%**	656,983	2.41%
Due from and placements with banks and other financial institutions and due from central banks	**350,694**	**1.81%**	313,591	1.66%
Sub-Total	**2,861,575**	**3.99%**	2,414,086	4.10%
Interest-bearing liabilities				
Deposits from customers	**2,792,952**	**1.57%**	2,332,869	1.52%
Due to and placements from banks and other financial institutions and due to central banks	**176,661**	**2.14%**	152,810	2.47%
Special purpose borrowings and bonds issued	**60,001**	**4.62%**	53,959	4.71%
Sub-Total	**3,029,614**	**1.67%**	2,539,638	1.65%
Net interest spread		**2.32%**		2.45%
	(Unit: USD million, other than the percentage)			
Domestic foreign currency activities				
Interest-earning assets				
Loans and advances to customers	**40,535**	**5.22%**	41,770	4.01%
Debt securities	**77,046**	**4.75%**	60,367	3.52%
Due from and placements with banks and other financial institutions and due from central banks	**27,691**	**2.87%**	26,348	1.74%
Sub-Total	**145,272**	**4.52%**	128,485	3.31%
Interest-bearing liabilities				
Deposits from customers	**59,288**	**1.98%**	58,903	1.16%
Due to and placements from banks and other financial institutions and due to central banks	**19,465**	**2.50%**	20,467	1.03%
Special purpose borrowings and bonds issued	**6,391**	**3.65%**	7,361	3.27%
Sub-Total	**85,144**	**2.22%**	86,731	1.31%
Net interest spread (%)		**2.30%**		2.00%

[1] Average balances of interest-earning assets and interest-bearing liabilities are the average daily balance derived from the Group's management accounts which have not been audited.

The impact of volume and interest rate[2] changes on consolidated net interest income of the Group are summarized in the following table:

Items	2006	2005	Change	Net interest income analysis Volume	Interest rate
		(Unit: RMB million)			
The Group					
Interest-earning assets					
Loans and advances to customers	**128,270**	109,711	18,559	8,010	10,549
Debt securities	**67,195**	44,938	22,257	12,447	9,810
Due from and placements with banks and other financial institutions and due from central banks	**19,205**	12,696	6,509	1,066	5,443
Sub-Total	**214,670**	167,345	47,325	21,523	25,802
Interest-bearing liabilities					
Deposits from customers	**79,939**	55,914	24,025	8,012	16,013
Due to and placements from banks and other financial institutions and due to central banks	**9,393**	6,512	2,881	329	2,552
Special purpose borrowings and bonds issued	**4,631**	4,514	117	(231)	348
Sub-Total	**93,963**	66,940	27,023	8,110	18,913
Net interest income	**120,707**	100,405	20,302	13,413	6,889

[2] Impact of volume changes on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of interest rate changes on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Changes caused by changes in both volume and rate have been allocated to rate.

Interest income

The Group's interest income was RMB214.670 billion, an increase of RMB47.325 billion (28.28%) compared to the prior year. This increase was primarily attributable to the growth in the average balance as well as the average yield of interest-earning assets. In this regard, the average balance of interest-earning assets increased by 14.42% and reached RMB4,946.345 billion. The consolidated yield on interest-earning assets increased 47 basis points during 2006 to 4.34%.

Loans and advances to customers

The Group's interest income earned on loans was RMB128.270 billion, an increase of RMB18.559 billion (16.92%) as compared to the prior year. This increase reflects the judicious increase in loan balances during the year and an increase in both domestic and foreign currency yields. After cautiously taking risk and reward in consideration, the Group's average balance of loans and advances to customers reached RMB2,352.262 billion, representing an increase of 7.31% compared to the prior year. Continued increases in foreign currency yields (in particular the USD), the PBOC's increases in the RMB loan benchmark rate in April and August of 2006 pushed, the combined yield on overseas and domestic loans to 5.45%, an increase of 45 basis points.

The Group's interest income earned on debt securities was RMB67.195 billion, an increase of RMB22.257 billion (49.53%) compared to the prior year. The growth was largely attributable to an intense focus on optimizing the mix of the Group's investment portfolio, including the IPO proceeds, in higher yielding securities. This deployment of excess liquidity resulted in an increase of 27.65% in the average balance of debt securities during the year to RMB1, 883.760 billion. The Group has also continued to proactively manage the composition of its debt securities portfolio, taking into consideration continuing increases in the yields on securities denominated in foreign currencies, in particular the USD. The average yield of debt securities increased 52 basis points to 3.57% during the year.

The average yield of debt securities denominated in RMB was 2.35%, a decline of 6 basis points compared to the prior year. The decline was primarily attributable to the surplus liquidity in the RMB financial markets, pushing down the yields on RMB securities. The yield of one year PBOC bills decreased steadily from 2004, although the decline stabilized and began to rise from the third quarter of 2005. This effect was fully reflected in the Bank's earnings in 2006.

Due from and placements with banks and other financial institutions and due from central banks

The Group's interest income derived from due from banks and other financial institutions and due from central banks rose RMB6.509 billion (51.27%) to RMB19.205 billion. The increase was primarily due to the growth in customer deposits, a series of increases by the PBOC in deposit reserve requirements during the year from 7.5% to 9.0%, and continued increases in overseas interest rates, particularly USD. The average yield on items due from banks and other financial institutions and due from the central bank increased by 76 basis points during 2006 to 2.70%.

The Group continues its efforts to minimize the relative balance of this lower yielding asset class. At the end of 2006, the ratio of the average balance of items due from banks and other financial institutions to that of total interest-earning assets declined from 15.0% to 14.0%, or 1.0 percentage point compared to the prior year.

Interest expense

The Group's interest expense was RMB93.963 billion, an increase of RMB27.023 billion (40.37%) compared to the prior year. This increase was principally attributable to a 12.96% growth in the average balance of interest-bearing liabilities to RMB4,554.029 billion, as well as a 40 basis points increase in the average cost to 2.06%.

Deposits from customer

In 2006, the Group's interest expense for customer deposits was RMB79.939 billion, representing an increase of RMB24.025 billion (42.97%) compared to the prior year. The increase was primarily due to the Group's concerted efforts to expand its RMB customer deposit base, with the average balance of customer deposits increasing to RMB4,070.308 billion, an increase of 14.33% during the year and a rise of 39 basis points in the average cost on customer deposits to 1.96%. This increase in average cost was mainly attributable to: the continued rise in foreign interest rates, particularly USD interest rates; the effect of the PBOC's five upward adjustments of the benchmark interest rate for smaller balance foreign currency deposit during 2005, which was fully reflected during 2006; the PBOC's increase of the benchmark interest rate for RMB deposits in August 2006; and a rise in the proportion of fixed deposits in overseas operations to total deposits.

Due to and placements from banks and other financial institutions and due to central banks

The Group's interest expense for items due to banks and other financial institutions and due to central banks was RMB9.393 billion, an increase of RMB2.881 billion (44.24%) compared to the prior year. The increase was primarily due to the interest rate increases related to major foreign currencies, particularly the USD, which resulted in a rise of 68 basis points on the average yield and to 2.51%.

The average interest rate of items due to banks and other financial institutions and due to the central bank denominated in RMB was 2.14%, a decrease of 33 basis points. During the year, the Group intensified its efforts at proactive liability management to minimize the balance of this relatively high yielding class of interest-bearing liabilities.

Special purpose borrowings and bonds issued

Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects with special commercial purposes in PRC. The Group's interest expense for special purpose borrowings and bonds issued was RMB4.631 billion, an increase of RMB0.117 billion (2.59%) compared to the prior year. The increase was mainly due to the rise in interest rates of major foreign currencies, in particular the USD. The average interest rate of special purpose borrowings and bonds issued rose 31 basis points during the year to 4.21%.

Net interest margin

During 2006, the Group continued to improve the effectiveness of its asset and liability management, successfully reducing the proportions of relative low yielding assets to total assets and relative high cost liabilities to total liabilities. Due to continued increases in the interest rates of the major foreign currencies, in particular the USD, and the continued use of RMB/USD swap transactions, the Group's net interest margin rose by 12 basis points to 2.44%. RMB and foreign currency net interest margins of domestic operations, however, have experienced opposite trends.

Net interest margin (%)	**2006**	2005	2004	2003
Domestic operations: foreign currency business	**3.22**	2.43	1.41	1.55
Domestic operations: RMB business	**2.23**	2.37	2.72	2.38

Foreign currency net interest margin

The Group's foreign currency net interest margin rose 79 basis points to 3.22%. The Group entered into RMB/USD currency swap transactions attributable to its more active approach to its asset and liability management, the surplus liquidity in the market and the lack of RMB investment alternatives. These swap transactions resulted in the Group's earning additional USD interest income. The related swap costs were recognized under "Net trading (losses)/gain". And the change of net interest margin was also attributable to the continued increase in overseas interest rates, particularly USD.

RMB net interest margin

Although the PBOC's adjustments to the benchmark rates in RMB loans and deposits in 2006 had a positive impact on RMB net interest income, the RMB net interest margin narrowed compared to the prior year. The decline was primarily attributable to the changes in the domestic macro-economic environment and intensified competition in PRC capital markets led to a decline in the average yield of RMB debt securities and discounted bills compared to the prior year, and at the same time, the proportion of the average balance of such items to interest-earning assets denominated in RMB increased, which led to the average interest rate of interest-earning assets denominated in RMB declined from last year's 4.10% to this year's 3.99%. As aforesaid, the Bank entered into RMB/USD swap transactions to improve the income, but these swap transactions will result in a decline in RMB interest income.

Non-interest income

Unit: RMB million

	2006	2005	2004	2003
Net fee and commission income	**14,323**	9,247	8,557	7,353
Net trading (losses)/income	**(3,779)**	4,482	8,752	4,456
Investment gains/ (losses)	**3,831**	(248)	1,078	8,413
Other operating income, net	**2,546**	2,142	1,365	713
Total	**16,921**	15,623	19,752	20,935

Note: Net gains of RMB7.154 billion on the disposal of BOCHK shares were included in Other operating income in year 2003.

The Group reported non-interest income of RMB16.921 billion, an increase of RMB1.298 billion (8.31%) compared to the prior year. Non-interest income accounted for 12.29% of total operating income, down 1.17 percentage points. Excluding the impact of translation losses related to the Group's net foreign currency exposure, this ratio was 18.14%, an increase of 1.27 percentage points.

Net fee and commission income

Through its global network, the Group provides its customers with a variety of fee-based products, including agency services, settlement and clearing, credit commitment, bank cards, fiduciary and other custodian services. The Group improved its product mix, not only to generate consistent revenue growth, but also to deepen and strengthen its client relationships by providing more diversified financial services to address a more diverse set of customer needs.

The Group earned net fee and commission income of RMB14.323 billion in 2006, an increase of RMB5.076 billion (54.89%) compared to the prior year.

During 2006, the Group launched a three-year plan to further develop and enhance its fee based services, in order to leverage its competitive advantage and reinforce its leading position in the domestic market. The key elements of this plan include: enhancement of the management and organization structure and deployment of adequate resources to more effectively support the delivery of fee-based products and services, principally through objective-based performance evaluation and remuneration, a reinvigorated focus on new product development, with particular emphasis on the areas of international and trade finance, wealth management products, services for Qualified Domestic Institutional Investors, and bank cards, improvement of communications among various business and functional departments, including product management departments and the front line departments, domestic and overseas operations, commercial banking, investment banking and insurance operations, to promote efficient service and cross-selling; further strengthening of pricing strategy including revision and broadening of new fee based services.

Net trading (losses)/gains

RMB Million

	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	**(2,204)**	2,518	5,069	8,309
Net (losses)/gains from interest rate and other instruments	**(1,575)**	1,964	3,683	(3,853)
Total	**(3,779)**	4,482	8,752	4,456

The Group incurred a net trading loss of RMB3.779 billion in 2006. The loss arose principally from foreign exchange and foreign exchange products related to the continued appreciation of the RMB and revaluation losses arising from equity linked derivatives.

Net gains/losses from foreign exchange and foreign exchange products

The Group recognized net losses of RMB2.204 billion from foreign exchange and foreign exchange products during 2006. This loss reflects the net results of gains from foreign exchange transactions and losses from revaluation of foreign currency positions.

Gains from foreign exchange transactions

The volume of the Group's foreign exchange transactions grew steadily during the year, resulting in a gain of RMB7.616 billion. Domestically, the spread income derived from RMB/foreign exchange transactions amounted to RMB5.938 billion, an increase of RMB1.077 billion (22.16%) compared to the prior year. The increase was primarily attributable to the increase of the spread earned on RMB/foreign currency transactions compared to 2005.

Losses from revaluation of foreign currency positions

The Group reported a net loss of RMB9.82 billion which was attributable to its revaluation of its net foreign exchange positions in 2006. The composition of the Group's foreign exchange positions as of 31 December 2006 and the related revaluation gains and losses for the year are set out in the following table:

	Net foreign currency position as at 31 December 2006[1] Amount in USD Million			Net gains/losses arising from the net foreign currency position reported in 2006[1] Amount in RMB Million		
	On Balance Sheet	**Off Balance Sheet**	**Total**	**On Balance Sheet**	**Off Balance Sheet**	**Total**
1. Net foreign currency position relating to Huijin option						
(1) Foreign exchange option with Huijin	—	(18,000)	—		1,949	(2,758)
(2) Foreign currency capital injected economically hedged by the Huijin option	18,000	—		(4,707)		
2. Net foreign currency position relating to swap agreements						
(1) Spot transactions under foreign currency swap agreements	41,528	—	—	(6,730)	—	(4,508)
(2) Forward transactions under foreign currency swap agreements	—	(41,528)		—	2,222	
3. Structural position in foreign operations[2]	14,146		14,146			
4. Other foreign currency position	11,627	4,109	15,736	(2,773)	219	(2,554)
Total	85,301	(55,419)	29,882	(14,210)	4,390	(9,820)
Less: structural position in foreign operations[2]			(14,146)			
Net foreign currency position			15,736			

① Long and short positions of foreign currency are representing by positive and negative figures, respectively.

Gain and loss of revaluation and retranslation are representing by positive and negative figures, respectively.

② Translation losses related to the structural position of the Group's foreign operations are recognized as "Currency translation differences", a separate component of equity, which does not affect the consolidated profit and loss of the Group.

The following explains the key components presented in the above table:

1. Net foreign currency position relating to Huijin option

On 5 January 2005, the Bank entered into an option agreement with Huijin ("Huijin option"), to economically hedge a portion of its net foreign currency position arising from the foreign currency capital injection by Huijin. According to the terms of the agreement, the Bank acquired options to sell to Huijin USD, totaling USD18 billion, in tranches of no more than USD1.5 billion each at the beginning of each calendar month from 1 January to 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4.469 billion is payable by the Bank to Huijin in 12 equal monthly installments beginning from 1 January 2007. The gain from the change in the fair value of the Huijin option for 2006 amounted to RMB1.949 billion, which partially offset the RMB4.707 billion foreign exchange revaluation loss of the related on-balance sheet foreign currency exposure.

2. Net foreign currency position relating to swap agreements

Considering the surplus liquidity in the RMB capital markets, the lack of investment alternatives, and the favorable interest yields of foreign currency denominated financial assets, the Bank entered into a series of USD/RMB swap transactions to increase its income through investment in additional USD denominated financial assets. Under these agreements, the Bank bought USD in spot transactions and invested the funds in financial assets denominated in foreign currency to benefit from the favorable interest differentials, and bought back the RMB in the future at agreed exchange rates to effectively mitigate the Group's foreign currency risks. The swap transactions had no impact on the Group's net foreign currency position. As of 31 December 2006, the outstanding notional amount of these transactions amounted to USD41.5 billion.

In 2006, the foreign exchange revaluation loss related to the USD currency positions through these spot transactions was RMB6.730 billion, partially offset by the revaluation gain of RMB2.222 billion on the forward sales of USD. This net loss of RMB4.508 billion was reported as a component of "Net trading (losses)/gains", contributing to the significant decrease in 2006. The beneficial effect of the favorable rate differential on USD financial assets, however, was reported as a component of "Net interest income".

3. Other foreign currency positions

As of 31 December 2006, other net foreign currency position of the Group amounted to USD15.7 billion which included a USD11.6 billion on-balance sheet position and a USD4.1 billion off-balance sheet position. The on-balance sheet position comprised primarily the unhedged portion of foreign currency capital contribution, foreign currency profits, foreign currency position retained for daily operation purposes.

During 2006, the foreign currency proceeds from the IPO and the foreign currency profits increased the Group's foreign currency position. However, the Bank sold approximately USD26.3 billion to the PBOC following the approval from the relevant authorities. As a result, the Group

reduced its net foreign currency position from USD25.9 billion at 31 December 2005 to USD15.7 billion at 31 December 2006. In 2006, the net loss arising from this other net foreign currency position recognized was RMB2.554 billion, which was lower than that in 2005.

The Group will continue to actively manage its net foreign currency position in 2007 and the net foreign currency exposure will continue to decrease.

Cost/benefits discussion

The Bank realized a foreign currency revaluation loss of RMB9.820 billion from its foreign currency position during 2006. However, it has benefited from the favorable interest differentials between foreign currency and RMB financial assets discussed above. By way of example, the average yield of our foreign currency denominated debt securities was 4.75%, which was higher than the average yield of 2.35% for RMB denominated debt securities, leading to a difference in yield of 2.40%. Management believes that the benefits from favorable interest differentials were greater than the foreign exchange revaluation loss aforesaid.

Net gains/losses from interest rate and other instruments

Net trading income from interest rate and other instruments comprised primarily gains/losses from disposal and changes in the fair value of trading securities, changes in fair value of interest rate derivatives and equity linked derivatives. In 2006, the Group reported a net gain of RMB0.492 billion from trading in interest rate instruments. However, the equity linked derivatives and others reported a net loss of RMB2.067 billion, which was mainly attributable to Bank of China International Holdings Limited (BOCI). BOCI had operations in trading equity securities and in this connection, it has established economic hedges using derivative instruments for its trading in equity investment. The gain and loss arising from dealing in equity and fair value changes of equity investment held for trading are recognized in investment gain/losses.

Investment gains/(losses)

The Group reported an investment gain of RMB3.831 billion in 2006, representing an increase of RMB4.079 billion compared to the prior year. The increase was primarily due to: a gain of RMB2.3 billion on trading investment valuation and transactions reported by BOC International (the associated loss on hedging derivatives was reported in "Net trading (losses)/gains" in the income statement), an increased gain of approximately RMB1.1 billion on disposal of Zhuhai Nantong Bank and some other investment project, and an increased gain of approximately RMB0.5 billion from investment in associates under the equity method of accounting.

Other operating income, net

Other operating income and expenses comprise mainly of insurance premiums and claim expenses. Insurance premiums reported an increased of RMB2.471 billion in 2006 (47.18%) compared to the prior year. As the life insurance business grew rapidly in 2006, the provision for insurance claims set aside increased accordingly. As a result, insurance claim expenses rose 93.84% or RMB3.623 billion at the same time.

Other operating income included gains on disposal of debt to equity swap amounting to RMB1.309 billion and gains on disposal of loans to third party amounting to RMB0.660 billion.

Operating and administrative expenses

The Group's operating and administrative expenses increased 17.56% or RMB8.010 billion to RMB53.614 billion compared to the prior year.

Staff costs rose to RMB30.677 billion in 2006 by RMB6.698 billion (27.93%) compared to the prior year. The increase in staff costs was mainly attributable to: an increase in domestic salary levels through the implementation of the new domestic Salary System in 2006, which assigned salary levels

based on a consistent assessment of roles, responsibilities and market compensation levels, related increases for government mandated contributions, based on employee salary levels, to various employee welfare programs, labor union, and training initiatives which accounted for 14%, 2%, and 1.5% respectively of the staff salary costs have also increased, increases in retirement costs related to contribution to the Group's defined contribution plan for domestic employees.

General operating and administrative expenses mainly comprised postal fee, marketing fee, utility fee, printing expenses, maintenance fee, offices, regulatory expenses and other professional fees. The general operating and administrative expenses were RMB17.283 billion, an increase of RMB1.541 billion (9.79%) compared to the prior year, consistent with the growth in the Group's business activities. These expenses also included regulatory fees of RMB0.992 billion paid to the China Banking Regulatory Commission (CBRC), which increased RMB0.066 billion compared to the prior year.

During 2006, the Group intensified its focus on cost control and management and the growth in operating income outpaced that of the general operating and administrative expenses. In 2006, the cost to income ratio was 38.96% in 2006, down 0.34 percentage points compared to the prior year, indicating an improvement in the operating efficiency.

Impairment losses

Unit: RMB million

	2006	2005	2004	2003
Provision for loan losses	**11,687**	10,888	22,793	14,701
Provision for impairment of foreclosed assets	**85**	133	2,997	2,019
(Write-back of)/Provison for impairment of other receivables	**(211)**	498	(2,216)	178
Provision/(Write-back of) for impairment of fixed assets and others	**26**	(534)	223	(466)
Total	**11,587**	10,985	23,797	16,432

Non-performing loan and non-performing loan ratio decreased simultaneously in 2006, reflecting the improved credit quality of loans and advances. The Group continued to adopt a prudent loan provisioning policy. Impairment losses on loans and advances amounted to RMB11.687 billion in 2006, representing an increase of RMB0.799 billion compared to the prior year. In 2006, the credit cost was 0.50% of total loans, almost the same level as the prior year.

Income tax

In 2006, the Group's income tax expense was RMB19.857 billion, representing a decrease of RMB2.686 billion (11.92%) compared to the prior year. The effective tax rate was 29.63%, representing a decrease of 11.25 percentage points compared to the prior year. The decrease in the effective tax rate was mainly due to the fact that pursuant to Cai Shui [2007] No. 40 "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by the Ministry of Finance and State Administration of Taxation, the Group has obtained the approval for deduction of RMB15.669 billion of its domestic salary costs when determining the Group's 2006 taxable income, resulting in a decrease in tax expenses of RMB4.6 billion for 2006.

Balance Sheet Analysis

At the end of 2006, the Group's total assets were RMB5,325.273 billion, an increase of RMB582.467 billion (12.28%) compared to the prior year-end, and total liabilities were RMB4,907.459 billion, an increase of RMB427.273 billion (9.54%) compared to prior year-end.

Loans

Loan was a key component of the Group's assets. At the end of 2006, the Group had a total loan portfolio of RMB2,431.806 billion, an increase of RMB196.760 billion (8.80%) compared to the prior year-end.

The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the loan portfolio.

Corporate loans and Personal loans

Unit: RMB million

	2006		2005		2004		2003	
Group	**Balance**	**%**	Balance	%	Balance	%	Balance	%
Corporate loans	**1,849,062**	**76.04%**	1,712,043	76.60%	1,652,421	76.98%	1,774,080	82.23%
Personal loans	**582,744**	**23.96%**	523,003	23.40%	494,041	23.02%	383,393	17.77%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Accrual and Non-accrual loans and advances

When either the principal or the interest receivable relating to loans becomes overdue for more than 90 days, such loans are classified as non-accrual loans. All other loans are classified as accrual loans.

Unit: RMB million

	2006		2005		2004		2003	
Group	**Balance**	**%**	Balance	%	Balance	%	Balance	%
Accrual loans and advances	**2,354,814**	**96.83%**	2,158,232	96.56%	2,091,360	97.43%	1,863,714	86.38%
Non-accrual loans and advances	**76,992**	**3.17%**	76,814	3.44%	55,102	2.57%	293,759	13.62%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%

Debt Securities

The Group held debt securities totaling RMB1,879.418 billion at the end of 2006, an increase of RMB209.827 billion (12.57%) compared to the prior year-end. There was no significant impairment in the debt securities. The classification of the Group's debt securities portfolio at 31 December 2006 is as follows:

Unit: RMB million

Group	**2006** Balance	**2006** %	2005 Balance	2005 %	2004 Balance	2004 %	2003 Balance	2003 %
Trading and other debt securities at fair value through profit or loss	**110,634**	**5.88%**	107,271	6.42%	91,012	6.95%	114,557	10.49%
Available-for-sale securities	**807,308**	**42.96%**	593,010	35.53%	346,532	26.46%	410,140	37.55%
Held-to-maturity securities, net	**461,140**	**24.54%**	607,459	36.38%	457,994	34.98%	215,175	19.70%
Securities classified as loans and receivables, net	**500,336**	**26.62%**	361,851	21.67%	413,941	31.61%	352,315	32.26%
Total	**1,879,418**	**100.00%**	1,669,591	100.00%	1,309,479	100.00%	1,092,187	100.00%

The percentage of debt securities classified as available-for-sale and as loans and receivables both increased during the year, while the percentage classified as held-to-maturity securities declined significantly. The percentage of trading and other debt securities at fair value through profit or loss maintained at similar level as prior year. The change in the classification mix of the debt securities portfolio principally related to the re-investment of funds received on the maturity of securities classified as held-to-maturity, into those classified as available-for-sale. Similarly, the Group increased its investment in securities with a shorter tenor, such as PBOC bills and commercial papers denominated in foreign currency. These changes provided the Group with more flexibility in managing its portfolio to achieve higher yields. As a result, the percentage of securities classified as loans and receivable increased.

Debt securities by issuer type

Unit: RMB million

Group	2006 Balance	%	2005 Balance	%	2004 Balance	%	2003 Balance	%
Government bonds and government guaranteed bonds	**817,643**	**43.50%**	794,413	47.58%	590,932	45.12%	430,903	39.43%
Financial institution bonds	**610,738**	**32.50%**	475,878	28.50%	359,503	27.45%	318,744	29.17%
Public sector and quasi government bonds	**263,333**	**14.01%**	263,007	15.75%	274,983	21.00%	275,178	25.18%
Corporate bonds	**187,856**	**9.99%**	136,449	8.17%	84,253	6.43%	67,944	6.22%
Sub-total	**1,879,570**	**100.00%**	1,669,747	100.00%	1,309,671	100.00%	1,092,769	100.00%
Allowance for impairment losses	**(152)**		(156)		(192)		(582)	
Total	**1,879,418**		1,669,591		1,309,479		1,092,187	

Deposits from customers

The Group's deposits from customers totaled RMB4,095.422 billion at the end of 2006,an increase of RMB391.645 billion (10.57%) compared to the prior year-end. Of this increase, corporate and personal deposits increased by RMB180.952 billion and RMB193.235 billion, respectively.

Customer deposits by customer type

The following table sets forth the principal components of the Group's customer deposits by customer type:

Unit: RMB million

Group	2006 Balance	%	2005 Balance	%	2004 Balance	%	2003 Balance	%
Corporate deposits								
— Demand deposit	**979,653**	**23.92%**	836,763	22.59%	776,648	23.24%	679,524	22.38%
— Time deposit less than one year	**514,564**	**12.56%**	486,681	13.14%	373,467	11.17%	312,585	10.30%
— Time deposit over one year	**36,496**	**0.89%**	26,317	0.71%	32,743	0.98%	20,182	0.66%
Sub-total	**1,530,713**	**37.38%**	1,349,761	36.44%	1,182,858	35.39%	1,012,291	33.34%
Personal deposits								
— Demand deposit	**770,583**	**18.82%**	667,957	18.03%	697,028	20.85%	607,904	20.02%
— Time deposit less than one year	**1,302,266**	**31.80%**	1,243,964	33.59%	1,059,284	31.69%	1,066,069	35.11%
— Time deposit over one year	**346,010**	**8.45%**	313,703	8.47%	296,246	8.86%	260,874	8.59%
Sub-total	**2,418,859**	**59.06%**	2,225,624	60.09%	2,052,558	61.41%	1,934,847	63.73%
Securities and margin deposits	**145,850**	**3.56%**	128,392	3.47%	107,061	3.20%	88,818	2.93%
Total	**4,095,422**	**100.00%**	3,703,777	100.00%	3,342,477	100.00%	3,035,956	100.00%

During 2006, the Group continued to proactively manage its liability mix, while maintaining stable growth of deposits. In this regard, the proportion of generally low-interest bearing demand deposits, both corporate and personal, increased by 2.01 percentage points and 1.85 percentage points during the year.

Equity

The Bank substantially increased its capital base in recent years through, among other things, the capital contribution from Huijin at the end of 2003, the sale of equity to strategic investors during 2005, and the IPO in 2006. At the end of 2006, the Group's total shareholders' equity was RMB388.254 billion, representing an increase of RMB154.412 billion (66.03%) over the prior year-end. This increase was comprised of the following significant elements.

(1) On 13 March 2006, the Bank issued about 8.514 billion ordinary shares of par value of RMB1.00 each to National Council for Social Security Fund at a premium. The share premium (net of share issuance costs) of RMB1.481 billion was recognized in the capital reserve;

(2) On 1 June 2006 and 9 June 2006, the Bank issued about 29.404 billion H-shares of par value of RMB1.00 each through a global offering to Hong Kong and overseas investors at a premium. The share premium (net of share issuance costs) of RMB58.128 billion was recognized in the capital reserve;

(3) On 29 June 2006, the Bank issued 6.494 billion A-shares of par value of RMB1.00 each through an initial public offering to the domestic investors at a premium. The share premium (net of share issuance costs) of RMB12.958 billion was recognized in the capital reserve;

(4) In 2006, the Group's profit after tax amounted to RMB41.892 billion.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to our business activities, along with information on the related assets and liabilities, in these three geographic areas are set forth in the following table:

Unit: RMB million

	Chinese mainland		Hong Kong & Macau		Other overseas regions		Eliminations		Group	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Total assets	**4,291,241**	3,803,989	**1,078,863**	966,225	**214,735**	186,982	**(259,566)**	(214,390)	**5,325,273**	4,742,806
Total liabilities	**3,915,907**	3,584,086	**978,465**	871,046	**204,673**	178,853	**(191,586)**	(153,799)	**4,907,459**	4,480,186
Net interest income	**100,910**	82,687	**17,980**	16,027	**1,813**	1,691	**4**	—	**120,707**	100,405
Non-interest income	**6,215**	7,132	**10,483**	7,224	**827**	1,267	**(604)**	—	**16,921**	15,623
Operating and administrative expenses	**(43,139)**	(36,600)	**(9,070)**	(7,287)	**(1,465)**	(1,717)	**60**	—	**(53,614)**	(45,604)
Operating profit	**57,619**	47,627	**19,330**	15,904	**1,143**	1,213	**(540)**	—	**77,552**	64,744
Impairment losses	**(14,923)**	(15,404)	**3,106**	3,869	**230**	550	**—**	—	**(11,587)**	(10,985)
Profit before tax	**42,672**	32,752	**23,395**	20,450	**1,482**	1,938	**(540)**	—	**67,009**	55,140
Income tax	**(16,353)**	(19,409)	**(3,404)**	(2,814)	**(290)**	(320)	**190**	—	**(19,857)**	(22,543)
Minority interests	**(9)**	(5)	**(5,251)**	(5,100)	**—**	—	**—**	—	**(5,260)**	(5,105)
Net profit	**26,310**	13,338	**14,740**	12,536	**1,192**	1,618	**(350)**	—	**41,892**	27,492

The Chinese mainland continues to be the Group's largest geographic business segment. At the end of year 2006, the total assets of this segment (before inter-company eliminations) were RMB4,291.241 billion, an increase of RMB487.252 billion (12.81%) compared to the prior year-end, accounting for 76.84% of the Group's total assets (before inter-company eliminations), an increase of 0.10 percentage points compared to the prior year-end. In 2006, this segment had operating profit (before inter-company eliminations) of RMB57.619 billion, an increase of RMB9.992 billion (20.98%) compared to the prior year-end, accounting for 73.78% of the Group's total operating profit (before inter-company eliminations). Meanwhile, this region realized net profit (before inter-company elimination) of RMB26.31 billion, representing an increase of RMB12.972 billion or 97.26% compared to the prior year-end, accounting for 62.28% of the Group's net profit (before inter-company eliminations). This segment has been increasingly important for the Group as a source of revenue and profit growth. The Group has an extensive domestic branch network, providing traditional retail and corporate banking services. The Group also provides both RMB and foreign currency banking services. With respect to the latter, the Group continues to maintain a distinct advantage over its competitors by virtue of its unique position in the foreign currency business.

The Hong Kong and Macau segment is also an important one for the Group. At the end of 2006, total assets of this segment (before inter-company eliminations) was RMB1,078.863 billion, an increase of RMB112.638 billion (11.66%) compared to the prior year-end, accounting for 19.32% of the Group's total assets (before inter-company eliminations), a decrease of 0.17 percentage points compared to the prior year-end. In 2006, this segment had operating profit (before inter-company eliminations) of RMB19.33 billion, an increase of RMB3.426 billion (21.54%) compared to the prior year, accounting for 24.75% of the Group's operating profit (before inter-company eliminations). Meanwhile, this segment achieved a net profit (before inter-company elimination) of RMB14.74 billion, representing an increase of RMB2.204 billion (17.58%) compared to the prior year, accounting for 34.89% of the group's net profit (before inter-company eliminations). Apart from traditional commercial banking activities, the Group also has subsidiaries operating insurance and investment banking businesses in

this geographic area. These include BOCI Holdings Limited, BOCG Insurance Co., Ltd. and BOC Group Investment Limited. The continued development of these businesses is essential to the successful implementation of the Group's plan to develop a universal banking platform.

The Group has also established a substantial overseas network, with operations in Europe, North America, South America, Africa and other Asia-Pacific regions. At the end of year 2006, the total aggregate assets of these regions (before inter-company eliminations) was RMB214.735 billion, an increase of RMB27.753 billion (14.84%) compared to the prior year-end, accounting for 3.84% of the Group's total assets (before inter-company eliminations). These overseas operations had a operating profit (before inter-company eliminations) of RMB1.143 billion and a net profit (before inter-company eliminations) of RMB1.192, accounting for 1.46% and 2.82% of the Group's operating profit and net profit (before inter-company eliminations) respectively.

Other Financial Information

Reconciliation between PRC GAAP and IFRS Financial Information

	Net assets 31 December		Net profit for the year ended 31 December	
	2006	2005	**2006**	2005
PRC GAAP figures	**388,254**	233,842	**41,892**	27,492
Adjustments for accounting standard differences:				
— Reversal of revaluation surplus and corresponding depreciation(1)	**(7,693)**	(7,999)	**306**	427
— Fair value measurement on investment properties(2)	**3,318**	2,816	**502**	1,695
— Equity securities classified asavailable-for-sale financial assets and measured at fair value(3)	**2,742**	1,775	**—**	—
— Early retirement benefit obligation(4)	**(5,316)**	(5,097)	**(219)**	(2,627)
— Cost method applied on precious metals(5)	**(791)**	(637)	**(154)**	(329)
— RMB500 million start-up fund for Annuity Plan(6)	**—**	—	**—**	(500)
— Deferred tax and above item impact(7)	**1,866**	992	**184**	290
— Minority interests effect and others	**537**	727	**319**	(527)
Sub-total	**(5,337)**	(7,423)	**938**	(1,571)
IFRS figures	**382,917**	226,419	**42,830**	25,921

(1) Reversal of revaluation surplus and corresponding depreciation

Under PRC GAAP, the Bank recorded an asset revaluation adjustment of RMB10,432 million as at 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortised over their remaining useful lives. According to IAS 16 *Property, Plant and Equipment*, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognised under PRC GAAP, should be reversed under IFRS.

(2) Fair value measurement on investment properties

Under PRC GAAP, investment properties as fixed assets are measured at cost after deducting accumulated depreciation and impairment losses. According to IAS 40 *Investment Property*, investment properties are measured at fair value at the balance sheet date by the Group.

(3) Equity securities classified as available-for-sale financial assets and stated at fair value

Under PRC GAAP, equity securities are accounted for at cost less impairment losses. According to IAS 39 *Financial Instruments: Recognition and Measurement*, these securities have been classified as available-for-sale and are stated at fair value.

(4) Early retirement benefit obligation

According to MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement is recognised on a cash basis by the Group. According to IAS 19 *Employee Benefits*, the early retirement benefit at the balance sheet date should be recorded based on the present value of future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

(5) Cost method applied on precious metals

According to accounting practice of PRC banking industry, all precious metals are initially recognised at cost and subsequently re-measured at fair value at the balance sheet date by the Group. According to IAS 2 *Inventories*, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

(6) RMB500 million start-up fund for annuity plan

BOC established an annuity plan to provide supplementary retirement benefits to its domestic current employees. Huijin, the parent company, committed a start-up fund of RMB500 million for the annuity plan in 2005. IFRS requires recording this amount in operating expenses and capital reserve.

(7) Deferred tax and above item impact

Under IFRS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

The difference between PRC GAAP and IFRS in 2006 mainly represents the deferred income tax credited or charged directly to equity under IFRS relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

Reconciliation of Shareholders' equity between CAS 2006 and present PRC GAAP

In February 2006, the MOF issued 39 new Accounting Standards for Enterprises as part of the PRC government's initiative to converge the PRC GAAP with International Financial Reporting Standards. These new standards, which are mandatory for all listed companies and optional for others, are effective for accounting periods commencing on or after 1 January 2007

The Group has adopted the New CAS from 1 January 2007 and has prepared this Reconciliation pursuant to the requirements of the "Notice of Disclosure of Relevant financial information under the New CAS" (Zheng Jian Fa [2006] No. 136) issued by the China Securities Regulatory Commission and the "Accounting Standards for Business Enterprises No. 38 — First-Time Adoption of Accounting Standards for Business Enterprises" which set forth the analysis of the key impacts of the

New CAS to its financial position. The Reconciliation reflects material retrospective adjustments that are required to the Group's shareholders' equity as at 1 January 2007 on the adoption of the New CAS, based on the consolidated financial statements of Group for the year ended 31 December 2006.

The Bank was listed in Hong Kong Stock Exchange in June 2006 and prepares consolidated financial statements for the Bank and its subsidiaries under International Financial Reporting Standards ("IFRS"). In order to minimize the differences between the Group's consolidated financial statements prepared under the IFRS and the New CAS, the Group has adopted the Opinion No. 1 on the implementation of the new CAS issued by the Expert Task Force of the MOF on 1 February 2007 and put through appropriate retrospective adjustments to the shareholders' equity as at 1 January 2007 as permitted under this Expert Task Force opinion, in addition to those allowed under the Accounting Standards for Business Enterprises No. 38 — First-time Adoption of Accounting Standards for Business Enterprises.

Effective 1 January 2007, the Group has adopted the "Accounting Standards for Business Enterprises" issued on 15 February 2006 by the Ministry of Finance ("MOF") hereinafter referred to as (the "New CAS"). The Group will continue to assess the impacts of the adoption of the New CAS on its financial positions, operating results and cash flows. The reconciliation of Group's consolidated shareholders' equity as at 1 January 2007 prepared under the existing applicable standards and that prepared under the New CAS (hereinafter referred to as "the Reconciliation") may be subject to adjustments from further interpretations that might be issued by the MOF and our due consideration of the related implications to the Group's application of these policies. Consequently, the amount of consolidated shareholders' equity as at 1 January 2007 presented in this Reconciliation might be different from that to be disclosed in the Group's consolidated financial statements for the year ending 31 December 2007.

Unit: RMB million

Description	Amount	Note
Consolidated shareholders' equity (under the relevant accounting standards applicable prior to 1 January 2007)	388,254	1
Retrospective Adjustments on adoption of the New CAS:		
Fair value measurement on investment properties	3,318	2
Early retirement benefit obligations	(5,316)	3
Equity securities classified as available-for-sale financial assets and measured at fair value	2,550	4
Cost method applied on precious metals	(791)	5
Deferred tax impact (including those on the above items)	(286)	6
Others	36	
Sub-total	(489)	
Balance of Minority Interest	29,560	7
Consolidated shareholders' equity (under the New CAS)	417,325	

Notes to the reconciliation:

1 This amount of shareholders' equity as presented in the Reconciliation is extracted from the Group's consolidated financial statements for the year ended 31 December 2006 prepared in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other relevant accounting regulations as applicable to the Group for the said period ("former PRC GAAP"). The above financial statements for the year ended 31 December 2006 were audited by PwC and "Report of Auditors" (PwC ZT SZ [2007] No. 10826) and an unqualified opinion was issued on 22 March 2007.

2 Under the former PRC GAAP, investment properties were treated as fixed assets and were measured at cost less accumulated depreciation and impairment losses. In accordance with the New CAS, Accounting Standards for Business Enterprises No. 3 — *Investment Property*, investment properties are measured at fair value at the balance sheet date.

3 According to the MOF requirement, the early retirement benefit expenditures during the early retirement period (from early retirement date to legal retirement date) to those employees who accepted an early retirement arrangement was recognized on a cash basis by the Group. According to the New CAS, Accounting Standards for Business Enterprises No. 9 — *Employee Benefits*, early retirement benefits at the balance sheet date should be recorded based on the present value of future payment obligation after adjusting for actuarial gain or loss and past servicing cost.

4 Under the former PRC GAAP, equity securities were accounted for at cost less allowance for impairment losses. According to the New CAS, Accounting Standards for Business Enterprises No. 22 — *Financial Instruments: Recognition and Measurement*, these securities are classified as available-for-sale and stated at fair value.

5 According to accounting practice of PRC banking industry, all precious metals were initially recognized at cost and subsequently re-measured at fair value at the balance sheet date. According to the New CAS, Accounting Standards for Business Enterprises No. 2 — *Inventories*, precious metals that are not related to the Group's precious metals trading activities are carried at cost.

6 Under the New CAS, deferred income tax is provided using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Under the former PRC GAAP, deferred income tax is provided using the liability method, on timing differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

The difference between the New CAS and former PRC GAAP mainly represents the deferred income tax credited or charged directly to equity under the New Accounting Standards relating to the fair value re-measurement of available-for-sale investments charged or credited directly to equity.

This item also includes the deferred tax impact related to the aforesaid retrospective adjustments.

7 Minority interest balance is included as part of the shareholders' equity under the new CAS. Under the former PRC GAAP, minority interest was presented outside of the shareholders' equity.

The above financial statements for the year ended 31 December 2006 were reviewed by PwC and an unqualified reviewed opinion was issued on 22 March 2007.

Disclosure of Other Related Data Required by Regulation

Based on the "Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public (No. 2) — Contents and Formats of Annual Report (Revision 2005) "(zhengjiangongsizi [2005] No. 141) promulgated by China Securities Regulatory Commission

Primary Financial Items

Unit: RMB million

	2006	2005	**Increase/ decrease**	2004
Operating income	**242,192**	190,894	51,298	155,446
Profit before income tax	**67,009**	55,140	11,869	34,576
Net profit	**41,892**	27,492	14,400	20,932
Net profit after deducting the non-routine items	**39,822**	26,174	13,648	20,310
Net cash flow from operating activities	**27,908**	13,883	14,280	(100,738)

	End of 2006	End of 2005	**Increase/ decrease** (%)	End of 2004
Total assets	**5,325,273**	4,742,806	12.28%	4,270,443
Shareholder's equity (excluding minority interests)	**388,254**	233,842	66.03%	205,351

Operating income = Interest income + Fee and commission income + Net trading (losses)/gains + Investment gains/(losses) + Other operating income

Primary Financial Indicators

	2006	2005	**Increase/ decrease** (%)	2004
Earnings per share (RMB)	**0.17**	0.13	0.04	0.11
Return on equity (%)	**10.79**	11.76	–0.97	10.19
Net profit (RMB million)	**41,892**	27,492	14,400	20,932
Return on equity (%) based on net profit after deducting the non-routine items	**10.26**	11.19	–0.93	9.89
Net cash flow from operating activities per share (RMB)	**0.11**	0.07	0.04	–0.54

	End of 2006	End of 2005	**Increase/ decrease** (%)	End of 2004
Net assets per share (RMB)	**1.53**	1.12	36.61	1.10
Adjusted net assets per share (RMB)	**1.52**	1.11	36.94	1.09

Note: Earnings per share is diluted figure;

Note: Return on equity is diluted figure;

Note: Return on equity based on net profit after deducting the non-routine items is diluted figure;

Note: The total shares as at end of years are applied to the calculation of net cash flow from operating activities per share, net assets per share and adjusted net assets per share.

Based on the "Preparation Conventions of Information Disclosure by Companies Offering Securities to the Public No. 9 — the Calculation and Disclosure of Return on Net Assets and Earnings Per Share" (zhengjianfa [2001] No. 11) promulgated by China Securities Regulatory Commission

Item	**Profit for period reported** *(RMB million)*	**Return on equity** *(%)* **Diluted**	**Weighted average**	**Earnings per share** *(RMB)* **Diluted**	**Weighted average**
Profit from principal operations	77,552	19.97%	24.28%	0.31	0.33
Operating profit	77,552	19.97%	24.28%	0.31	0.33
Net profit	41,892	10.79%	13.11%	0.17	0.18
Net profit after deducting the non-routine items	39,822	10.26%	12.46%	0.16	0.17

6.2 Business Review

With an international network in 27 countries and regions, Bank of China's business scope encompasses three main business lines: commercial banking, investment banking and insurance. It has established correspondent banking relationships with 1,500 banks having a total of 47,000 branches worldwide. Through its global network and comprehensive range of services, the Bank has maintained a competitive advantage in the domestic banking market.

The following table sets forth our operating profit attributable to each of our principal lines of business for the periods indicated:

Unit: RMB million/except percentages

	2006		2005		2004	
	Amount	**Proportion**	Amount	Proportion	Amount	Proportion
Commercial banking	**73,649**	**94.97%**	63,219	97.64%	56,243	97.24%
Investment banking	**1,301**	**1.68%**	321	0.50%	324	0.56%
Insurance	**539**	**0.70%**	291	0.45%	302	0.52%
Others	**1,418**	**1.83%**	(21)	−0.03%	972	1.68%
Offset	**645**	**0.82%**	934	1.44%	—	0.00%
Total	**77,552**	**100.00%**	64,744	100.00%	57,841	100.00%

6.2.1 *Commercial Banking Business*

Our commercial banking business comprises of three major lines of business: corporate banking business, personal banking business and treasury operations, which are the traditional business of the bank.

The following table sets forth the operating profit of major commercial banks for the periods indicated:

Unit: RMB million/except percentages

	2006		2005		**2006 compared with 2005**	
	Amount	**Proportion**	Amount	Proportion	**Growth Volume**	**Growth Ratio**
Corporate banking business	**43,313**	**58.81%**	41,248	65.25%	2,065	5.00%
Personal banking business	**17,694**	**24.02%**	12,493	19.76%	5,201	41.63%
Treasury operations	**12,642**	**17.17%**	9,478	14.99%	3,164	33.38%
Total	**73,649**	**100.00%**	63,219	100.00%	10,430	16.50%

6.2.1.1 *Corporate Banking Business*

At the end of 2006, the pre-tax profit (before inter-company eliminations) of corporate banking was RMB32.3 billion, an increase of 11.6% from the prior year-end. The pre-tax average ROA reached 1.87%.

Unit: RMB million

			2006 compared with 2005	
	2006	2005	**Growth Volume**	**Growth Ratio**
Net interest income	**55,416**	51,124	4,292	8.40%
Non-interest income	**10,742**	9,604	1,138	11.85%
Operating and administrative expenses	**–19,695**	–16,468	–3,227	19.60%
Impairment (losses) / write-back	**–11,166**	–12,529	1,363	–10.88%
Operating profit	**43,313**	41,248	2,065	5.01%
Profit before tax	**32,298**	28,941	3,357	11.60%
Segment assets	**1,797,363**	1,658,718	138,645	8.36%

6.2.1.2 *Personal Banking Business*

As of the end of 2006,the pre-tax profits (before inter-company eliminations) of personal banking business was RMB17.35 billion, an year-on-year increase of 20.98% with the pre-tax ROA of 2.7%.

Unit: RMB million

			2006 compared with 2005	
	2006	2005	**Growth Volume**	**Growth Ratio**
Net profit income	**36,142**	31,877	4,265	13.38%
Non-profit income	**8,702**	5,860	2,842	48.50%
Operating and administrative expenses	**–26,188**	–24,330	–1,858	7.64%
Impairment losses/write-back	**–569**	1,434	–2,003	–139.68%
Operating profit	**17,694**	12,493	5,201	41.63%
Total profit	**17,345**	14,337	3,008	20.98%
Segment assets	**687,592**	603,891	83,701	13.86%

6.2.1.3 *Financial Markets Business*

In the year of 2006, the overall pre-tax profit (before inter-company eliminations) of the treasury operation increased to RMB12.8 billion for the Group, an increase of 32.5% compared with the year of 2005, pre-tax average ROA reached 0.5%.

Unit: RMB million

			2006 compared with 2005	
	2006	2005	**Growth Volume**	**Growth Ratio**
Net interest income	**29,861**	18,055	11,806	65.39%
Non-interest income	**–8,531**	–2,296	–6,235	271.56%
Business and Management Expense	**–6,398**	–4,583	–1,815	39.60%
Impairment (Loss)/write-back	**9**	–5	14	–280%
Operating profit	**12,642**	9,478	3,164	33.38%
Total profit	**12,774**	9,642	3,132	32.48%
Segment assets	**2,727,735**	2,399,377	328,358	13.69%

6.2.1.4 *Operations of BOCHK*

The Group conducts commercial banking business in Hong Kong through its subsidiary Bank of China (Hong Kong) Limited ("BOCHK"). As a bank licensed in Hong Kong and with 65.87% of its shares owned by the Group, BOCHK is the Group's most significant overseas operation entity in terms of assets and profit contributions. As of 31 December 2006, according to the statistics issued by Hong Kong Monetary Authority, BOCHK's total asset reached RMB922.77 billion. In 2006, BOCHK achieved net profit of RMB9.115 billion (less minority interest). BOCHK (Holdings) Limited, which was directly controlled by BOCHK, was listed on the Hong Kong Exchange Stock main board since July 2002.

Capitalising on the vibrant economic growth and buoyant financial markets, in the year of 2006, BOCHK delivered the highest operating profit before loan impairment allowances and profit attributable to shareholders since its restructuring in 2001 disregard of the factor of foreign exchange rate. Net interest income and net interest margin increased substantially. Non-interest income registered steady growth, with outstanding performance in both the investment and insurance business.

Attribution of BOCHK to the Group's net profit

Unit: million RMB/(except %)

	31 Dec. 2006	31 Dec. 2005	**Growth Volume/Ratio**
Net profit	**9,115**	8,803	312
Proportion to the Group's net profit	**21.76%**	32.02%	–10.26%

Note: net profit after minority interests

In 2006, BOCHK actively developed its deposit business while controlling funding cost. To meet the various demands of customers, BOCHK introduced product promotion to target segments, resulting in an increase in low-interest and interest-free deposits, as well as a more optimized deposit portfolio. With the emphasis on risk management and efficiency enhancement, BOCHK set up operation models for SMEs development, streamlined the business flow and improved customer service efficiency, and

launched a series of competitive and diversified products in the year, which doubled SMEs loan balance. BOCHK remained as the leader in the loan syndication markets of mainland, Hong Kong and Macau, with a market share of 9.3%.

6.2.1.5 *Risk Mangement*

Risk management framework

The Risk Management framework of BOC is mainly composed of Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee, Asset-Liability Management Committee and Asset Disposal Committee under the senior management, Risk Management Department, Credit Administration Department, Asset & Liability Department and Law & Compliance Department. The Head Office manages the risks in branches through the vertical management model, the risk in business departments through windows management model, and monitors and controls the risks in subsidiaries by appointing certain members of the boards of directors or risk management committees of the subsidiaries.

Loan concentration by borrower

We emphasize on the risk control of borrower concentration. We are currently in compliance with regulatory requirements on borrower concentration.

Main regulatory ratios	**Criteria**	**Dec. 31, 2006**	Dec. 31, 2005	Dec. 31, 2004
Proportion of outstanding loans of largest single borrowers (%)	≤10	**2.2**	4.7	3.4
Top ten customers ratio (%)	≤50	**15.7**	25.6	25.4

Note: Proportion of outstanding loans of largest single borrowers = Total outstanding loans to the largest single borrowers/net regulatory capital

Top ten customers ratio = Total outstanding loans to the top ten customers/net regulatory capital

Loan Quality

As at the end of 2006, the outstanding special-mention loan was RMB198.15 billion, a drop of RMB85.9 billion compared with the end of last year, and accounted for 8.15% of the total loan portfolio with a 4.56 percentage points down from the end of last year.

Five-category loan classification of loans of the Group

Unit: RMB million/except percentages

	31 Dec. 2006		31 Dec. 2005		31 Dec. 2004		31 Dec. 2003	
	Balance	**Proportion**	Balance	Proportion	Balance	Proportion	Balance	Proportion
Pass	**2,135,441**	**87.81%**	1,847,772	82.67%	1,611,936	75.10%	1,491,281	69.12%
Special-mention	**198,145**	**8.15%**	284,048	12.71%	424,606	19.78%	314,968	14.60%
Substandard	**39,390**	**1.62%**	45,573	2.04%	61,289	2.86%	63,088	2.92%
Doubtful	**44,100**	**1.81%**	44,550	1.99%	32,931	1.53%	116,032	5.38%
Loss	**14,730**	**0.61%**	13,103	0.59%	15,700	0.73%	172,104	7.98%
Total	**2,431,806**	**100.00%**	2,235,046	100.00%	2,146,462	100.00%	2,157,473	100.00%
NPL	**98,220**	**4.04%**	103,226	4.62%	109,920	5.12%	351,224	16.28%

Five-category loan classification of domestic loans

Unit: RMB million/except percentages

	31 Dec. 2006		31 Dec. 2005		31 Dec. 2004		31 Dec. 2003	
	Balance	**Proportion**	Balance	Proportion	Balance	Proportion	Balance	Proportion
Pass	**1,703,695**	**85.69%**	1,430,210	79.46%	1,227,414	70.77%	1,142,995	65.44%
Special-mention	**188,604**	**9.49%**	271,504	15.08%	408,571	23.56%	284,400	16.28%
Substandard	**38,517**	**1.94%**	44,056	2.45%	57,656	3.32%	56,160	3.21%
Doubtful	**43,119**	**2.17%**	42,852	2.38%	29,787	1.72%	110,159	6.31%
Loss	**14,186**	**0.71%**	11,301	0.63%	10,874	0.63%	152,930	8.76%
Total	**1,988,121**	**100.00%**	1,799,923	100.00%	1,734,302	100.00%	1,746,644	100.00%
NPL	**95,822**	**4.82%**	98,209	5.46%	98,317	5.67%	319,249	18.28%

Provision for Impairment Losses on Loans

The Bank assesses impairment losses timely and sufficiently in accordance with prudent and actual principles. Provision for impairment losses on loans consists of two components, individually assessed provision and collectively assessed provision.

Market Risk Management

Market Risk Management of the Trading Book The Bank is using one day time horizon and 95% confidence to calculate the VaR for the domestic trading book. The chart below shows the VaR of the domestic foreign exchange (not including investment book or banking book) trading book as of 31December 2006 and 2005:

Unit: RMB million

	As of 31 Dec. 2006				As of 31 Dec. 2005			
	Period end	**Average**	**High**	**Low**	Period end	Average	High	Low
Interest rate risk	**1.79**	**2.71**	**16.25**	**0.54**	4.77	3.27	11.94	0.20
Risk of foreign exchange rate	**0.81**	**2.99**	**14.12**	**0.39**	12.84	2.70	18.69	0.34
Fluctuation risk	**0.13**	**0.79**	**6.19**	**0.07**	0.36	0.80	2.54	0.04
Total volume of market risk	**2.07**	**5.64**	**19.15**	**0.86**	15.06	5.10	18.86	0.69

Market Risk Management for the Banking Book Primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches between the maturities or re-pricing periods of the assets and liabilities of our banking book. We assess the interest rate risk of the banking book primarily through gap analysis. Gap analysis measures the difference between the amount of interest-bearing assets and interest-bearing liabilities that mature or must be re-priced within certain periods. We also use the data generated by the gap analysis to perform sensitivity analysis and stress testing, which provide us with guidance in adjusting the re-pricing period structure of the interest-bearing assets and interest-bearing liabilities. Meanwhile, we closely follow the local and foreign currency interest rate trend and adjust the interest rates of local and foreign currency deposits and loans in a timely manner to avoid the interest rate risk.

Market Risk Management of the Investment Book Senior Management reviews and approves the investment guideline of the investment book annually based on the Market Risk Management Policy and the Market Risk Limit approved by the Board (RPC). The investment guideline covers the market risk limit, the size of the investment portfolios, authorized products, duration, issue concentration limit and the minimum rating requirement, etc. business departments should strictly comply with the investment guideline, and will be monitored and examined by the independent risk management team. The Bank has been improving its risk management ability continuously. We manage market risk of investment book mainly through monitoring VaR and PVBP and stress testing of investment portfolio currently.

Risk of Exchange Rate The Bank's management of exchange rate risk covers non-trading accounts and trading accounts. Non-trading exchange rate risk mainly arises from asset-liability currency mismatch, foreign exchange capital, foreign currency profit and loss, and investment in overseas subsidiaries. The Bank seeks to reduce the foreign exchange rate risk by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we also manage and control exchange risk through settlement or hedging transaction. Trading exchange rate risk mainly comes from the foreign exchange transaction the Bank is engaged in. The Bank tries to control the foreign exchange position within the limit required according to its risk tolerance and operating capability.

Liquidity Risk In 2006, the bank's liquidity is sufficient in general with staggered deficient. In this situation, we constantly improved our liquidity management ability, proactively managed our bank's liability structure, shortened the duration of bonds investment portfolio. We managed to maintain the proper liquidity level to meet the normal business needs.

Regulatory indicators on liquidity At the end of 2006, all indicators related to the Bank's liquidity conditions met regulatory requirements as table below: (liquidity ratio is the indicator of the group; loan/deposit ratio and the excess reserve ratio are the indicators of mainland China)

Main regulatory ratios		**Regulatory standard**	**31 Dec. 2006**	31 Dec. 2005	31 Dec. 2004
Liquidity ratio (%)	RMB	≥25	**37.7**	48.9	35.3
	Foreign Currency	≥25	**64.1**	87.4	78.6
Loan/deposit ratio (%)	RMB	≥75	**57.6**	51.7	59.6
	Foreign Currency	≤85	**70.1**	70.4	67.9
Excess reserve ratio (%)	RMB		**2.8**	3.0	3.7
	Foreign Currency		**25.8**	16.9	13.4

Note: Liquidity ratio = current assets/current liabilities; Liquidity ratio is calculated in accordance with the relevant provisions of the People's Bank of China and China Banking Regulatory Commission, and the financial data are based on the Accounting Standard for Business Enterprises and the Accounting Systems for Financial Institutions.

Loan-to-deposit ratio = outstanding loans/outstanding deposits

Excess reserve ratio for RMB = (reserve excess the legal standard + cash)/(balance of deposits + remittance payables)

Excess reserve ratio for foreign currency = (reserve excess the legal standard + cash + due from banks + due from overseas sub-branches and subsidiaries)/balance of deposits.

Capital Management The group calculates and discloses CAR level in line with Regulation Governing Capital Adequacy of Commercial Banks, promulgated by CBRC on 23 February 2004 (CBRC Order Issuance No. [2004]2). Since 2005, the group calculates market risk capital in accordance with the Notice of CBRC General Office on Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks (Yinjianfa No. [2004]374). In 2006, the group's CAR level has risen significantly. One major reason is the increase in the group's core capital due to BOC's IPOs on Hong Kong and Shanghai Markets. Another reason is that the group's foreign

exchange exposure has shrunk substantially, and hence market risk capital requirement decreased. By the end of 2006, the group's CAR level is 13.59%, up 3.17 percentage points from the year end before last; core CAR level is 11.44%, up 3.36 percentage points.

Capital Management in the Future We'll streamline the process of capital management timely and continuously so as to enhance its positive role in banking management. In order to strengthen our capital base and provide which as support for sustainable growth of our business, we will stick with effective capital adequacy ratio management, capital funding management and economic capital allocation.

Funding Transfer Pricing Funds Transfer refers to all forms of internal fund trading among entities (including the Head Office, domestic and overseas branches and subsidiaries) within the Bank. In 2005, the Bank adopted the concept and principle for management by Funds Transfer Pricing (FTP) and started to explore the use of FTP as a means to optimize resources allocation, reduce operating cost and increase returns.

6.2.1.6 *Organizational Information, Human resources Management and Development*

As of 31 December 2006, the Bank had 11,241 domestic and overseas branches and outlets, a reduction of 405 from the beginning of 2006. There were 37 tier one branches, 283 tier two branches and 10,277 outlets in domestic operation, and 643 branches, subsidiaries and representative offices in overseas operation.

As the end of December 2006, the Bank had 232, 632 employees[1] (including 40,620 dispatch contractors working in domestic institutions), of which 20,204 were local staff of overseas branches and subsidiaries. In 2006, there were 7,278 retirees whose expense should be borne by the Bank.

[1] The number is calculated according to the new 38 accounting standard issued by MOF in 2006

6.3 Outlook

6.3.1 *Corporate banking business*

In the year 2007, the Bank will continue to improve its service for customers. Some major measures include: improve the service model for key customers; optimize business procedures of corporate banking; strengthen coordination and cross-selling among the Head Office and the branches, both domestic and in overseas markets, and across different business lines; encourage product innovation; improve service model for small business. These efforts will help the Bank lay down a sound foundation for future sustainable growth.

6.3.2 *Personal banking business*

In 2007, the Bank will base the personal banking business on a client-oriented tenet, striving to improve business operations, perfect service model, optimize business process, develop and cultivate stronger relationships with affluent customers, strengthen cross-selling and internal coordination, promote products innovation, strengthen marketing and increase the core competitiveness of services delivered by the outlets. The Bank will accelerate the innovation of personal finance for quicker development and expansion of the personal banking business and wealth management through deepening the cooperation with the overseas strategic investors on product, service and human resources. The human resource strategic plan for personal banking business will be drawn up to accelerate the forming of specialized teams and lay a solid foundation for sustainable development.

6.3.3 *Financial markets business*

In the year of 2007, the macro economic environment and regulatory policies are expected to provide ample room for development, while posing new challenges to the Bank's financial market businesses. It expects to face more market competition due to foreign banks' advantages in technology, experience and marketing measures. The Bank shall further expand its financial market business,

taking business opportunities in the RMB derivatives market, strengthen in local and foreign currencies investment asset portfolio management, sufficiently take advantage of the cooperation with strategic investors, follow the development trend of international banks and its comparative competition advantages, so as to maintain the leading position in competition with other banks.

6.3.4 *BOCHK*

In terms of strategic business development, BOCHK will continue to grow its market share in traditional segments like corporate banking and retail banking. It will also further strengthen and expand its business platform, enhance product innovation and manufacturing capabilities, and ride on the synergy effect through collaboration with BOC to create sustainable satisfactory returns on equity and to maximize value for shareholders.

§7 SIGNIFICANT EVENTS

7.1 Material Litigation and Arbitration

During the report period and except as disclosed herein, there was no material litigation and arbitration that might have significant adverse impact on the operation of the Bank.

The Bank has been involved in certain litigation and arbitration cases in the ordinary course of businesses. After consulting professional legal firms, the Management considers that these litigation and arbitration cases will not have significant adverse impacts on the operation of the Bank.

7.2 Purchase and Sale, Acquisition of Asset

On 15 December 2006, the Bank completed its first post IPO overseas acquisition with the purchase of Singapore Aircraft Leasing Enterprise (SALE) for USD965 million after several rounds of international competitive biddings.

The selling shareholders are Singapore Airlines Limited (56.67%[1] held by Temasek Holdings (Private) Limited.) (35.5%), WestLB AG (35.5%), Apfarge Investment Pte. Ltd. (an investment vehicle of Singapore government's Special Investments Pte. Ltd.) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

On 31 December 2005, Temasek Holdings (Private) Limited indirectly held 5% shares of the Bank via its wholly owned subsidiary, AFH. Its shareholding proportion declined to 4.805% after the NCSSF completed its investment in the Bank on 13 March 2006. According to the register maintained by the Bank pursuant to Section 336 of the SFO, the shares held by Temasek in the Bank accounted for 4.65% of the Bank's total issued share capital on 31 December 2006. According to the opinions of the Bank's domestic and overseas legal advisors, the transaction did not constitute a connected transaction of the Bank.

SALE has been profitable since its establishment in 1993. After-tax profit reached USD4.7 million, USD5.2 million and USD34.7 million respectively in 2004–2006. It is a leading Asia-based aircraft leasing company, with a fleet of modern Airbus and Boeing aircraft with almost 27 airlines in 20 countries worldwide. The acquisition price represents 1.8 times of SALE's book value in September 2006, determined after taking into account its competitive aircraft order and purchase price and its management teams and international platform being well recognized by the market.

[1] As of 30 May 2006, the share volume held by Temasek Holdings (Private) Limited. in Singapore Airlines Limited derives from the 05/06 Annual report of Singapore Airlines Limited.

7.3 Related Party Transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. The Group is subject to the control of the State Council of the PRC government through Huijin.

7.3.1 ***Transactions with Huijin***

(i) *Foreign Currency Option Agreement*

In 2005, the Bank entered into a foreign currency option agreement with Huijin to reduce its foreign currency exposure and as at 31 December 2006 and 2005, the outstanding notional amount of the foreign currency option agreement was USD18 billion.

(ii) On 15 May 2006, a dividend of RMB1,375 million, relating to the year ended 31 December 2005, was paid to Huijin, in accordance with the approval by the equity holders at a post-adjournment session of the Annual General Meeting on 30 April 2006.

(iii) In accordance with the resolution of the seventh Extraordinary Meeting of the Shareholder in 2005, Huijin agreed to the appropriation of RMB500 million of distributed dividends in 2004, as start-up funding for the Bank's new annuity plan.

(iv) *Deposit*

	2006	2005
At 1 January	**38,869**	—
Deposits received during the year	**288,128**	42,972
Deposits repaid and other changes during the year	**(304,937)**	(4,103)
At 31 December	**22,060**	38,869

The Deposits from Huijin are under commercial terms and at market rates.

7.3.2 ***Transactions with other companies controlled by Huijin***

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these entities in the normal course of its business under commercial terms and at market rates. These include trading assets, investment securities and money market transactions.

The volume of such transactions for the years ended 31 December 2006 and 2005 and the outstanding balances with these companies as of 31 December 2006 and 2005 are as follows:

(i) *Trading assets and investment securities*

	Year ended 31 December	
	2006	2005
Purchases during the year	**1,207**	1,499
Redemptions/sales during the year	**1,804**	1,218

	2006	2005
Outstanding balance at 1 January	**2,400**	2,183
Outstanding balance at 31 December	**1,762**	2,400

(ii) *Due from banks*

	Year ended 31 December	
	2006	2005
Outstanding balance at 1 January	**88**	94
Outstanding balance at 31 December	**121**	88

(iii) *Placements with banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Outstanding balance at 1 January	**2,318**	3,537
Outstanding balance at 31 December	**1,662**	2,318

(iv) *Due to banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Outstanding balance at 1 January	**2,076**	1,895
Outstanding balance at 31 December	**1,971**	2,076

(v) *Placements from banks and other financial institutions*

	Year ended 31 December	
	2006	2005
Outstanding balance at 1 January	**243**	—
Outstanding balance at 31 December	**106**	243

7.3.3 ***Transactions with shareholders holding 5% or more ordinary shares***

As at 31 December 2006, in addition to Huijin, the shareholder holding 5% or more ordinary shares of the Bank is RBS China Investments S.à.r.l.. The Bank has no significant transactions with this shareholder in 2006 and has no material balances with this shareholder as at 31 December 2006.

7.3.4 ***Transactions with associates/joint venture***

The Group enters into banking transactions with associates and joint ventures in the normal course of business under commercial terms and at market rates. These include loans and advances, deposit taking and such other normal banking businesses. The outstanding balances with associates and joint ventures and related allowance for impairment losses as of the respective year end dates, and the volume of transactions for the years ended 31 December 2006 and 2005 are stated below. The related interest income and expense amounts are not considered significant.

(i) *Loans and advances*

	2006	2005
Outstanding balance as at 1 January	**7,240**	1,246
Granted during the year	**381**	8,128
Repaid during the year	**(6,616)**	(989)
Written off and other changes during the year	**(191)**	(1,145)
Outstanding balance as at 31 December	**814**	7,240
Allowance for impairment losses	**(18)**	(119)

(ii) *Deposits*

	2006	2005
Outstanding balance as at 1 January	**856**	1,227
Received during the year	**6,498**	3,879
Repaid and other changes during the year	**(4,065)**	(4,250)
Outstanding balance as at 31 December	**3,289**	856

(iii) *Debt securities issued by associates*

	2006	2005
Outstanding balance as at 1 January	**188**	—
Purchases during the year	—	1,307
Redemption/sales during the year	**(188)**	(1,123)
Fair value changes and others	**—**	4
Outstanding balance as at 1 December	**—**	188

7.4 Major Contracts and the Performance thereof

During the report period and except as disclosed, the Bank did not take custody of or sub-contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements. No material cash assets of the Bank were entrusted to others for management.

The guarantee business is one of our off-balance items in the ordinary course of our business. We carry out guarantee business in a prudent manner, and adopt credit risk management approach. During the report period, the Bank or (to the Bank's best knowledge) shareholders holding 5% or more shares in the Bank have not made undertakings that might have significant adverse impact on the operational results and financial position of the Bank.

7.5 Combination of Enterprise Income tax and Income tax on Foreign Invested Enterprises and Foreign Enterprises

On 16 March 2007, the National People's Congress enacted the new PRC Enterprise Income Tax Law. The enterprise income tax rate the Bank applied to will decline from 33% to 25% taking effect from 2008. The Bank will benefit from the reduction of tax rate prospectively from 2008. Meanwhile, the Bank will adjust the deferred income taxes according to the new tax rate.

§8 OTHER INFORMATION

8.1 Purchase, Sale or Redemption of the Bank's Shares

The Bank issued 8,514,415,652 ordinary shares to NCSSF on 13 March 2006.

The Bank issued 25,568,590,000 H shares in the initial public offering and was listed on the Hong Kong Stock Exchange on 1 June 2006. 3,835,288,000 H shares were further issued pursuant to the exercise of over allotment option on 9 June 2006.

The Bank issued 6,493,506,000 A shares on 29 June 2006, and the Bank was listed on the Shanghai Stock Exchange on 5 July 2006.

As at 31 December 2006, 50 million of the Bank were held as treasury shares.

8.2 Compliance with the Code on Corporate Governance Practices

The Bank has adopted incremental measures to enable it to observe the Code on Corporate Governance Practices ("the Code") in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). The Bank has complied with the code provisions, and has substantially complied with the recommended best practices set out in the Code.

8.3 Securities Transactions by Directors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules to govern securities transactions by Directors and Supervisors. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the said Model Code throughout the year in 2006.

8.4 Final Dividend

The Board has recommended a final dividend of RMB0.04 per share, amounting to approximately RMB10.154 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 14 June 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share Register of Members; the record date to determine H Share and A Share shareholders' entitlement to the final dividend) for each of A Share and H Share will be announced after the Annual General Meeting separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Share shareholders will be paid in RMB and dividend for H Share shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the People's Bank of China for such conversion.

8.5 Annual General Meeting of Shareholders and Closure of Register of H Share Shareholders

The Annual General Meeting of the Bank will be held at 3:00 p.m. on Thursday, 14 June 2007 at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Hai Dian District, Beijing, China. The H share Register of Members of the Bank will be closed, for the purpose of determining H share shareholders' entitlement to attend the Annual General Meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007.

There is no book closure period for A share Register of Members. A notice of Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

8.6 Publication for Results Annoucement and Annual report

This results announcement is published on the websites of the Shanghai Stock Exchange at www.sse.com.cn and the Bank at www.boc.cn. The 2006 Annual report (non printed version) prepared under the International Financial Reporting Standards ("IFRS") is also available on the website of the Bank at www.boc.cn. The 2006 Annual Report (printed version) prepared under IFRS will be available at the Stock Exchange of Hong Kong Limited and the Bank's websites in late April 2007 and will be delivered to H Share shareholders of the Bank in late April 2007. The Annual Report prepared in accordance with PRC GAAP and the announcement will also be available at the same time on the websites of Shanghai Stock Exchange at www.sse.com.cn and the Bank at www.boc.cn.

8.7 Review of 2006 Annual Result

The Audit Committee has reviewed the Annual Report of the Bank. The Bank's external auditors, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited has audited 2006 financial statements of the Bank prepared in accordance with PRC GAAP and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS, and has issued unqualified audit reports. The Audit Committee has discussed matters such as accounting standards and practices adopted in the financial statements, internal control and the financial statements.

(Amount in millions of Renminbi, unless otherwise stated.)

9.1 Consolidated and Company Balance Sheet, Consolidated Income Statements, Consolidated Statement of Changes in Shareholders' Equity, and Consolidated Cash Flow Statements

9.1.1 *Balance Sheet*

	Bank of China Group		Bank of China Limited	
Assets	**31 December 2006**	31 December 2005	**31 December 2006**	31 December 2005
Cash	**31,110**	28,644	**27,632**	25,144
Precious metals	**42,873**	30,314	**41,332**	28,577
Due from central banks	**379,631**	316,941	**354,881**	284,373
Government certificates of indebtedness for bank notes issued	**36,626**	35,586	**1,713**	1,641
Trading and other debt securities at fair value through profit or loss	**110,634**	107,271	**76,581**	82,082
Derivative financial instruments	**24,837**	16,808	**16,363**	11,329
Due from and placements with banks and other financial institutions	**407,840**	344,537	**313,212**	256,786
Debt securities	**1,768,784**	1,562,320	**1,452,030**	1,297,990
Loans and advances to customers	**2,431,806**	2,235,046	**2,064,614**	1,868,105
Less: Allowance for impairment losses	**(94,293)**	(83,153)	**(92,962)**	(79,581)
Interest receivable	**24,306**	20,408	**20,035**	16,107
Equity investments	**18,280**	15,393	**70,969**	66,951
Fixed assets	**91,808**	72,978	**52,650**	53,392
Construction in progress	**6,585**	3,342	**4,630**	3,331
Deferred income tax assets	**17,605**	17,561	**17,492**	17,428
Other assets	**26,841**	18,810	**9,801**	10,384
Total assets	**5,325,273**	4,742,806	**4,430,973**	3,944,039
Liabilities				
Due to central banks	**42,374**	30,055	**42,349**	30,030
Bank notes in circulation	**36,823**	35,731	**1,909**	1,786
Derivative financial instruments and liabilities at fair value through profit or loss	**113,048**	91,174	**91,084**	76,323
Due to and placements from banks and other financial institutions	**321,381**	345,233	**309,667**	343,574
Deposits from customers	**4,095,422**	3,703,777	**3,359,870**	3,009,187
Interest payable	**33,834**	27,024	**31,747**	25,291
Other borrowings	**63,398**	52,164	**46,006**	52,164
Bonds issued	**60,173**	60,179	**60,173**	60,179
Deferred income tax liabilities	**1,104**	184	**30**	22
Other liabilities	**139,902**	134,665	**99,668**	111,641
Total liabilities	**4,907,459**	4,480,186	**4,042,503**	3,710,197
Minority interests	**29,560**	28,778	**—**	—

	Bank of China Group		Bank of China Limited	
Assets	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Shareholders' equity				
Share capital	253,839	209,427	253,839	209,427
Capital reserve	76,549	3,978	75,889	3,978
Surplus reserve	10,380	5,987	10,380	5,987
General reserve and regulatory reserve	13,934	5,109	13,934	5,109
Undistributed profits	39,884	12,585	40,528	12,585
Reserve for fair value changes of available-for-sale securities	(2,439)	(1,380)	(2,439)	(1,380)
Currency translation differences	(3,677)	(1,864)	(3,661)	(1,864)
Treasury shares	(216)	—	—	—
Total Shareholders' equity	388,254	233,842	388,470	233,842
Total liabilities and Shareholders' equity	5,325,273	4,742,806	4,430,973	3,944,039

9.1.2 *Income Statements*

	Bank of China Group		Bank of China Limited	
	2006	2005	**2006**	2005
Interest income	**214,670**	167,345	**172,997**	138,739
Interest expense	**(93,963)**	(66,940)	**(69,419)**	(53,500)
Net interest income	**120,707**	100,405	**103,578**	85,239
Net fee and commission income	**14,323**	9,247	**9,760**	6,220
Net trading (losses)/gains	**(3,779)**	4,482	**(3,792)**	2,642
Investment gains/(losses)	**3,831**	(248)	**12,899**	10,167
Other operating income, net	**2,546**	2,142	**1,868**	692
	137,628	116,028	**124,313**	104,960
Operating and administrative expenses	**(53,614)**	(45,604)	**(44,923)**	(38,518)
Business tax and surcharges	**(6,462)**	(5,680)	**(6,388)**	(5,604)
Operating profit	**77,552**	64,744	**73,002**	60,838
Non-operating income, net	**1,044**	1,381	**109**	723
Profit before impairment losses	**78,596**	66,125	**73,111**	61,561
Impairment losses	**(11,587)**	(10,985)	**(13,812)**	(14,250)
Profit before tax	**67,009**	55,140	**59,299**	47,311
Income tax	**(19,857)**	(22,543)	**(16,802)**	(19,819)
Profit after tax	**47,152**	32,597	**42,497**	27,492
Minority interests	**(5,260)**	(5,105)	**—**	—
Net profit	**41,892**	27,492	**42,497**	27,492
Earnings per share for profit attributable to the equity holders of the Bank during the year (expressed in Renminbi per ordinary share)				
— Basic	**0.18**	0.15		
— Diluted	**0.18**	0.15		

9.1.3 *Statement of Changes in Shareholders' Equity*

Bank of China Group

	Share capital	Capital reserve	Surplus reserve	General reserve and regulatory reserve	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Total
At 1 January 2006	209,427	3,978	5,987	5,109	12,585	(1,380)	(1,864)	—	233,842
Net profit	—	—	—	—	41,892	—	—	—	41,892
Issue of ordinary shares	44,412	72,567	—	—	—	—	—	—	116,979
Appropriation	—	—	4,393	8,828	(13,221)	—	—	—	—
Net change in fair value of available-for-sale securities	—	—	—	—	—	(1,059)	—	—	(1,059)
Dividends	—	—	—	—	(1,375)	—	—	—	(1,375)
Currency translation differences	—	—	—	—	—	—	(1,813)	—	(1,813)
Purchase of treasury shares	—	—	—	—	—	—	—	(216)	(216)
Others	—	4	—	(3)	3	—	—	—	4
At 31 December 2006	253,839	76,549	10,380	13,934	39,884	(2,439)	(3,677)	(216)	388,254

Bank of China Limited

	Share capital	Capital reserve	Surplus reserve	General reserve and regulatory reserve	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Total
At 1 January 2006	209,427	3,978	5,987	5,109	12,585	(1,380)	(1,864)	233,842
Net profit	—	—	—	—	42,497	—	—	42,497
Issue of ordinary shares	44,412	72,219	—	—	—	—	—	116,631
Appropriation	—	—	4,393	8,828	(13,221)	—	—	—
Net change in fair value of available-for-sale securities	—	—	—	—	—	(1,059)	—	(1,059)
Dividends	—	—	—	—	(1,375)	—	—	(1,375)
Currency translation differences	—	—	—	—	—	—	(1,797)	(1,797)
Others	—	(308)	—	(3)	42	—	—	(269)
At 31 December 2006	253,839	75,889	10,380	13,934	40,528	(2,439)	(3,661)	388,470

9.1.4 *Cash Flow Statements*

	Bank of China Group	Bank of China Limited
Cash flow from operating activities		
Interest received	203,494	162,085
Commission received	16,872	10,779
Proceeds from recovery of bad debts previously written off	3,589	1,201
Net increase in deposits from customers	391,645	350,683
Net decrease in due from and placements with banks and other financial institutions	5,266	9,966
Net increase in due to central banks	12,319	12,319
Net change in other operating items	12,442	3,858
Cash inflow from operating activities	645,627	550,891

	Bank of China Group	Bank of China Limited
Payment of interest on customer deposits and inter-bank balances	(84,379)	(60,189)
Commission paid	(2,816)	(1,027)
Payment to and on behalf of the employees	(27,399)	(22,845)
Payment of operating expenses and others	(17,564)	(15,343)
Income tax paid	(25,536)	(22,948)
Business and other taxes paid	(6,955)	(6,885)
Net increase in loans and advances to customers	(200,349)	(197,710)
Net increase in debt securities	(141,089)	(88,235)
Net increase in due from central banks	(69,063)	(75,634)
Net increase in precious metal	(12,559)	(12,755)
Net decrease in due to and placements from banks and other financial institutions	(23,852)	(33,907)
Net decrease in special purpose borrowings	(6,158)	(6,158)
Cash outflow from operating activities	(617,719)	(543,636)
Net cash inflow from operating activities	27,908	7,255
Cash flow from investing activities		
Proceeds from disposal of fixed assets and other assets	4,841	3,948
Proceeds from disposal of equity investments	3,078	1,095
Dividends received	201	7,192
Cash inflow from investing activities	8,120	12,235
Purchase of fixed assets and other assets	(7,425)	(6,214)
Acquisition of a subsidiary, net of cash acquired	(5,373)	—
Increase of equity investments	(1,635)	(579)
Cash outflow from investing activities	(14,433)	(6,793)
Net cash (outflow)/inflow from investing activities	(6,313)	5,442
Cash flow from financing activities		
Proceeds from issuance of ordinary shares	117,423	116,767
Proceeds from minority shareholders of a subsidiary upon exercise of subsidiaries share option	33	—
Proceeds from minority shareholders of subsidiaries	55	—
Cash inflow from financing activities	117,511	116,767
Payment of interest on bonds issued	(2,774)	(2,774)
Dividend payments to shareholders of the Bank	(1,375)	(1,375)
Dividend payments to minority shareholders	(3,391)	—
Purchase of treasury shares	(216)	—
Payment of share issurance costs	(413)	(413)

	Bank of China Group	Bank of China Limited
Cash outflow from financing activities	(8,169)	(4,562)
Net cash inflow from financing activities	109,342	112,205
Effect of foreign exchange rate changes on cash and cash equivalents	(8,105)	(3,483)
Increase in cash and cash equivalents	122,832	121,419
Cash and cash equivalents at 1 January 2006	397,112	275,623
Cash and cash equivalents at 31 December 2006	519,944	397,042

9.2 Notes to Financial Statements

9.2.1 *Net interest income*

	2006	2005
Interest income		
Loans and advances to customers	**128,270**	109,711
Debt securities	**67,195**	44,938
Due from and placements with banks and other financial institutions	**13,892**	8,426
Due from central banks	**5,313**	4,270
Sub-total	**214,670**	167,345
Interest expense		
Deposits from customers	**(79,939)**	(55,914)
Due to and placements from banks and other financial institutions, and due to central banks	**(9,393)**	(6,512)
Other borrowings and bonds issued	**(4,631)**	(4,514)
Sub-total	**(93,963)**	(66,940)
Net interest income	**120,707**	100,405

9.2.2 *Other operating income, net*

	2006	2005
Other operating income		
Insurance premium	**7,708**	5,237
Others[1]	**2,623**	1,380
Sub-total	**10,331**	6,617
Other operating expense		
Insurance claim expense	**(7,484)**	(3,861)
Others	**(301)**	(614)
Sub-total	**(7,785)**	(4,475)
Other operating income, net	**2,546**	2,142

(1) Other operating income for the year ended 31 December 2006 included: (i) gains on disposal of debt to equity swap amounting to RMB1,309 million, and (ii) gains of RMB660 million arising from disposal of certain loans by a subsidiary of the Group in Hong Kong in March 2006.

9.2.3 *Loans and advances to customers*

(1) *Analysed by security type*

Loans and advances to customers are analysed by the form of security as follows:

	31 December 2006	31 December 2005
Unsecured loans	**536,080**	475,764
Guaranteed loans	**731,759**	684,824
Collateralised and other secured loans	**1,163,967**	1,074,458
Total	**2,431,806**	2,235,046

(2) *Analysed by industry sector*

	31 December 2006	31 December 2005
Corporate Loans		
Manufacturing	**602,865**	531,191
Commercial and servicing	**301,254**	301,863
Energy, mining and agriculture	**260,706**	230,854
Real estate	**217,960**	190,297
Transportation and logistics	**211,786**	193,428
Public services	**106,141**	91,924
Financial services	**72,909**	96,245
Construction	**38,897**	36,050
Others	**36,544**	40,191

	31 December 2006	31 December 2005
Sub-total	**1,849,062**	1,712,043
Consumer loans		
Mortgages loans	**456,930**	413,007
Vehicle loans	**26,315**	28,005
Credit card and others	**99,499**	81,991
Sub-total	**582,744**	523,003
Total	**2,431,806**	2,235,046

(3) *Accrual and non-accrual loans*

	31 December 2006	31 December 2005
Accrual loans	**2,354,814**	2,158,232
Non-accrual loans	**76,992**	76,814
Total	**2,431,806**	2,235,046

(4) As at 31 December 2006, there were no bills pledged as collateral under repurchase agreements (2005: RMB11,968 million).

9.2.4 *Income tax*

	2006	2005
Current income tax		
Chinese Mainland income tax	**16,477**	18,536
Hong Kong, Macao and other overseas income tax	**3,287**	2,755
	19,764	21,291
Deferred tax	**93**	1,252
Total	**19,857**	22,543

The provision for Chinese Mainland income tax includes the supplementary PRC tax on income derived from the Group's Overseas Operations.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	2006	2005
Profit before income tax	**67,009**	55,140
Tax calculated at a tax rate of 33%	**22,113**	18,196
Effect of different tax rates in Overseas Operations	**(3,796)**	(3,445)
Supplementary tax on overseas income paid in the PRC	**2,510**	1,388
Income not subject to tax(1)	**(2,352)**	(1,803)
Expenses not deductible for tax purposes(2)	**1,137**	4,789
Prior years tax expenses adjustment(3)	**(300)**	2,376
Others(4)	**545**	1,042
Total	**19,857**	22,543

(1) It mainly comprised the interest income from the PRC treasury bills.

(2) Non tax-deductible expenses primarily comprised staff salary costs in excess of the deduction limit permitted under relevant PRC tax regulations.

According to Caishui [2007] No. 40, "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" issued by MOF and the State Administration of Taxation, the deductible salary expenses approved for the Domestic Operations in 2006 were RMB15,669 million when determining the Bank's 2006 taxable income. As the approved amounts of deductible salary expenses were higher than the deduction limit originally applicable to the Bank, the Bank's tax expenses were reduced by RMB4,626 million.

(3) The prior year tax expense adjustments for the year 2005 includes RMB1,921 million related to the reversal in 2004 of certain provisions recorded in prior years. Such reversals were non-taxable.

(4) Others primarily included non-performing loans sold. The deferred income tax assets arising from the associated loan loss provisions were subsequently de-recognised.

9.2.5 *Earnings per share (Basic & Diluted)*

Basic and diluted earnings per share for the years ended 31 December 2006 and 2005 have been computed by dividing the profit for each year by the weighted average number of ordinary shares in issue during the year.

The Group has no dilutive potential ordinary shares as at 31 December 2006 and 2005, and therefore the diluted earnings per share was equal to the basic earnings per share.

	2006	2005
Profit attributable to equity holders of the Bank	**41,892**	27,492
Weighted average number of ordinary shares in issue (in millions)	**236,055**	186,425
Basic and diluted earnings per share (in RMB)	**0.18**	0.15

9.2.6 *Derivative financial instruments*

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers.

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the

administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right , but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

The contractual/notional amount and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market foreign exchange rate, market interest rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The fair values of derivatives that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models. To the extent practical, models use only observable data, such as interest rate and foreign currency exchange rates, however areas such as credit risk (both own and counterparty's), volatilities and correlations require management to make estimates. Changes in such observable data and assumptions about these factors could affect reported fair value of financial instruments.

At 31 December 2006	Contractual/ notional amount	Fair values Assets	Liabilities
Exchange rate derivatives			
Currency forwards and swaps[1]	993,008	11,860	(4,974)
Currency options purchased[2]	187,446	5,735	—
Currency options written	38,272	—	(419)
Sub-total		17,595	(5,393)
Interest rate derivatives			
Interest rate swaps	369,093	4,236	(4,832)
Cross-currency interest rate swaps	34,793	1,532	(2,932)
Interest rate options purchased	41,151	592	—
Interest rate options written	48,939	—	(161)
Interest rate futures	14,675	40	(9)
Sub-total		6,400	(7,934)
Equity derivatives	10,572	453	(390)
Precious metal derivatives	10,520	389	(606)
Total derivative financial instruments assets/(liabilities)		24,837	(14,323)

At 31 December 2005	Contractual/ notional amount	Fair values Assets	Liabilities
Exchange rate derivatives			
Currency forwards and swaps[1]	563,397	6,991	(4,813)
Currency options purchased[2]	176,643	3,781	—
Currency options written	19,369	—	(374)
Sub-total		10,772	(5,187)
Interest rate derivatives			
Interest rate swaps	361,332	3,132	(5,246)
Cross-currency interest rate swaps	39,427	1,735	(4,131)
Interest rate options purchased	11,584	148	—
Interest rate options written	98,994	—	(215)
Interest rate futures	14,939	28	(34)
Sub-total		5,043	(9,626)
Equity derivatives	15,442	14	(7)
Precious metal derivatives	21,008	979	(932)
Total derivative financial instruments assets/(liabilities)		16,808	(15,752)

(1) Since 2005, the Bank has entered into foreign exchange swap transactions with the PBOC to manage its assets and liabilities. Under these agreements, the PBOC sold USD to the Bank in spot transactions for RMB and agreed to buy back the USD after one year or three years at agreed exchange rates and swap rates, which reflect the interest rate differentials between USD and RMB at the respective inception date of the transactions.

(2) On 5 January 2005, the Bank entered into a foreign currency option agreement with Huijin to economically hedge a portion of its net on-balance sheet foreign currency position, where by the Bank acquired options to sell to Huijin USD, totalling USD18 billion (RMB140,557 million), of no more than USD1,500 million at the beginning of each calendar month during the year ending 31 December 2007 at a fixed exchange rate of USD1 to RMB8.2769. The related option premium of RMB4,469 million, is payable by the Bank to Huijin in 12 equal monthly instalments at the beginning of each calendar month during the year ending 31 December 2007. As at 31 December 2006, the fair value of these contracts amounted to RMB5.18 billion (2005: RMB3.23 billion).

9.3 Notes to the Bank's major financial items

9.3.1 *Loans and advances to customers*

	31 December 2006	31 December 2005
Unsecured loans	**469,084**	401,756
Guaranteed loans	**652,766**	617,332
Collateralised and other secured loans	**942,764**	849,017
Total	**2,064,614**	1,868,105

9.3.2 *Net interest income*

	2006	**2005**
Interest income		
Loans and advances to customers	**107,267**	94,464
Debt securities	**52,483**	34,994
Due from and placements with banks and other financial institutions	**8,517**	5,136
Due from central banks	**4,730**	4,145
Sub-total	**172,997**	138,739
Interest expense		
Deposits from customers	**(55,546)**	(42,384)
Due to and placements from banks and other financial institutions, due to central banks	**(9,242)**	(6,602)
Other borrowings and bonds issued	**(4,631)**	(4,514)
Sub-total	**(69,419)**	(53,500)
Net interest income	**103,578**	85,239

9.4 Contingent liabilities, commitments and other off-balance sheet items

9.4.1 *Legal proceedings*

As at 31 December 2006, the Group was involved in certain lawsuits as defendants arising from its normal business operations. Management of the Group believes that the outcome of these lawsuits will not have a material impact on the financial position of the Group after consulting legal counsel.

9.4.2 *Assets pledged*

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2006, the Group had repurchase agreements, short positions and precious metals swaps amounting to RMB54,806 million (2005: RMB62,108 million). All such agreements mature within twelve months from inception.

	31 December 2006	31 December 2005
Precious metals	—	2,617
Bills	—	11,968
Debt securities	**55,212**	49,658
Total	**55,212**	64,243

9.4.3 ***Capital commitments***

The Group has the following outstanding capital commitments not provided for in the accounts:

	31 December 2006	31 December 2005
Authorised and contracted for but not recorded	**38,741**	1,893
Authorised but not contracted for	**1,536**	2,687
	40,277	4,580

The above capital commitments are related to commitments to purchase building and equipment (including the purchasing aircraft for operating lease purpose). The Group's management is confident that future revenues and funding available will be sufficient to meet these capital commitments. However the Group's management have no obligation to incur the costs in respect of the amount reported as authorised but not contracted for.

9.4.4 ***Operating leases***

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid in the future are summarised as:

	31 December 2006	31 December 2005
Within one year		
One to two years	**1,604**	1,371
Two to three years	**1,281**	1,085
Above three years	**969**	807
	2,832	2,546
Total	**6,686**	5,809

9.4.5 *Certificate treasury bonds redemption commitments*

The Bank is entrusted by the MOF to issue certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement. As at 31 December 2006, the Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB84,500 million (2005: RMB80,965 million). The original maturities of these bonds vary from 1 to 5 years. As the deposits base rate established by the PBOC is currently lower than the yields on all issues of Certificate Treasury Bonds, management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

9.4.6 ***Major off-balance sheet exposures***

	31 December 2006	31 December 2005
Acceptances		
Letters of guarantee issued	**217,093**	195,234
Letters of credit issued	**290,205**	212,987
Irrevocable credit commitments and others	**109,083**	101,195
	471,441	386,346
Total	**1,087,822**	895,762

9.4.7 ***Fiduciary activities***

The Group provides custody, entrusted loan administration, trustee and investment management services to third parties. Assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2006, the Group had a balance of securities and other financial instruments held in custody accounts amounted to approximately RMB707,953 million (2005: RMB562,823million), entrusted loans of RMB98,046 million (2005: RMB51,626 million), and the balance of precious metals held in custody accounts amounted to approximately RMB3,150 million (2005: RMB2,696 million).

§10 The accounting policies and basis of presentation of the financial statements of the Group for the year ended 31 December 2006 are consistent with those adopted in the 2005 annual financial statements.

Effective 1 January 2007, the Group adopts the "Accounting Standards for Business Enterprises" ("2006 New CAS") issued by the Ministry of Finance. The Group has performed a preliminary assessment and considered that the adoption of the 2006 New CAS will not result in any material effects on the Group's results of operations.

Bank of China Limited
Chairman:
Xiao Gang
March 22, 2007

Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited

The notice of the meeting of the Board of Directors of Bank of China Ltd ("Bank of China" or the "Bank") held on Mar 22, 2007 had been sent to all of the Directors and Supervisors on Mar 8, 2007 by means of paper documents and email and the meeting was convened on Mar 22, 2007 in Hong Kong. Mr. Li Zaohang attended the meeting by means of video conference. Number of directors bound to be present is 16 and all of them attended the meeting in person, in compliance with the provisions of the Company Law and the Articles of Association of the Bank. Non-voting attendees to the meeting included members of the Board of Supervisors and the Senior Management. Mr. Xiao Gang, Chairman of the Board, presided over the meeting. The following resolutions were discussed one by one and adopted by signed paper ballots by Directors present:

1. Proposal on the 2006 Annual Report of Bank of China Limited

Votes For: 16 Votes Against: 0 Abstention Votes:0

2. Proposal on the Bank of China Limited Profit Distribution Plan for the year 2006

Votes For: 16 Votes Against: 0 Abstention Votes:0

It was resolved that the dividends distribution of

RMB10,153,566,480.36, at RMB 0.04 per share (before tax) be and are hereby approved.

3. Proposal on the Annual Budget of Bank of China Limited for the Year 2007

Votes For: 16 Votes Against: 0 Abstention Votes:0

4. Proposal on the Appointment of PricewaterhouseCoopers as the External Auditor of Bank of China Limited for the Year 2007

Votes For: 16 Votes Against: 0 Abstention Votes:0

The proposal on the appointment of PricewaterhouseCoopers as the external auditor of the Bank for the year 2007 at the fee of USD 20.1 million was approved.

5. Proposal on the Appointment of Mr. Huang Shizhong as Independent Non-executive Director of Bank of China Limited

Votes For: 16 Votes Against: 0 Abstention Votes:0

Independent Non-executive Directors commented on the appointment of Mr. Huang Shizhong as Independent Non-executive Director of the Bank as follows: Agree

Huang Shizhong, 45, currently serves as vice president of Xiamen National Accounting Institute. Mr. Huang graduated in 1986 from Dalhousie University with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. He has served successfully as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of the CICPA. He serves as independent non-executive director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd.（listed in the Stock Exchange of Hong Kong Ltd）, Xiamen C & D Inc., Xiamen Tungsten

Co., Ltd.

6. Proposal on the Appointment of Ms. Huang Danhan as Independent Non-executive Director of Bank of China Limited

Votes For: 14 Votes Against: 0 Abstention Votes:2

Independent Non-executive Directors commented on the appointment of Ms. Huang Danhan as Independent Non-executive Director of the Bank as follows: Agree:2, Against:0,Abstention:2 (Lacks banking operation experience)

Huang Danhan, 57, currently serves as Senior Advisor of EU-China Trade Project in trade in services, a Partner of Sinobridge PRC Lawyers. Ms. Huang graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, Ms. Huang has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for some major Chinese state-owned trading company and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999- March 2001), and General Counsel, China Galaxy Securities Company Limited (March 2001-September 2004). She also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993-1995). Starting from January 2007, she has been serving as an Independent Non-Executive Director of Beijing ZJS Express, Co. Ltd.

7. Proposal on the Re-appointment of Mr. Anthony Francis Neoh as Independent Non-executive Director of Bank of China Limited

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Mr. Anthony Francis Neoh did not exercise voting right on such proposal.

Other Independent Non-executive Directors commented on the re-appointment of Mr. Anthony Francis Neoh as Independent

Non-executive Director of the Bank as follows: Agree

8. Proposal on the Re-appointment of Mr. Xiao Gang as Executive Director of Bank of China Limited

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Mr. Xiao Gang did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the re-appointment of Mr. Xiao Gang as Executive Director of the Bank as follows: Agree

9. Proposal on the Re-appointment of Mr. Li Lihui as Executive Director of Bank of China Limited

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Mr. Li Lihui did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the re-appointment of Mr. Li Lihui as Executive Director of the Bank as follows: Agree

10. Proposal on the Re-appointment of Mr. Hua Qingshan as Executive Director of Bank of China Limited

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Mr. Hua Qingshan did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the re-appointment of Mr. Hua Qingshan as Executive Director of the Bank as follows: Agree

11. Proposal on the Re-appointment of Mr. Li Zaohang as Executive Director of Bank of China Limited

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Mr. Li Zaohang did not exercise voting

right on such proposal.

Independent Non-executive Directors commented on the re-appointment of Mr. Li Zaohang as Executive Director of the Bank as follows: Agree

Please make reference to the resumes of the Directors proposed to be re-appointed in the 2006 Annual Report of Bank of China Limited.

12. Proposal on the Management Measures on Remuneration of Chairman of the Board of Directors of Bank of China Limited ("Management Measures")

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Chairman Xiao Gang did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the Management Measures as follows: Agree

13. Proposal on the Remuneration Scheme for the Independent Non-executive Directors of Bank of China Limited

Votes For: 12 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, the four Independent Non-executive Directors of the Bank did not exercise voting right on such proposal.

14. Proposal on the Bonus Distribution Scheme for the Chairman of the Board of Directors of Bank of China Limited for the year 2006

Votes For: 15 Votes Against: 0 Abstention Votes:0

Due to conflict of interest, Chairman Xiao Gang did not exercise voting right on such proposal.

Independent Non-executive Directors commented on the Bonus Distribution Scheme for the Chairman of the Board of Directors of the Bank as follows: Agree

15. Proposal on the Amendments to the Articles of Association of Bank of China Limited

Votes For: 16 Votes Against: 0 Abstention Votes:0

16. Proposal on the Amendments to the Bank of China Limited Board of Directors' Procedural Rules

Votes For: 16 Votes Against: 0 Abstention Votes:0

17. Proposal on the Amendments to the Bank of China Limited Procedural Rules for Shareholders' Meeting

Votes For: 16 Votes Against: 0 Abstention Votes:0

18. Proposal on the appointment of Mr. Luo Nan as Listing Affairs Representative of Bank of China Limited

Votes For: 16 Votes Against: 0 Abstention Votes:0

Luo Nan, 34, full-time Master's degree (Rotman School of Management, University of Toronto). Mr. Luo joined Bank of China in July 1996, and once served as an intern in Luoyang Branch, and a staff member of the Overseas Business Management Department. He started to work in the Office of Restructuring and Listing of Bank of China from August 2004 and was appointed to be the senior manager (Investor Relations) of the Board Secretariat in April 2005 and was appointed to be Division Head (Investor Relations) of the Board Secretariat in October 2006. Mr. Luo has obtained the Qualification Certificate of Board Secretary issued by the Shanghai Stock Exchange.

Proposals 1 to 17 will be submitted for shareholders' approval at the Annual General Meeting of 2006. The detailed information of such proposals will be disclosed on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn) when the Notice of the Annual General Meeting is announced.

In addition, the appointment of Mr. Wai Kin Chim as Chief Credit Officer of the Bank has been approved by competent regulatory authorities. The Bank hereby announces the relative resolution approving

the proposal to appoint Mr. Wai Kin Chim as Chief Credit Officer of the Bank as follows:

Proposal to appoint Mr. Wai Kin Chim as Chief Credit Officer of the Bank

Votes For: 16 Votes Against: 0 AbstentionVotes: 0

Independent Non-executive Directors commented on the appointment of Mr. Wai Kin Chim as Chief Credit Officer of the Bank as follows: Agree

Mr. Wai Kin Chim, 46, holds British Citizenship and is a Hong Kong permanent resident. Prior to joining the Bank, he worked in Standard Chartered Bank, Hong Kong, Bankers Trust Company, Hong Kong and Deutsche Bank. When working with Deutsche Bank, Mr. Chim served as the Managing Director and Chief Credit Officer – Non Japan Asia. Mr. Chim has been working in banking credit and risk management areas for more than 20 years and possesses ample experiences in risk management.

The announcement is hereby notified.

Board of Directors of Bank of China Limited

March 23, 2007

Announcement Regarding Resolutions of the Board of Supervisors of Bank of China Limited

Bank of China Ltd. and all members of Board of Supervisors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The 2nd meeting of the Board of Supervisors of Bank of China Ltd. ("Bank of China" or the "Bank") for the year of 2007 was convened in the 14th floor conference room of the Bank of China Hong Kong Building on March 22, 2007. Number of supervisors bound to be present is 5 and all of them attended the meeting in person. The meeting is legal and valid.

The 2006 annual report of Bank of China and its summary which were approved by the Board of Directors of the Bank on March 22, 2007, were reviewed and approved by the meeting of Board of Supervisors. And Bank of China Profit Distribution Plan for the year 2006 which was approved by the Board of Directors on March 22,2007, was reviewed and approved by the meeting of Board of Supervisors. The report of the Board of Supervisors to be submitted to the Annual General Meeting for shareholders' approval was reviewed and approved by the meeting of Board of Supervisors.

The results of the voting are as follows:

1. The 2006 annual report of Bank of China and its summary:

Votes For: 5 Votes Against: 0 Abstention Votes:0

2. Bank of China Profit Distribution Plan for the year 2006:

Votes For: 5 Votes Against: 0 Abstention Votes:0

3. The report of the Board of Supervisors to be submitted to the Annual General Meeting:

Votes For: 5　　Votes Against: 0　　Abstention Votes:0

The announcement is hereby notified.

Board of Supervisors of Bank of China Limited

March 23, 2007

END